Semiannual Report

June 30, 2009

Ivy Funds Variable Insurance Portfolios
Pathfinder Aggressive
Pathfinder Conservative
Pathfinder Moderate
Pathfinder Moderately Aggressive
Pathfinder Moderately Conservative
Asset Strategy
Balanced
Bond
Core Equity
Dividend Opportunities
Energy
Global Natural Resources
Growth
High Income
International Growth

International Value
Micro Cap Growth
Mid Cap Growth
Money Market
Mortgage Securities
Real Estate Securities
Science and Technology
Small Cap Growth
Small Cap Value
Value



IVY FUNDS
Variable Insurance Portfolios

CONTENTS
Ivy Funds Variable Insurance Portfolios



Henry J. Herrmann, CFA

Dear Shareholder:

Every generation faces great challenges and opportunities. A person born in 1909 would have faced huge obstacles two decades later as America's economy crashed into the Great Depression. At the time, at a point in life when many are trying to progress in life, the painful reality was a decade of structural unemployment, loss of hope, and increasing global instability.

Over the last six months, America has continued to be tested once again, in our jobs, as investors, for our country as a global leader and as a culture. Greed, indifference and incompetence shook the global financial system to its core, while fear paralyzed markets. Unemployment rose rapidly.

However, during the last three months, the global equity market has enjoyed an encouraging rally. But, we have not yet returned to normal times. Unprecedented government policy actions may result in unintended consequences, but we do appear to be on the mend. Corporate earnings are likely to remain weak in many sectors for several quarters, although it is possible that the trough has been seen.

As you review this semiannual report, it is important to remember that a long-term perspective is an integral part of a successful investment program. For the six months ended June 30, 2009, the Standard & Poor's 500 Index, generally reflecting the performance of the domestic equity market, increased 3.17 percent, while the Citigroup Broad Investment Grade Index, generally reflecting the performance of the fixed income market, rose 1.42 percent. The slight increases for the period show that markets can come back from difficulty.

As with many aspects of life, financial decisions driven by emotion often do not generate the best results. An objective reading of history has shown that yielding to despair over economic downturns is usually a losing strategy.

The investment crisis of seven decades ago eventually brought out the best of America as well as a legacy of financial reform that, in 1940, included the law that created the modern mutual fund industry. It's not yet clear what new regulatory framework for the industry may emerge in Washington, but we hope it is balanced and fair.

Economic Snapshot

	6-30-09	12-31-08
U.S. unemployment rate	9.50%	7.20%
Inflation (U.S. Consumer Price Index)	−1.40%	0.10%
U.S. GDP	−1.00%	−3.80%
30-year fixed mortgage rate	5.25%	5.10%
Oil price per barrel	$69.82	$ 44.60

Sources: Bloomberg, U.S. Department of Labor

All government statistics shown are subject to periodic revision.

The U.S. Consumer Price Index is the government's measure of the change in the retail cost of goods and services. Gross domestic product measures year-over-year changes in the output of goods and services. Mortgage rates shown reflect the average rate on a conventional loan with a 60-day lender commitment. Oil prices reflect the market price of West Texas intermediate grade crude.

As shown in the Economic Snapshot table above, the U.S. economy at June 30, 2009 remains weak. The unemployment rate is higher than it was six months ago. The economy is shrinking. For consumers, the good news is that inflation is low. However, oil prices are substantially higher. Mortgage rates are also higher.

We believe that the investing and economic climate will get better in time. With perseverance, initiative and ingenuity, we believe the strengths of our nation's character will surface. In this uncertain environment, we believe a very strong effort to manage risk is paramount. With that approach in mind, we will strive to earn your continued confidence for many years to come.

Respectfully,

Henry J Herrmann

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of Ivy Funds Variable Insurance Portfolios and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

As a shareholder of a Portfolio, you incur ongoing costs, including management fees, distribution and service fees, and other Portfolio expenses. The following tables are intended to help you understand your ongoing costs (in dollars) of investing in a Portfolio and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended June 30, 2009.

Actual Expenses

The first line in the following tables provides information about actual investment values and actual expenses. You may use the information in this line, together with your initial investment in Portfolio shares, to estimate the expenses that you paid over the period. Simply divide the value of that investment by $1,000 (for example, a $7,500 initial investment divided by $1,000 = 7.5), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your investment during this period. In addition, there are fees and expenses imposed under the variable annuity or variable life insurance contract through which shares of the Portfolio are held. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second line in the following tables provides information about hypothetical investment values and hypothetical expenses based on the Portfolio's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Portfolio's actual return. The hypothetical investment values and expenses may not be used to estimate the actual investment value at the end of the period or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Portfolio and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the tables are meant to highlight your ongoing costs as a shareholder of the Portfolio and do not reflect any fees and expenses imposed under the variable annuity or variable life insurance contract through which shares of the Portfolio are held.

Pathfinder Aggressive

For the Six Months Ended June 30, 2009	Beginning Account Value 12-31-08	Ending Account Value 6-30-09	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Portfolio Return[1]	$1,000	$1,055.70	0.11%	$0.51
Based on 5% Return[2]	$1,000	$1,024.25	0.11%	$0.51

Pathfinder Conservative

For the Six Months Ended June 30, 2009	Beginning Account Value 12-31-08	Ending Account Value 6-30-09	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Portfolio Return[1]	$1,000	$1,036.37	0.14%	$0.71
Based on 5% Return[2]	$1,000	$1,024.12	0.14%	$0.71

Pathfinder Moderate

For the Six Months Ended June 30, 2009	Beginning Account Value 12-31-08	Ending Account Value 6-30-09	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Portfolio Return[1]	$1,000	$1,044.90	0.07%	$0.41
Based on 5% Return[2]	$1,000	$1,024.44	0.07%	$0.40

See footnotes on page 8.

Pathfinder Moderately Aggressive

For the Six Months Ended June 30, 2009	Beginning Account Value 12-31-08	Ending Account Value 6-30-09	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Portfolio Return[1]	$1,000	$1,050.70	0.06%	$0.31
Based on 5% Return[2]	$1,000	$1,024.48	0.06%	$0.30

Pathfinder Moderately Conservative

For the Six Months Ended June 30, 2009	Beginning Account Value 12-31-08	Ending Account Value 6-30-09	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Portfolio Return[1]	$1,000	$1,037.60	0.10%	$0.51
Based on 5% Return[2]	$1,000	$1,024.32	0.10%	$0.51

Asset Strategy

For the Six Months Ended June 30, 2009	Beginning Account Value 12-31-08	Ending Account Value 6-30-09	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Portfolio Return[1]	$1,000	$1,069.50	1.05%	$5.38
Based on 5% Return[2]	$1,000	$1,019.56	1.05%	$5.25

Balanced

For the Six Months Ended June 30, 2009	Beginning Account Value 12-31-08	Ending Account Value 6-30-09	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Portfolio Return[1]	$1,000	$1,004.10	1.03%	$5.11
Based on 5% Return[2]	$1,000	$1,019.69	1.03%	$5.15

Bond

For the Six Months Ended June 30, 2009	Beginning Account Value 12-31-08	Ending Account Value 6-30-09	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Portfolio Return[1]	$1,000	$1,031.98	0.80%	$4.06
Based on 5% Return[2]	$1,000	$1,020.81	0.80%	$4.04

Core Equity

For the Six Months Ended June 30, 2009	Beginning Account Value 12-31-08	Ending Account Value 6-30-09	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Portfolio Return[1]	$1,000	$1,020.14	0.98%	$4.95
Based on 5% Return[2]	$1,000	$1,019.93	0.98%	$4.95

See footnotes on page 8.

Dividend Opportunities

For the Six Months Ended June 30, 2009	Beginning Account Value 12-31-08	Ending Account Value 6-30-09	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Portfolio Return[1]	$1,000	$1,012.40	1.06%	$5.23
Based on 5% Return[2]	$1,000	$1,019.56	1.06%	$5.25

Energy

For the Six Months Ended June 30, 2009	Beginning Account Value 12-31-08	Ending Account Value 6-30-09	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Portfolio Return[1]	$1,000	$1,138.50	0.67%	$3.53
Based on 5% Return[2]	$1,000	$1,021.48	0.67%	$3.34

Global Natural Resources

For the Six Months Ended June 30, 2009	Beginning Account Value 12-31-08	Ending Account Value 6-30-09	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Portfolio Return[1]	$1,000	$1,378.50	1.53%	$9.04
Based on 5% Return[2]	$1,000	$1,017.21	1.53%	$7.67

Growth

For the Six Months Ended June 30, 2009	Beginning Account Value 12-31-08	Ending Account Value 6-30-09	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Portfolio Return[1]	$1,000	$1,074.70	0.99%	$5.08
Based on 5% Return[2]	$1,000	$1,019.90	0.99%	$4.95

High Income

For the Six Months Ended June 30, 2009	Beginning Account Value 12-31-08	Ending Account Value 6-30-09	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Portfolio Return[1]	$1,000	$1,242.10	0.93%	$5.16
Based on 5% Return[2]	$1,000	$1,020.21	0.93%	$4.65

International Growth

For the Six Months Ended June 30, 2009	Beginning Account Value 12-31-08	Ending Account Value 6-30-09	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Portfolio Return[1]	$1,000	$1,055.79	1.20%	$6.06
Based on 5% Return[2]	$1,000	$1,018.85	1.20%	$5.96

See footnotes on page 8.

International Value

For the Six Months Ended June 30, 2009	Beginning Account Value 12-31-08	Ending Account Value 6-30-09	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Portfolio Return[1]	$1,000	$1,106.80	1.21%	$6.32
Based on 5% Return[2]	$1,000	$1,018.79	1.21%	$6.06

Micro Cap Growth

For the Six Months Ended June 30, 2009	Beginning Account Value 12-31-08	Ending Account Value 6-30-09	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Portfolio Return[1]	$1,000	$1,191.80	1.43%	$7.78
Based on 5% Return[2]	$1,000	$1,017.71	1.43%	$7.16

Mid Cap Growth

For the Six Months Ended June 30, 2009	Beginning Account Value 12-31-08	Ending Account Value 6-30-09	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Portfolio Return[1]	$1,000	$1,170.00	1.24%	$6.62
Based on 5% Return[2]	$1,000	$1,018.67	1.24%	$6.16

Money Market

For the Six Months Ended June 30, 2009	Beginning Account Value 12-31-08	Ending Account Value 6-30-09	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Portfolio Return[1]	$1,000	$1,005.98	0.51%	$2.51
Based on 5% Return[2]	$1,000	$1,022.25	0.51%	$2.53

Mortgage Securities

For the Six Months Ended June 30, 2009	Beginning Account Value 12-31-08	Ending Account Value 6-30-09	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Portfolio Return[1]	$1,000	$1,031.60	1.12%	$5.69
Based on 5% Return[2]	$1,000	$1,019.22	1.12%	$5.65

Real Estate Securities

For the Six Months Ended June 30, 2009	Beginning Account Value 12-31-08	Ending Account Value 6-30-09	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Portfolio Return[1]	$1,000	$875.20	1.50%	$7.03
Based on 5% Return[2]	$1,000	$1,017.34	1.50%	$7.57

See footnotes on page 8.

Science and Technology

For the Six Months Ended June 30, 2009	Beginning Account Value 12-31-08	Ending Account Value 6-30-09	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Portfolio Return[1]	$1,000	$1,168.20	1.18%	$6.29
Based on 5% Return[2]	$1,000	$1,018.97	1.18%	$5.86

Small Cap Growth

For the Six Months Ended June 30, 2009	Beginning Account Value 12-31-08	Ending Account Value 6-30-09	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Portfolio Return[1]	$1,000	$1,153.40	1.16%	$6.24
Based on 5% Return[2]	$1,000	$1,019.04	1.16%	$5.86

Small Cap Value

For the Six Months Ended June 30, 2009	Beginning Account Value 12-31-08	Ending Account Value 6-30-09	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Portfolio Return[1]	$1,000	$1,043.80	1.21%	$6.13
Based on 5% Return[2]	$1,000	$1,018.80	1.21%	$6.06

Value

For the Six Months Ended June 30, 2009	Beginning Account Value 12-31-08	Ending Account Value 6-30-09	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Portfolio Return[1]	$1,000	$1,016.60	1.04%	$5.14
Based on 5% Return[2]	$1,000	$1,019.66	1.04%	$5.15

*Portfolio expenses are equal to the Portfolio's annualized expense ratio (provided in the table), multiplied by the average account value over the period, multiplied by 181 days in the six-month period ended June 30, 2009, and divided by 365.

(1)This line uses the Portfolio's actual total return and actual Portfolio expenses. It is a guide to the actual expenses paid by the Portfolio in the period. The "Ending Account Value" shown is computed using the Portfolio's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Portfolio. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This line uses a hypothetical five percent annual return and actual Portfolio expenses. It helps to compare the Portfolio's ongoing costs with other mutual funds. A shareholder can compare the Portfolio's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only.

Pathfinder Portfolios

ALL DATA IS AS OF JUNE 30, 2009 (UNAUDITED)

Pathfinder Aggressive – Asset Allocation



Ivy Funds VIP Growth	15.97%
Ivy Funds VIP Dividend Opportunities	13.28%
Ivy Funds VIP International Value	13.15%
Ivy Funds VIP Bond	12.15%
Ivy Funds VIP Money Market	11.80%
Ivy Funds VIP International Growth	9.76%
Ivy Funds VIP Small Cap Value	8.12%
Ivy Funds VIP Value	6.51%
Ivy Funds VIP Mid Cap Growth	5.17%
Ivy Funds VIP Small Cap Growth	3.10%
Cash and Cash Equivalents	0.99%

Pathfinder Moderate – Asset Allocation



Ivy Funds VIP Bond	20.92%
Ivy Funds VIP Money Market	20.34%
Ivy Funds VIP Dividend Opportunities	16.86%
Ivy Funds VIP Growth	11.64%
Ivy Funds VIP International Value	8.09%
Ivy Funds VIP International Growth	6.84%
Ivy Funds VIP Value	4.85%
Ivy Funds VIP Mid Cap Growth	4.19%
Ivy Funds VIP Small Cap Value	3.99%
Ivy Funds VIP Small Cap Growth	2.11%
Cash and Cash Equivalents	0.17%

Pathfinder Conservative – Asset Allocation



Ivy Funds VIP Bond	30.07%
Ivy Funds VIP Money Market	29.19%
Ivy Funds VIP Dividend Opportunities	19.58%
Ivy Funds VIP Growth	9.06%
Ivy Funds VIP International Value	5.42%
Ivy Funds VIP Mid Cap Growth	2.20%
Ivy Funds VIP Value	2.03%
Ivy Funds VIP Small Cap Growth	1.11%
Ivy Funds VIP Small Cap Value	1.03%
Cash and Cash Equivalents	0.31%

Pathfinder Moderately Aggressive – Asset Allocation



Ivy Funds VIP Dividend Opportunities	16.66%
Ivy Funds VIP Bond	16.14%
Ivy Funds VIP Money Market	15.69%
Ivy Funds VIP Growth	11.56%
Ivy Funds VIP International Value	10.96%
Ivy Funds VIP International Growth	8.64%
Ivy Funds VIP Small Cap Value	6.99%
Ivy Funds VIP Mid Cap Growth	5.22%
Ivy Funds VIP Value	4.80%
Ivy Funds VIP Small Cap Growth	3.16%
Cash and Cash Equivalents	0.18%

Pathfinder Moderately Conservative – Asset Allocation



■	Ivy Funds VIP Bond	25.61%
■	Ivy Funds VIP Money Market	24.90%
■	Ivy Funds VIP Dividend Opportunities	17.08%
■	Ivy Funds VIP Growth	10.79%
■	Ivy Funds VIP International Value	5.17%
■	Ivy Funds VIP International Growth	4.98%
■	Ivy Funds VIP Value	4.90%
■	Ivy Funds VIP Mid Cap Growth	4.24%
■	Ivy Funds VIP Small Cap Growth	1.07%
■	Ivy Funds VIP Small Cap Value	1.00%
□	Cash and Cash Equivalents	0.26%

Pathfinder Aggressive

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Funds VIP Bond	1,136	$ 6,017
Ivy Funds VIP Dividend Opportunities	1,284	6,578
Ivy Funds VIP Growth	1,008	7,911
Ivy Funds VIP International Growth	776	4,834
Ivy Funds VIP International Value	524	6,515
Ivy Funds VIP Mid Cap Growth	486	2,561
Ivy Funds VIP Money Market	5,844	5,844
Ivy Funds VIP Small Cap Growth	220	1,536
Ivy Funds VIP Small Cap Value	374	4,020
Ivy Funds VIP Value	780	3,223
TOTAL AFFILIATED MUTUAL FUNDS – 99.01%		**$49,039**
(Cost: $59,789)		

SHORT-TERM SECURITIES – 0.19%	Principal	
Master Note		
Toyota Motor Credit Corporation, 0.197%, 7–1–09 (A)	$ 92	$ 92
(Cost: $92)		
TOTAL INVESTMENT SECURITIES – 99.20%		**$49,131**
(Cost: $59,881)		

CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.80%		400
NET ASSETS – 100.00%		**$49,531**

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2009.

For Federal income tax purposes, cost of investments owned at June 30, 2009 and the related unrealized appreciation (depreciation) were as follows:

Cost	$ 59,881
Gross unrealized appreciation	15
Gross unrealized depreciation	(10,765)
Net unrealized depreciation	$(10,750)

Pathfinder Conservative

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Funds VIP Bond	1,822	$ 9,648
Ivy Funds VIP Dividend Opportunities	1,227	6,282
Ivy Funds VIP Growth	371	2,909
Ivy Funds VIP International Value	140	1,740
Ivy Funds VIP Mid Cap Growth	134	707
Ivy Funds VIP Money Market	9,370	9,370
Ivy Funds VIP Small Cap Growth	51	357
Ivy Funds VIP Small Cap Value	31	331
Ivy Funds VIP Value	158	653
TOTAL AFFILIATED MUTUAL FUNDS – 99.69%		**$31,997**
(Cost: $31,875)		

SHORT-TERM SECURITIES – 0.38%	Principal	
Master Note		
Toyota Motor Credit Corporation, 0.197%, 7–1–09 (A)	$ 121	$ 121
(Cost: $121)		
TOTAL INVESTMENT SECURITIES – 100.07%		**$32,118**
(Cost: $31,996)		

LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.07%)		(23)
NET ASSETS – 100.00%		**$32,095**

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2009.

For Federal income tax purposes, cost of investments owned at June 30, 2009 and the related unrealized appreciation (depreciation) were as follows:

Cost	$31,996
Gross unrealized appreciation	160
Gross unrealized depreciation	(38)
Net unrealized appreciation	$ 122

See Accompanying Notes to Financial Statements.

Pathfinder Moderate

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Funds VIP Bond	6,378	$ 33,779
Ivy Funds VIP Dividend Opportunities	5,318	27,236
Ivy Funds VIP Growth	2,396	18,799
Ivy Funds VIP International Growth	1,773	11,053
Ivy Funds VIP International Value	1,052	13,070
Ivy Funds VIP Mid Cap Growth	1,283	6,765
Ivy Funds VIP Money Market	32,853	32,853
Ivy Funds VIP Small Cap Growth	488	3,412
Ivy Funds VIP Small Cap Value	600	6,442
Ivy Funds VIP Value	1,897	7,836
TOTAL AFFILIATED MUTUAL FUNDS – 99.83%		**$161,245**
(Cost: $167,128)		

SHORT-TERM SECURITIES – 0.96%	Principal	
Master Note		
Toyota Motor Credit Corporation,		
0.197%, 7–1–09 (A)	$1,545	$ 1,545
(Cost: $1,545)		
TOTAL INVESTMENT SECURITIES – 100.79%		**$162,790**
(Cost: $168,673)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.79%)		**(1,267)**
NET ASSETS – 100.00%		**$161,523**

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2009.

For Federal income tax purposes, cost of investments owned at June 30, 2009 and the related unrealized appreciation (depreciation) were as follows:

Cost	$168,673
Gross unrealized appreciation	384
Gross unrealized depreciation	(6,267)
Net unrealized depreciation	$ (5,883)

Pathfinder Moderately Aggressive

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Funds VIP Bond	6,184	$ 32,750
Ivy Funds VIP Dividend Opportunities	6,602	33,816
Ivy Funds VIP Growth	2,990	23,460
Ivy Funds VIP International Growth	2,812	17,527
Ivy Funds VIP International Value	1,790	22,248
Ivy Funds VIP Mid Cap Growth	2,011	10,598
Ivy Funds VIP Money Market	31,837	31,837
Ivy Funds VIP Small Cap Growth	915	6,403
Ivy Funds VIP Small Cap Value	1,321	14,184
Ivy Funds VIP Value	2,357	9,734
TOTAL AFFILIATED MUTUAL FUNDS – 99.82%		**$202,557**
(Cost: $216,399)		

SHORT-TERM SECURITIES – 0.27%	Principal	
Master Note		
Toyota Motor Credit Corporation,		
0.197%, 7–1–09 (A)	$553	$ 553
(Cost: $553)		
TOTAL INVESTMENT SECURITIES – 100.09%		**$203,110**
(Cost: $216,952)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.09%)		**(182)**
NET ASSETS – 100.00%		**$202,928**

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2009.

For Federal income tax purposes, cost of investments owned at June 30, 2009 and the related unrealized appreciation (depreciation) were as follows:

Cost	$216,952
Gross unrealized appreciation	68
Gross unrealized depreciation	(13,910)
Net unrealized depreciation	$ (13,842)

See Accompanying Notes to Financial Statements.

Pathfinder Moderately Conservative

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Funds VIP Bond	3,324	$17,604
Ivy Funds VIP Dividend Opportunities	2,291	11,736
Ivy Funds VIP Growth	945	7,416
Ivy Funds VIP International Growth	550	3,426
Ivy Funds VIP International Value	286	3,550
Ivy Funds VIP Mid Cap Growth	553	2,917
Ivy Funds VIP Money Market	17,112	17,112
Ivy Funds VIP Small Cap Growth	105	736
Ivy Funds VIP Small Cap Value	64	688
Ivy Funds VIP Value	815	3,366

TOTAL AFFILIATED MUTUAL FUNDS – 99.74%		**$68,551**

(Cost: $69,649)

SHORT-TERM SECURITIES – 0.45%	Principal	
Master Note		
Toyota Motor Credit Corporation,		
0.197%, 7–1–09 (A)	$ 312	**$ 312**

(Cost: $312)

TOTAL INVESTMENT SECURITIES – 100.19%		**$68,863**

(Cost: $69,961)

LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.19%)		**(133)**

NET ASSETS – 100.00%		**$68,730**

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2009.

For Federal income tax purposes, cost of investments owned at June 30, 2009 and the related unrealized appreciation (depreciation) were as follows:

Cost	$69,961
Gross unrealized appreciation	220
Gross unrealized depreciation	(1,318)
Net unrealized depreciation	$ (1,098)

See Accompanying Notes to Financial Statements.

Asset Strategy

Asset Allocation



Stocks 66.38%
Bullion (Gold) 16.26%
Options 1.56%
Bonds 7.44%
Cash and Cash Equivalents 8.36%

Stocks	**66.38%**
Financials	23.29%
Information Technology	13.47%
Energy	11.31%
Materials	6.60%
Consumer Discretionary	4.60%
Industrials	3.19%
Consumer Staples	2.35%
Health Care	1.57%
Bullion (Gold)	**16.26%**
Options	**1.56%**
Bonds	**7.44%**
Corporate Debt Securities	5.16%
United States Government and Government Agency Obligations	1.35%
Municipal Bonds	0.77%
Senior Loans	0.16%
Cash and Cash Equivalents	**8.36%**

Bond Portfolio Characteristics

Average maturity	1.7 years
Effective duration	0.5 years
Weighted average bond rating	AA-

Country Weightings



Pacific Basin 30.89%
North America 30.81%
Bullion (Gold) 16.26%
Europe 9.14%
Bahamas/Caribbean 1.75%
South America 1.23%
Cash and Cash Equivalents and Options 9.92%

Pacific Basin	**30.89%**
China	17.10%
India	4.55%
Taiwan	4.37%
Other Pacific Basin[1]	4.87%
North America	**30.81%**
United States	30.74%
Other North America[2]	0.07%
Bullion (Gold)	**16.26%**
Europe	**9.14%**
United Kingdom	4.74%
Other Europe[3]	4.40%
Bahamas/Caribbean[4]	**1.75%**
South America[5]	**1.23%**
Cash and Cash Equivalents and Options	**9.92%**

(1) Includes 0.09% Australia, 3.15% Hong Kong, 1.49% South Korea and 0.14% Vietnam.

(2) Includes 0.07% Mexico.

(3) Includes 2.83% France, 0.11% Poland, 0.99% Sweden and 0.47% Switzerland.

(4) Includes 0.16% Bahamas, 0.10% British Virgin Islands and 1.49% Cayman Islands.

(5) Includes 1.23% Brazil.

Top 10 Equity Holdings

Company	Country	Sector
Industrial and Commercial Bank of China (Asia) Limited	China	Financials
China Life Insurance Company Limited, H Shares	China	Financials
Taiwan Semiconductor Manufacturing Company Ltd.	Taiwan	Information Technology
Monsanto Company	United States	Materials
QUALCOMM Incorporated	United States	Information Technology
Standard Chartered PLC	United Kingdom	Financials
China Shenhua Energy Company Limited, H Shares	China	Energy
TOTAL S.A.	France	Energy
Visa Inc., Class A	United States	Information Technology
Weatherford International Ltd.	United States	Energy

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

Asset Strategy (in thousands) JUNE 30, 2009 (UNAUDITED)

COMMON STOCKS	Shares	Value
Automobile Manufacturers – 1.49%		
Hyundai Motor Company (A)	207	$ 12,035
Biotechnology – 1.57%		
Gilead Sciences, Inc. (B)	270	12,665
Casinos & Gaming – 1.14%		
Wynn Resorts, Limited (B)	259	9,153
Coal & Consumable Fuels – 2.10%		
China Shenhua Energy Company Limited, H Shares (A)	4,600	16,946
Communications Equipment – 5.35%		
QUALCOMM Incorporated	682	30,812
Reliance Communication Ventures Limited (A)	710	4,292
Telefonaktiebolaget LM Ericsson, B Shares (A)	814	7,989
		43,093
Construction & Engineering – 2.37%		
China Communications Construction Company Limited, H Shares (A)	10,477	12,248
Larsen & Toubro Limited (A)	210	6,886
		19,134
Data Processing & Outsourced Services – 2.70%		
Redecard S.A. (A)(C)	79	1,208
Redecard S.A. (A)	323	4,945
Visa Inc., Class A	251	15,627
		21,780
Diversified Banks – 10.86%		
Barclays PLC (A)(C)	1,162	5,409
Cia Brasileira de Meios de Pagamento (A)(B)(D)	202	1,737
HDFC Bank Limited (A)	194	6,056
ICICI Bank Limited (A)	349	5,259
Industrial and Commercial Bank of China (Asia) Limited (A)	51,126	35,623
Industrial and Commercial Bank of China Limited, H Shares (A)(C)	16,701	11,637
Standard Chartered PLC (A)	917	17,199
State Bank of India (A)	126	4,581
		87,501
Diversified Capital Markets – 0.47%		
UBS AG (A)(B)(D)	310	3,796
Diversified Metals & Mining – 2.65%		
Southern Copper Corporation	574	11,737
Xstrata plc (A)	891	9,640
		21,377
Education Services – 0.82%		
New Oriental Education & Technology Group Inc., ADR (B)	98	6,627
Fertilizers & Agricultural Chemicals – 3.95%		
Monsanto Company	428	31,850

COMMON STOCKS (Continued)	Shares	Value
Footwear – 0.72%		
NIKE, Inc., Class B	112	$ 5,794
Heavy Electrical Equipment – 0.82%		
ALSTOM (A)	112	6,582
Hotels, Resorts & Cruise Lines – 0.43%		
Ctrip.com International, Ltd. (B)	76	3,504
Household Products – 0.52%		
Reckitt Benckiser Group plc (A)	92	4,191
Integrated Oil & Gas – 2.90%		
China Petroleum & Chemical Corporation, H Shares (A)	9,432	7,193
TOTAL S.A. (A)	300	16,184
		23,377
Life & Health Insurance – 4.64%		
China Life Insurance Company Limited, H Shares (A)	9,366	34,443
Ping An Insurance (Group) Company of China, Ltd., H Shares (A)	436	2,947
		37,390
Mortgage REITs – 0.99%		
Annaly Capital Management, Inc.	528	8,001
Oil & Gas Equipment & Services – 3.50%		
Halliburton Company	263	5,450
Schlumberger Limited	141	7,602
Weatherford International Ltd. (B)	774	15,145
		28,197
Oil & Gas Exploration & Production – 2.81%		
CNOOC Limited (A)	5,070	6,287
Devon Energy Corporation	177	9,636
XTO Energy Inc.	177	6,767
		22,690
Personal Products – 0.67%		
Hengan International Group Company Limited (A)	1,156	5,415
Real Estate Development – 1.35%		
China Overseas Land & Investment Limited (A)	4,691	10,896
Real Estate Management & Development – 0.52%		
DLF Limited (A)	640	4,153
Regional Banks – 1.59%		
China Construction Bank Corporation (A)	16,483	12,782
Semiconductors – 5.42%		
MediaTek Incorporation (A)	181	2,163
PMC-Sierra, Inc. (B)	1,060	8,436
Taiwan Semiconductor Manufacturing Company Ltd. (A)	19,832	33,063
		43,662

COMMON STOCKS (Continued)	Shares	Value
Specialized Finance – 2.05%		
CME Group Inc.	27	$ 8,337
Hong Kong Exchanges and Clearing Limited (A)	527	8,208
		16,545
Thrifts & Mortgage Finance – 0.68%		
HOUSING DEVELOPMENT FINANCE CORPORATION LIMITED (A).	112	5,483
Tobacco – 1.16%		
Philip Morris International Inc.	215	9,365
TOTAL COMMON STOCKS – 66.24%		$533,984
(Cost: $480,414)		
INVESTMENT FUNDS – 0.14%		
Multiple Industry		
Vietnam Azalea Fund Limited (B)(E)(F)	300	$ 1,122
(Cost: $1,982)		

CORPORATE DEBT SECURITIES	Principal	
Beverage / Bottling – 0.13%		
Anheuser-Busch InBev Worldwide Inc., 7.200%, 1–15–14 (D)	$ 500	538
Companhia Brasileira de Bebidas, 10.500%, 12–15–11	500	575
		1,113
Biotechnology – 0.02%		
Amgen Inc., Convertible, 0.125%, 2–1–11	200	190
Building Products – 0.07%		
Desarrolladora Homex, S.A. de C.V., 7.500%, 9–28–15	627	539
Coal & Consumable Fuels – 0.02%		
Massey Energy Company, Convertible, 3.250%, 8–1–15	200	132
Consumer Finance – 0.12%		
American Express Travel Related Services Co., Inc., 5.250%, 11–21–11 (D)	1,000	994
Consumer Products – 0.01%		
Staples, Inc., 7.750%, 4–1–11	67	71
Consumer Products / Tobacco – 0.11%		
Central European Distribution Corporation, 8.000%, 7–25–12 (D)(G)	EUR720	853
Department Stores – 0.13%		
Kohl's Corporation, 6.300%, 3–1–11	$1,000	1,041

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Diversified Chemicals – 0.02%		
E.I. du Pont de Nemours and Company, 5.875%, 1–15–14	$ 115	$ 125
Diversified Metals & Mining – 0.09%		
BHP Billiton Finance (USA) Limited, 5.500%, 4–1–14	700	751
Electric Utilities – 0.31%		
Allegheny Energy Supply Company, LLC, 7.800%, 3–15–11	2,430	2,514
Finance – Other – 0.15%		
AXA Financial, Inc., 7.750%, 8–1–10	700	702
Block Financial LLC, 7.875%, 1–15–13	350	379
Western Union Company (The), 6.500%, 2–26–14	120	128
		1,209
Finance Companies – 0.23%		
C5 Capital (SPV) Limited, 6.196%, 12–31–49 (C)(H)	1,500	796
Toyota Motor Credit Corporation, 1.120%, 1–18–15 (H).	1,050	1,018
		1,814
Forest Products – 0.06%		
Sino-Forest Corporation, 9.125%, 8–17–11 (C)	475	475
Gas – Local Distribution – 0.09%		
DCP Midstream, LLC, 9.700%, 12–1–13 (C)	660	728
Gas Pipe Lines – 0.37%		
Duke Capital Corporation, 7.500%, 10–1–09	1,490	1,507
Enterprise Products Operating LLC, 9.750%, 1–31–14	1,345	1,547
		3,054
General Merchandise Stores – 0.06%		
Dollar General Corporation, 11.875%, 7–15–17	450	486
Home Improvement Retail – 0.12%		
Home Depot, Inc. (The), 5.200%, 3–1–11	950	983
Integrated Telecommunication Services – 0.10%		
AT&T Inc., 4.850%, 2–15–14	800	830
Metals / Mining – 0.22%		
Vedanta Resources plc, 6.625%, 2–22–10 (C)	1,800	1,782

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Movies & Entertainment – 0.03%		
Viacom Inc.,		
5.625%, 8–15–12	$ 270	$ 266
Office Electronics – 0.24%		
Xerox Corporation:		
6.875%, 8–15–11	315	326
5.500%, 5–15–12	850	847
7.625%, 6–15–13	400	403
6.400%, 3–15–16	225	207
6.750%, 2–1–17	225	205
		1,988
Oil & Gas Exploration & Production – 0.05%		
XTO Energy Inc.,		
5.900%, 8–1–12	355	376
Pharmaceuticals – 1.11%		
Eli Lilly and Company,		
3.550%, 3–6–12	975	1,010
Pfizer Inc.,		
4.450%, 3–15–12	7,500	7,870
		8,880
Property & Casualty Insurance – 0.23%		
Berkshire Hathaway Finance Corporation,		
4.000%, 4–15–12 (C)	1,600	1,653
St. Paul Companies, Inc. (The),		
8.125%, 4–15–10	200	209
		1,862
Retail Stores – Other – 0.14%		
Best Buy Co., Inc.,		
6.750%, 7–15–13	1,065	1,104
Service – Other – 0.05%		
Expedia, Inc.,		
8.500%, 7–1–16 (C)	225	216
Waste Management, Inc.,		
6.375%, 3–11–15	180	187
		403
Soft Drinks – 0.06%		
Coca-Cola Enterprises Inc.,		
7.375%, 3–3–14	420	481
Specialized Finance – 0.20%		
CME Group Inc.,		
5.750%, 2–15–14	1,540	1,643
Technology – 0.07%		
L–3 Communications Corporation:		
7.625%, 6–15–12	360	361
6.125%, 7–15–13	180	170
		531
Transportation – Other – 0.16%		
Ultrapetrol (Bahamas) Limited,		
9.000%, 11–24–14	1,555	1,279

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Utilities – 0.22%		
CESP – Companhia Energetica de Sao Paulo,		
9.750%, 1–15–15 (D)(G)	BRL3,000	$ 1,576
Duke Energy Field Services, LLC,		
7.875%, 8–16–10	$200	209
		1,785
Wireless Telecommunication Service – 0.17%		
Verizon Wireless Capital LLC,		
7.375%, 11–15–13 (D)	1,200	1,343
TOTAL CORPORATE DEBT SECURITIES – 5.16%		$ 41,625
(Cost: $40,555)		

MUNICIPAL BONDS

	Principal	Value
California – 0.09%		
California Pollution Control Financing Authority, Variable Rate Demand Solid Waste Disposal Revenue Bonds (Waste Management, Inc. Project), Series 2003A,		
5.000%, 11–1–38	731	735
Florida – 0.06%		
Miami-Dade County Industrial Development Authority, Solid Waste Disposal Revenue Bonds (Waste Management Inc. of Florida Project), Series 2008,		
5.400%, 8–1–23	490	488
New Hampshire – 0.19%		
Business Finance Authority of the State of New Hampshire, Pollution Control Refunding Revenue Bonds (The United Illuminating Company Project–1997 Series A):		
7.125%, 7–1–27	975	994
6.875%, 12–1–29	500	506
		1,500
New York – 0.03%		
The Port Authority of New York and New Jersey, Consolidated Bonds, One Hundred Fifty-Second Series,		
5.750%, 11–1–30	235	240
Ohio – 0.14%		
Ohio Air Quality Development Authority, State of Ohio, Air Quality Revenue Bonds (Ohio Power Company Project), Series 2008A,		
7.125%, 6–1–41	1,095	1,117
Texas – 0.11%		
Frisco Independent School District (Collin and Denton Counties, Texas), Unlimited Tax School Building Bonds, Series 2008A,		
6.000%, 8–15–38	465	503

MUNICIPAL BONDS (Continued)	Principal	Value
Texas (Continued)		
Port of Houston Authority of Harris County, Texas, Unlimited Tax Refunding Bonds, Series 2008A,		
5.625%, 10–1–38	$ 465	$ 419
		922
West Virginia – 0.15%		
West Virginia Economic Development Authority, Solid Waste Disposal Facilities Revenue Bonds (Appalachian Power Company – Amos Project), Series 2008E,		
7.125%, 12–1–38	1,215	1,239
TOTAL MUNICIPAL BONDS – 0.77%		$ 6,241
(Cost: $5,976)		

PUT OPTIONS	Number of Contracts	Value
Hang Seng Index:		
Sep HKD17,400.00, Expires 9–29–09 (G) .	1	7,366
Sep HKD17,600.00, Expires 9–29–09 (G) .	—*	2,580
S&P 500 Index:		
Aug $825.00, Expires 8–24–09	1	1,206
Aug $850.00, Expires 8–24–09	1	787
Aug $900.00, Expires 8–24–09	—*	604
TOTAL PUT OPTIONS – 1.56%		$ 12,543
(Cost: $25,827)		

SENIOR LOANS	Principal	
Health Care Facilities – 0.03%		
HCA Inc.,		
2.848%, 11–18–13 (H)	$307	277
Service – Other – 0.09%		
Education Management LLC,		
2.375%, 6–1–13 (H)	777	713
Utilities – 0.04%		
Energy Future Competitive Holdings Company and Texas Competitive Electric Holdings Company, LLC:		
3.810%, 10–10–14 (H)	3	2
3.821%, 10–10–14 (H)	443	317
		319
TOTAL SENIOR LOANS – 0.16%		$ 1,309
(Cost: $1,150)		

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS		
Agency Obligations – 0.99%		
Federal Home Loan Mortgage Corporation,		
2.125%, 3–16–11	4,900	4,939
Federal National Mortgage Association:		
2.050%, 4–1–11	2,400	2,416
2.875%, 12–11–13	675	681
		8,036

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations – 0.36%		
Federal Home Loan Mortgage Corporation Agency REMIC/CMO (Interest Only): (I)		
5.500%, 9–15–17	$3,744	$ 314
5.000%, 11–15–17	314	23
5.000%, 4–15–19	659	53
5.000%, 4–15–19	319	23
5.000%, 7–15–21	79	—*
5.000%, 11–15–22	322	23
5.500%, 3–15–23	630	64
5.000%, 4–15–23	92	1
5.000%, 5–15–23	576	45
5.000%, 8–15–23	448	38
5.500%, 11–15–23	176	1
5.500%, 11–15–23	101	—*
5.000%, 9–15–24	352	5
5.500%, 9–15–24	150	2
5.500%, 4–15–25	129	9
5.500%, 4–15–25	134	3
5.000%, 9–15–25	555	9
5.500%, 10–15–25	1,417	194
5.000%, 4–15–26	801	22
5.000%, 10–15–28	459	27
5.500%, 2–15–30	330	17
5.000%, 8–15–30	610	31
5.500%, 3–15–31	535	39
6.000%, 11–15–35	771	76
Federal National Mortgage Association Agency REMIC/CMO (Interest Only): (I)		
5.500%, 11–25–17	231	3
5.000%, 5–25–22	339	20
5.000%, 7–25–23	1,814	200
5.000%, 8–25–23	548	45
5.000%, 11–25–23	669	64
5.500%, 9–25–25	79	1
5.500%, 11–25–25	223	1
5.000%, 9–25–30	723	32
5.500%, 6–25–33	769	86
5.500%, 8–25–33	1,100	131
5.500%, 4–25–34	1,707	208
5.500%, 11–25–36	2,188	282
Government National Mortgage Association Agency REMIC/CMO (Interest Only): (I)		
5.000%, 1–20–30	1,085	61
5.000%, 6–20–31	1,206	91
5.500%, 3–20–32	721	71
5.000%, 7–20–33	367	36
5.500%, 11–20–33	1,383	151
5.500%, 6–20–35	1,094	174
5.500%, 7–20–35	550	85
5.500%, 7–20–35	371	37
5.500%, 10–16–35	521	77
		2,875

TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 1.35%		$ 10,911
(Cost: $12,289)		

BULLION – 16.26%	Troy Ounces	
Gold	141	$131,057
(Cost: $110,543)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 6.35%		
Burlington Northern Santa Fe Corp.,		
0.450%, 7–2–09	$1,069	$ 1,069
Clorox Co.,		
0.450%, 7–24–09	5,000	4,999
Corporacion Andina de Fomento,		
0.320%, 8–17–09	5,000	4,998
ITT Corporation,		
1.450%, 7–24–09	1,000	999
Johnson & Johnson,		
0.100%, 7–13–09	2,000	2,000
Kitty Hawk Funding Corp.:		
0.280%, 7–20–09	5,000	4,999
0.260%, 7–27–09	5,000	4,999
Kraft Foods Inc.,		
0.300%, 7–9–09	6,000	6,000
Procter & Gamble Company (The),		
0.180%, 7–21–09	5,000	5,000
Roche Holdings, Inc.,		
0.160%, 7–7–09	1,192	1,192
Straight-A Funding, LLC (Federal Financing Bank),		
0.320%, 8–11–09	10,000	9,995
Unilever Capital Corporation,		
0.160%, 7–9–09	5,000	5,000
		51,250

SHORT-TERM SECURITIES (Continued)	Principal	Value
Treasury Bills – 1.06%		
United States Treasury Bills,		
0.950%, 7–30–09	$8,525	$ 8,518
United States Government Agency Obligations – 0.75%		
Federal Home Loan Mortgage Corporation,		
0.020%, 7–1–09	1,021	1,021
Federal National Mortgage Association,		
0.090%, 7–22–09	5,000	5,000
		6,021
TOTAL SHORT-TERM SECURITIES – 8.16%		$ 65,789
(Cost: $65,789)		
TOTAL INVESTMENT SECURITIES – 99.80%		$804,581
(Cost: $744,525)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.20%		1,620
NET ASSETS – 100.00%		$806,201

Notes to Schedule of Investments

The following forward foreign currency contracts were outstanding at June 30, 2009:

Type	Currency	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Buy	Australian Dollar	24,700	7–21–09	$928	$—
Sell	Japanese Yen	753,801	7–21–09	46	—
Sell	Japanese Yen	1,092,895	7–21–09	—	275
Sell	Japanese Yen	726,640	8–3–09	83	—
Sell	Japanese Yen	45,295	10–8–09	13	—
Sell	Japanese Yen	70,007	10–8–09	—	11
Sell	Japanese Yen	2,664,000	3–5–10	—	464
Buy	Norwegian Krone	23,258	12–23–09	—	17
Sell	Singapore Dollar	23,900	7–31–09	—	574
Sell	Singapore Dollar	10,100	1–11–10	—	129
Buy	Swedish Krona	58,600	8–3–09	—	34
Sell	Swiss Franc	3,900	12–23–09	20	—
				$1,090	$1,504

*Not shown due to rounding.

(A) Listed on an exchange outside the United States.

(B) No dividends were paid during the preceding 12 months.

(C) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Trustees. At June 30, 2009, the total value of these securities amounted to $23,904 or 2.96% of net assets.

(D) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be illiquid under guidelines established by the Board of Trustees. At June 30, 2009, the total value of these securities amounted to $10,837 or 1.34% of net assets.

(E) Illiquid restricted security. At June 30, 2009, the following restricted security was owned:

Security	Acquisition Dates	Shares	Cost	Market Value
Vietnam Azalea Fund Limited	6–14–07 to 1–28–09	300	$1,982	$1,122

The total value of this security represented approximately 0.14% of net assets at June 30, 2009.

Notes to Schedule of Investments (Continued)

(F) Deemed to be an affiliate due to the Portfolio owning at least 5% of the voting securities. The Portfolio and other mutual funds managed by its investment manager, Waddell & Reed Investment Management Company, or other related parties together own 30% of the outstanding shares of this security at June 30, 2009.

(G) Principal amounts or strike prices are denominated in the indicated foreign currency, where applicable (BRL – Brazilian Real, EUR – Euro and HKD – Hong Kong Dollar).

(H) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2009.

(I) Amount shown in principal column represents notional amount for computation of interest.

The following acronyms are used throughout this schedule:
ADR = American Depositary Receipts
CMO = Collateralized Mortgage Obligation
REIT = Real Estate Investment Trust
REMIC = Real Estate Mortgage Investment Conduit

Country Diversification	
(as a % of net assets)	
United States	30.74%
China	17.10%
United Kingdom	4.74%
India	4.55%
Taiwan	4.37%
Hong Kong	3.15%
France	2.83%
Cayman Islands	1.49%
South Korea	1.49%
Brazil	1.23%
Sweden	0.99%
Switzerland	0.47%
Bahamas	0.16%
Vietnam	0.14%
Poland	0.11%
British Virgin Islands	0.10%
Australia	0.09%
Mexico	0.07%
Other+	26.18%

+ Includes gold bullion, options, cash and cash equivalents and other assets and liabilities

For Federal income tax purposes, cost of investments owned at June 30, 2009 and the related unrealized appreciation (depreciation) were as follows:

Cost	$745,235
Gross unrealized appreciation	83,698
Gross unrealized depreciation	(24,352)
Net unrealized appreciation	$ 59,346

See Accompanying Notes to Financial Statements.

Asset Allocation



Stocks 67.37%

Bonds 32.18%

Cash and Cash Equivalents 0.45%

Stocks	**67.37%**
Consumer Staples	13.57%
Information Technology	13.17%
Health Care	11.75%
Financials	9.72%
Industrials	6.43%
Consumer Discretionary	5.43%
Energy	4.05%
Telecommunication Services	1.65%
Utilities	1.60%
Bonds	**32.18%**
United States Government and Government Agency Obligations	20.50%
Corporate Debt Securities	11.68%
Cash and Cash Equivalents	**0.45%**

Top 10 Equity Holdings

Company	Sector
Exxon Mobil Corporation	Energy
Colgate-Palmolive Company	Consumer Staples
Johnson & Johnson	Health Care
Gilead Sciences, Inc.	Health Care
PepsiCo, Inc.	Consumer Staples
Cisco Systems, Inc.	Information Technology
QUALCOMM Incorporated	Information Technology
Abbott Laboratories	Health Care
General Dynamics Corporation	Industrials
Northern Trust Corporation	Financials

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

Bond Portfolio Characteristics

Average maturity	5.4 years
Effective duration	4.1 years
Weighted average bond rating	AA+

Balanced *(in thousands)*

COMMON STOCKS	Shares	Value
Aerospace & Defense – 3.91%		
General Dynamics Corporation	141	$ 7,810
Lockheed Martin Corporation	72	5,807
		13,617
Air Freight & Logistics – 0.99%		
Expeditors International of Washington, Inc.	103	3,437
Asset Management & Custody Banks – 2.05%		
Northern Trust Corporation	133	7,118
Automobile Manufacturers – 0.54%		
Ford Motor Company (A)	306	1,860
Biotechnology – 2.49%		
Gilead Sciences, Inc. (A)	185	8,661
Casinos & Gaming – 0.58%		
Wynn Resorts, Limited (A)	57	2,012
Communications Equipment – 5.49%		
Cisco Systems, Inc. (A)	423	7,891
Nokia Corporation, Series A, ADR	229	3,333
QUALCOMM Incorporated	174	7,847
		19,071
Computer Hardware – 3.82%		
Apple Inc. (A)	46	6,552
Hewlett-Packard Company	174	6,706
		13,258
Department Stores – 1.02%		
Kohl's Corporation (A)	83	3,531
Distillers & Vintners – 1.10%		
Brown-Forman Corporation, Class B	89	3,825
Electric Utilities – 1.60%		
Exelon Corporation	109	5,572
Electrical Components & Equipment – 1.53%		
Emerson Electric Co.	164	5,301
Footwear – 1.09%		
NIKE, Inc., Class B	73	3,780
General Merchandise Stores – 0.77%		
Target Corporation	68	2,684
Health Care Equipment – 0.81%		
Zimmer Holdings, Inc. (A)	66	2,816
Health Care Supplies – 1.87%		
DENTSPLY International Inc.	213	6,486
Home Entertainment Software – 0.42%		
Activision Blizzard, Inc. (A)	115	1,452
Home Improvement Retail – 1.43%		
Home Depot, Inc. (The)	212	5,010

COMMON STOCKS (Continued)	Shares	Value
Household Products – 2.69%		
Colgate-Palmolive Company	132	$ 9,331
Hypermarkets & Super Centers – 1.85%		
Wal-Mart Stores, Inc.	133	6,438
Integrated Oil & Gas – 2.76%		
Exxon Mobil Corporation	137	9,567
Integrated Telecommunication Services – 1.65%		
AT&T Inc.	231	5,738
Oil & Gas Equipment & Services – 1.29%		
Schlumberger Limited	83	4,491
Other Diversified Financial Services – 1.85%		
JPMorgan Chase & Co.	188	6,426
Packaged Foods & Meats – 1.62%		
Hershey Foods Corporation	156	5,623
Pharmaceuticals – 6.58%		
Abbott Laboratories	166	7,818
Allergan, Inc.	85	4,035
Bristol-Myers Squibb Company	99	2,003
Johnson & Johnson	159	9,013
		22,869
Property & Casualty Insurance – 3.22%		
Berkshire Hathaway Inc., Class B (A)	2	5,502
Travelers Companies, Inc. (The)	140	5,726
		11,228
Regional Banks – 1.12%		
PNC Financial Services Group, Inc. (The)	100	3,881
Semiconductors – 1.79%		
Microchip Technology Incorporated	276	6,217
Soft Drinks – 3.88%		
Coca-Cola Company (The)	114	5,451
PepsiCo, Inc.	146	8,018
		13,469
Specialized Finance – 1.48%		
CME Group Inc.	17	5,133
Systems Software – 1.65%		
Microsoft Corporation	241	5,726
Tobacco – 2.43%		
Lorillard, Inc.	62	4,202
Philip Morris International Inc.	97	4,235
		8,437
TOTAL COMMON STOCKS – 67.37%		**$234,065**
(Cost: $210,067)		

CORPORATE DEBT SECURITIES	Principal	Value
Agricultural Products – 0.44%		
Archer-Daniels-Midland Company,		
7.000%, 2–1–31	$1,350	$ 1,514
Banking – 0.43%		
JPMorgan Chase & Co.,		
4.650%, 6–1–14	1,000	997
U.S. BANCORP,		
4.200%, 5–15–14	500	506
		1,503
Beverage / Bottling – 0.15%		
Anheuser-Busch InBev Worldwide Inc.,		
5.375%, 11–15–14 (B)	500	505
Communications Equipment – 0.61%		
Cisco Systems, Inc.,		
5.250%, 2–22–11	2,000	2,109
Construction & Farm Machinery & Heavy Trucks – 0.23%		
John Deere Capital Corporation,		
5.250%, 10–1–12	750	792
Department Stores – 0.60%		
Kohl's Corporation,		
6.300%, 3–1–11	2,000	2,082
Distillers & Vintners – 0.58%		
Diageo Capital plc,		
4.375%, 5–3–10	2,000	2,029
Diversified Banks – 0.38%		
Wells Fargo Bank, N.A.,		
7.550%, 6–21–10	1,250	1,311
Electric – 0.49%		
Hydro-Quebec,		
8.000%, 2–1–13	1,500	1,703
Electric Utilities – 0.30%		
Exelon Corporation,		
6.950%, 6–15–11	1,000	1,059
Food Processors – 0.35%		
Cargill, Inc.,		
6.375%, 6–1–12 (B)	1,150	1,224
Food Retail – 0.61%		
Kroger Co. (The),		
6.200%, 6–15–12	2,000	2,139
Home Improvement Retail – 0.60%		
Home Depot, Inc. (The),		
5.200%, 3–1–11	2,000	2,070

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Industrial Gases – 0.45%		
Praxair, Inc.,		
4.375%, 3–31–14	$1,500	$ 1,554
Industrial Machinery – 0.45%		
Illinois Tool Works Inc.,		
5.150%, 4–1–14 (B)	1,500	1,577
Integrated Oil & Gas – 0.60%		
Chevron Corporation,		
3.450%, 3–3–12	500	516
ConocoPhillips,		
4.750%, 2–1–14	1,500	1,562
		2,078
Integrated Telecommunication Services – 0.30%		
AT&T Inc.,		
4.850%, 2–15–14	1,000	1,038
Life Insurance – 0.43%		
Principal Life Global,		
6.250%, 2–15–12 (B)	1,500	1,508
Metals / Mining – 0.74%		
Newmont Mining Corporation, Convertible,		
3.000%, 2–15–12	1,800	2,029
Rio Tinto Finance (USA) Limited,		
8.950%, 5–1–14	500	556
		2,585
Oil & Gas Exploration & Production – 0.32%		
XTO Energy Inc.,		
7.500%, 4–15–12	1,000	1,108
Other Non-Agency REMIC/CMO – 0.01%		
Banco Hipotecario Nacional:		
7.916%, 7–25–09 (C)	17	—*
8.000%, 3–31–11 (C)	68	1
Mellon Residential Funding,		
6.750%, 6–25–28	32	28
		29
Packaged Foods & Meats – 0.45%		
Unilever Capital Corporation,		
5.900%, 11–15–32	1,450	1,553
Pharmaceuticals – 1.50%		
Abbott Laboratories,		
3.750%, 3–15–11	2,000	2,068
Pfizer Inc.,		
4.450%, 3–15–12	1,500	1,574
Roche Holding Ltd,		
5.000%, 3–1–14 (B)	1,500	1,570
		5,212
Property & Casualty Insurance – 0.15%		
Berkshire Hathaway Finance Corporation,		
4.000%, 4–15–12 (B)	500	517

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Soft Drinks – 0.37%		
Coca-Cola Enterprises Inc.,		
6.700%, 10–15–36	$ 500	$ 528
PepsiCo, Inc.,		
3.750%, 3–1–14	750	765
		1,293
Systems Software – 0.14%		
Microsoft Corporation,		
2.950%, 6–1–14	500	497
TOTAL CORPORATE DEBT SECURITIES – 11.68%		**$ 40,589**
(Cost: $38,521)		

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS		
Agency Obligations – 0.30%		
Federal National Mortgage Association,		
7.250%, 1–15–10	1,000	1,037
Mortgage-Backed Obligations – 3.28%		
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
6.000%, 9–1–17	376	399
5.000%, 1–1–18	305	320
5.500%, 4–1–18	89	94
5.000%, 5–1–18	140	146
4.500%, 7–1–18	2,036	2,111
7.000%, 9–1–25	79	87
6.500%, 10–1–28	269	290
6.500%, 2–1–29	176	190
7.500%, 4–1–31	169	185
7.000%, 7–1–31	244	269
7.000%, 9–1–31	239	263
7.000%, 9–1–31	188	207
7.000%, 11–1–31	54	59
6.500%, 2–1–32	872	940
7.000%, 2–1–32	292	321
7.000%, 2–1–32	270	297
7.000%, 3–1–32	183	202
7.000%, 7–1–32	427	470
6.000%, 9–1–32	1,679	1,771
6.000%, 2–1–33	410	432
5.500%, 5–1–33	731	758
5.500%, 5–1–33	507	526
5.500%, 5–1–33	305	317
5.500%, 6–1–33	564	585
Government National Mortgage Association Fixed Rate Pass-Through Certificates:		
6.000%, 8–15–28	25	26
6.500%, 8–15–28	35	38
United States Department of Veterans Affairs, Guaranteed REMIC Pass-Through Certificates, Vendee Mortgage Trust, 1997-A Class 3-A,		
8.293%, 12–15–26	100	110
		11,413
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 3.58%		**$ 12,450**
(Cost: $11,992)		

UNITED STATES GOVERNMENT OBLIGATIONS	Principal	Value
Treasury Inflation Protected Obligations – 0.36%		
United States Treasury Notes,		
3.000%, 7–15–12 (D)	$ 1,186	$ 1,255
Treasury Obligations – 16.56%		
United States Treasury Bonds:		
7.500%, 11–15–16	1,500	1,913
7.250%, 8–15–22	4,000	5,253
6.250%, 8–15–23	5,250	6,392
5.250%, 2–15–29	1,150	1,292
United States Treasury Notes:		
4.000%, 3–15–10	3,200	3,281
4.250%, 10–15–10	10,000	10,466
3.875%, 2–15–13	3,000	3,199
3.625%, 5–15–13	3,000	3,174
4.250%, 8–15–13	4,000	4,326
4.250%, 8–15–15	17,000	18,233
		57,529
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 16.92%		**$ 58,784**
(Cost: $54,136)		

SHORT-TERM SECURITIES		
Commercial Paper – 0.10%		
Kraft Foods Inc.,		
0.290%, 7–10–09	368	368
Master Note – 0.01%		
Toyota Motor Credit Corporation,		
0.197%, 7–1–09 (E)	25	25
TOTAL SHORT-TERM SECURITIES – 0.11%		**$ 393**
(Cost: $393)		
TOTAL INVESTMENT SECURITIES – 99.66%		**$346,281**
(Cost: $315,109)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.34%		**1,177**
NET ASSETS – 100.00%		**$347,458**

Notes to Schedule of Investments

  *Not shown due to rounding.

(A) No dividends were paid during the preceding 12 months.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Trustees. At June 30, 2009, the total value of these securities amounted to $6,901 or 1.99% of net assets.

(C) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be illiquid under guidelines established by the Board of Trustees. At June 30, 2009, the total value of these securities amounted to $1 or 0.00% of net assets.

(D) The interest rate for this security is a stated rate, but the interest payments are determined by multiplying the inflation-adjusted principal by one half of the stated rate for each semiannual interest payment date.

(E) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2009.

The following acronyms are used throughout this schedule:
ADR = American Depositary Receipts
CMO = Collateralized Mortgage Obligation
REMIC = Real Estate Mortgage Investment Conduit

For Federal income tax purposes, cost of investments owned at June 30, 2009 and the related unrealized appreciation (depreciation) were as follows:

Cost	$315,102
Gross unrealized appreciation	43,561
Gross unrealized depreciation	(12,382)
Net unrealized appreciation	$ 31,179

See Accompanying Notes to Financial Statements.

Asset Allocation



Bonds 95.34%

Cash and Cash Equivalents 4.66%

Bonds	**95.34%**
Corporate Debt Securities	49.24%
United States Government and Government Agency Obligations	44.86%
Other Government Securities	0.88%
Municipal Bonds – Taxable	0.36%
Cash and Cash Equivalents	**4.66%**

Bond Portfolio Characteristics

Average maturity	5.0 years
Effective duration	3.8 years
Weighted average bond rating	AA

Quality Weightings



Investment Grade 93.45%

Non-Investment Grade 1.89%

Cash and Cash Equivalents 4.66%

Investment Grade	**93.45%**
AAA	56.30%
AA	6.31%
A	18.77%
BBB	12.07%
Non-Investment Grade	**1.89%**
BB	1.14%
B	0.10%
Below B	0.65%
Cash and Cash Equivalents	**4.66%**

Ratings reflected in the wheel are taken from the following sources in order of preference: Standard & Poor's, Moody's or management's internal ratings, where no other ratings are available.

Bond (in thousands) JUNE 30, 2009 (UNAUDITED)

CORPORATE DEBT SECURITIES	Principal	Value
Aerospace & Defense – 0.91%		
United Technologies Corporation,		
6.125%, 2–1–19	$3,000	$ 3,319
Air Freight & Logistics – 0.44%		
FedEx Corporation,		
7.375%, 1–15–14	1,500	1,621
Banking – 3.80%		
JPMorgan Chase & Co.:		
4.650%, 6–1–14	3,000	2,993
6.000%, 1–15–18	3,000	2,980
Sovereign Bank (Federal Deposit Insurance Corporation),		
2.750%, 1–17–12 (A)	5,000	5,067
U.S. BANCORP,		
4.200%, 5–15–14	3,000	3,035
		14,075
Beverage / Bottling – 0.96%		
Anheuser-Busch InBev Worldwide Inc.,		
5.375%, 11–15–14 (B)	3,500	3,533
Biotechnology – 0.52%		
Amgen Inc.:		
6.150%, 6–1–18	1,000	1,087
5.700%, 2–1–19	800	844
		1,931
Building Products – 0.65%		
Hanson PLC,		
7.875%, 9–27–10	2,500	2,413
Cable & Satellite – 0.20%		
EchoStar DBS Corporation,		
6.375%, 10–1–11	750	728
Cable / Media – 0.79%		
Comcast Cable Communications, Inc.,		
8.500%, 5–1–27	1,250	1,304
Walt Disney Company (The),		
4.700%, 12–1–12	1,500	1,612
		2,916
CMBS Other – 2.46%		
COMM 2005-C6,		
5.144%, 6–10–44	6,000	5,534
J.P. Morgan Chase Commercial Mortgage Securities Corp., Commercial Mortgage Pass-Through Certificates, Series 2004-C1,		
4.719%, 1–15–38	2,000	1,737
Merrill Lynch Mortgage Trust 2005-CIP1,		
4.949%, 7–12–38 (C)	2,000	1,809
		9,080
Coal & Consumable Fuels – 0.27%		
Peabody Energy Corporation,		
6.875%, 3–15–13	1,000	990

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Computer Hardware – 1.68%		
Hewlett-Packard Company:		
6.500%, 7–1–12	$3,000	$ 3,301
4.750%, 6–2–14	500	522
International Business Machines Corporation,		
7.625%, 10–15–18	2,000	2,391
		6,214
Conglomerate / Diversified Mfg – 0.75%		
Honeywell International Inc.,		
5.000%, 2–15–19	2,225	2,273
Westinghouse Electric Corporation,		
8.875%, 6–14–14	500	501
		2,774
Consumer Finance – 0.97%		
American Express Travel Related Services Co., Inc.,		
5.250%, 11–21–11 (D)	3,600	3,579
Diversified Banks – 0.42%		
Wells Fargo Financial, Inc.,		
5.500%, 8–1–12	1,500	1,560
Diversified Chemicals – 1.92%		
E.I. du Pont de Nemours and Company:		
5.000%, 1–15–13	2,000	2,103
5.750%, 3–15–19	4,725	4,987
		7,090
Diversified Metals & Mining – 1.02%		
BHP Billiton Finance (USA) Limited:		
5.000%, 12–15–10	1,030	1,071
5.500%, 4–1–14	2,500	2,683
		3,754
Electric – 2.13%		
HQI Transelec Chile S.A.,		
7.875%, 4–15–11	750	781
NorthWestern Corporation,		
6.340%, 4–1–19 (D)	3,000	3,148
PacifiCorp,		
5.500%, 1–15–19	1,000	1,057
Pepco Holdings, Inc.,		
4.000%, 5–15–10	750	751
Southern Power Company,		
6.250%, 7–15–12	2,000	2,141
		7,878
Electrical Components & Equipment – 0.68%		
Emerson Electric Co.,		
4.875%, 10–15–19	2,500	2,501
Finance – Other – 2.19%		
CHYPS CBO 1997–1 Ltd.,		
6.720%, 1–15–10 (D)	146	—*
General Electric Capital Corporation:		
1.259%, 4–10–12 (C)	2,000	1,869
5.250%, 10–19–12	1,750	1,799
5.625%, 5–1–18	2,000	1,893
Student Loan Marketing Association,		
0.000%, 10–3–22 (E)	3,000	1,456
TIAA Global Markets, Inc.,		
5.125%, 10–10–12 (B)	1,000	1,046
		8,063

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Finance Companies – 0.14%		
ISA Capital do Brasil S.A.,		
7.875%, 1–30–12 (B)	$ 500	$ 515
Food Processors – 0.27%		
Campbell Soup Company,		
4.500%, 2–15–19	1,000	983
Gas – Local Distribution – 0.83%		
AGL Capital Corporation,		
7.125%, 1–14–11	3,000	3,080
Gas Pipe Lines – 1.61%		
Maritimes & Northeast Pipeline, L.L.C.,		
7.500%, 5–31–14 (D)	4,000	3,993
Tennessee Gas Pipeline Company,		
7.000%, 3–15–27	2,000	1,908
		5,901
Health Care Facilities – 0.10%		
HCA – The Healthcare Company,		
8.750%, 9–1–10	381	382
Household Appliances – 0.26%		
Controladora Mabe, S.A. de C.V.,		
6.500%, 12–15–15 (D)	1,000	941
Household Products – 1.54%		
Procter & Gamble Company (The):		
4.950%, 8–15–14	3,000	3,213
8.000%, 9–1–24	2,000	2,475
		5,688
Hypermarkets & Super Centers – 0.80%		
Wal-Mart Stores, Inc.,		
3.000%, 2–3–14	3,000	2,961
Industrial Machinery – 0.85%		
Illinois Tool Works Inc.,		
5.150%, 4–1–14 (B)	3,000	3,154
Information / Data Technology – 0.29%		
IBM International Group Capital LLC,		
5.050%, 10–22–12	1,000	1,071
Integrated Telecommunication Services – 1.12%		
AT&T Inc.:		
4.950%, 1–15–13	750	780
5.800%, 2–15–19	1,500	1,523
AT&T Wireless Services, Inc.,		
7.875%, 3–1–11	1,700	1,834
		4,137
Investment Banking & Brokerage – 1.12%		
Morgan Stanley (Federal Deposit Insurance Corporation),		
3.250%, 12–1–11 (A)	4,000	4,150

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Metals / Mining – 1.51%		
Rio Tinto Finance (USA) Limited,		
8.950%, 5–1–14	$5,000	$ 5,558
Multi-Utilities – 0.96%		
Dominion Resources, Inc.,		
5.250%, 8–1–33	2,500	2,452
Duke Energy Corporation,		
6.250%, 1–15–12	1,000	1,076
		3,528
Oil & Gas – 0.58%		
Sunoco Logistics Partners Operations L.P.,		
8.750%, 2–15–14	2,000	2,149
Oil & Gas Equipment & Services – 0.78%		
Halliburton Company:		
6.150%, 9–15–19	1,375	1,489
6.750%, 2–1–27	1,400	1,401
		2,890
Oilfield Machinery & Service – 0.99%		
Weatherford International, Inc.,		
5.950%, 6–15–12	3,500	3,655
Other Mortgage-Backed Securities – 0.64%		
Banc of America Commercial Mortgage Inc., Commercial Mortgage Pass-Through Certificates, Series 2005–2,		
4.783%, 7–10–43 (C)	2,500	2,354
Other Non-Agency REMIC/CMO – 2.94%		
Countrywide Home Loans Mortgage Pass-Through Trust 2005–28,		
5.250%, 1–25–19	2,520	1,624
Countrywide Home Loans Mortgage Trust 2005-J4,		
5.500%, 11–25–35	1,750	1,024
First Horizon Alternative Mortgage Securities Trust 2005-FA6,		
5.500%, 9–25–35	2,265	1,401
GSR Mortgage Loan Trust 2004–2F,		
7.000%, 1–25–34	769	719
MASTR Adjustable Rate Mortgages Trust 2005–1,		
5.144%, 3–25–35 (C)	2,736	273
Structured Adjustable Rate Mortgage Loan Trust, Mortgage Pass-Through Certificates, Series 2004–1,		
4.813%, 2–25–34 (C)	774	390
Structured Adjustable Rate Mortgage Loan Trust, Mortgage Pass-Through Certificates, Series 2004–12,		
4.925%, 9–25–34 (C)	2,179	131
Structured Adjustable Rate Mortgage Loan Trust, Mortgage Pass-Through Certificates, Series 2004–18,		
4.988%, 12–25–34 (C)	3,077	154

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Other Non-Agency REMIC/CMO (Continued)		
Structured Adjustable Rate Mortgage Loan Trust, Mortgage Pass-Through Certificates, Series 2004–3AC,		
4.328%, 3–25–34 (C)	$1,287	$ 409
Structured Adjustable Rate Mortgage Loan Trust, Mortgage Pass-Through Certificates, Series 2004–5,		
4.058%, 5–25–34 (C)	1,461	132
Structured Adjustable Rate Mortgage Loan Trust, Mortgage Pass-Through Certificates, Series 2005–21,		
5.668%, 11–25–35 (C)	1,231	31
Structured Adjustable Rate Mortgage Loan Trust, Series 2005–22,		
5.526%, 12–25–35 (C)	1,269	51
Structured Adjustable Rate Mortgage Loan Trust, Series 2006–1,		
5.949%, 2–25–36 (C)	753	5
Structured Asset Securities Corporation Trust 2005–16,		
5.500%, 9–25–35	3,000	2,072
Wells Fargo Mortgage Pass-Through Certificates, Series 2003–10,		
4.500%, 9–25–18	2,500	2,422
		10,838
Paper / Forest Products – 0.07%		
Westvaco Corporation,		
7.500%, 6–15–27	309	273
Pharmaceuticals – 2.72%		
Abbott Laboratories:		
3.750%, 3–15–11	2,000	2,068
5.600%, 5–15–11	1,000	1,069
GlaxoSmithKline Capital Inc.,		
5.650%, 5–15–18	2,500	2,647
Johnson & Johnson,		
5.150%, 7–15–18	2,000	2,131
Roche Holding Ltd,		
5.000%, 3–1–14 (B)	2,000	2,093
		10,008
Property & Casualty Insurance – 2.13%		
Berkshire Hathaway Finance Corporation:		
4.000%, 4–15–12 (B)	3,000	3,101
4.750%, 5–15–12	2,000	2,124
5.000%, 8–15–13	2,500	2,624
		7,849
Soft Drinks – 0.65%		
Coca-Cola Company (The),		
5.350%, 11–15–17	2,250	2,403
Telecommunications – 3.04%		
British Telecommunications plc,		
5.150%, 1–15–13	3,500	3,489
Deutsche Telekom International Finance B.V.,		
4.875%, 7–8–14	5,000	5,033
New York Telephone Company,		
6.700%, 11–1–23	750	680

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Telecommunications (Continued)		
Pacific Bell,		
7.250%, 11–1–27	$ 750	$ 752
Telecom Italia Capital,		
6.999%, 6–4–18	1,250	1,264
		11,218
Utilities – Water – 0.54%		
California Water Service Company,		
5.875%, 5–1–19	2,000	1,978
TOTAL CORPORATE DEBT SECURITIES – 49.24%		**$181,683**
(Cost: $193,528)		
MUNICIPAL BONDS – TAXABLE – 0.36%		
Massachusetts		
Massachusetts Health and Educational Facilities Authority, Revenue Bonds, Harvard University Issue, Series C (2008),		
5.260%, 10–1–18	1,250	$ 1,321
(Cost: $1,250)		
OTHER GOVERNMENT SECURITIES		
Brazil – 0.15%		
Federative Republic of Brazil (The),		
9.250%, 10–22–10	500	548
Canada – 0.46%		
Province de Quebec,		
7.140%, 2–27–26	1,500	1,674
Supranational – 0.27%		
Inter-American Development Bank,		
8.400%, 9–1–09	1,000	1,012
TOTAL OTHER GOVERNMENT SECURITIES – 0.88%		$ 3,234
(Cost: $3,058)		
UNITED STATES GOVERNMENT AGENCY OBLIGATIONS		
Agency Obligations – 6.89%		
Federal Agricultural Mortgage Corporation Guaranteed Notes Trust 2006–1,		
4.875%, 1–14–11 (B)	7,500	7,843
Federal Farm Credit Bank:		
4.350%, 9–2–14	4,400	4,684
5.200%, 11–28–16	5,000	5,434
4.600%, 1–29–20	2,500	2,428
Federal Home Loan Mortgage Corporation,		
5.000%, 12–14–18	2,554	2,425
Federal National Mortgage Association,		
4.000%, 1–18–13	2,500	2,602
		25,416
Mortgage-Backed Obligations – 29.05%		
Federal Home Loan Mortgage Corporation Adjustable Rate Participation Certificates,		
5.468%, 12–1–36 (C)	1,762	1,846

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
Federal Home Loan Mortgage Corporation Agency REMIC/CMO:		
4.000%, 5–15–16	$ 724	$ 743
5.000%, 5–15–19	1,000	1,060
5.000%, 7–15–19	868	875
5.000%, 5–15–23	1,500	1,540
5.000%, 3–15–25	4,000	4,077
7.500%, 9–15–29	403	436
4.250%, 3–15–31	565	573
5.000%, 5–15–31	2,780	2,853
5.500%, 9–15–31	2,698	2,768
5.000%, 9–15–32	1,500	1,564
5.500%, 5–15–34	602	635
Federal Home Loan Mortgage Corporation Agency REMIC/CMO (Interest Only): (F)		
5.500%, 12–15–13	658	29
5.500%, 4–15–24	35	—*
5.500%, 4–15–24	171	—*
5.000%, 6–15–24	521	11
5.000%, 7–15–29	975	57
5.000%, 9–15–31	1,857	176
5.500%, 10–15–31	2,125	218
Federal Home Loan Mortgage Corporation Fixed Rate Participation Certificates:		
4.000%, 6–1–14	696	708
4.500%, 1–1–18	666	690
4.500%, 4–1–18	697	717
4.500%, 3–1–19	979	1,006
4.500%, 10–1–20	2,810	2,913
5.000%, 6–1–21	1,207	1,256
6.000%, 9–1–21	1,112	1,178
5.000%, 11–1–21	1,632	1,695
5.500%, 3–1–22	678	711
5.500%, 6–1–22	643	673
6.000%, 8–1–22	1,985	2,102
5.000%, 7–1–25	1,803	1,854
6.000%, 2–1–27	1,793	1,886
5.000%, 3–1–35	1,274	1,300
5.500%, 10–1–35	985	1,020
5.500%, 8–1–36	1,435	1,484
Federal National Mortgage Association Adjustable Rate Pass-Through Certificates,		
5.361%, 12–1–36 (C)	1,132	1,173
Federal National Mortgage Association Agency REMIC/CMO:		
5.000%, 3–25–18	3,500	3,709
5.000%, 6–25–18	2,173	2,304
5.000%, 9–25–18	500	523
5.000%, 3–25–29	5,100	5,276
5.500%, 2–25–32	1,500	1,536
5.500%, 10–25–32	3,500	3,608
4.000%, 11–25–32	469	470
4.000%, 3–25–33	467	469
3.500%, 8–25–33	1,097	1,065
4.500%, 12–25–34	1,825	1,860
Federal National Mortgage Association Agency REMIC/CMO (Interest Only): (F)		
5.000%, 3–25–18	220	4
5.500%, 1–25–33	1,708	189
5.500%, 11–25–36	8,596	1,110
5.500%, 8–25–37	3,153	376

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
Federal National Mortgage Association Fixed Rate Participation Certificates (Interest Only), (F)		
5.750%, 8–25–32	$1,299	$ 83
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
5.500%, 1–1–17	516	545
5.000%, 3–1–18	1,332	1,395
5.000%, 3–1–18	656	687
4.000%, 11–1–18	818	836
4.500%, 6–1–19	2,314	2,396
4.500%, 8–1–19	3,164	3,275
5.000%, 12–1–19	2,108	2,200
5.000%, 6–1–20	670	698
5.500%, 11–1–22	2,769	2,919
5.500%, 10–1–23	530	555
5.000%, 4–1–24	1,837	1,884
4.500%, 7–25–24	1,000	1,007
5.000%, 5–1–28	3,830	3,924
5.500%, 9–25–31	1,000	1,037
5.000%, 6–25–32	5,000	5,179
5.500%, 2–1–33	2,306	2,394
6.000%, 4–1–33	773	815
5.500%, 6–1–33	1,633	1,694
5.000%, 9–1–33	3,234	3,306
5.000%, 5–1–35	1,604	1,638
6.500%, 11–1–37	793	843
5.500%, 1–25–39	756	778
Government National Mortgage Association Agency REMIC/CMO,		
4.585%, 8–16–34	2,000	2,062
Government National Mortgage Association Agency REMIC/CMO (Interest Only): (F)		
5.000%, 7–16–22	1,170	121
5.500%, 6–20–28	553	5
Government National Mortgage Association Fixed Rate Pass-Through Certificates, 5.000%, 12–15–17	441	464
United States Department of Veterans Affairs, Guaranteed REMIC Pass-Through Certificates, Vendee Mortgage Trust, 2003–2 Class E, 5.000%, 12–15–25	131	130
		107,196
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 35.94%		**$132,612**
(Cost: $129,343)		

**UNITED STATES GOVERNMENT
OBLIGATIONS – 8.92%**

Treasury Obligations	Principal	Value
United States Treasury Bond Principal STRIPS, 0.000%, 11–15–21 (E)	3,050	1,769
United States Treasury Bonds:		
8.000%, 11–15–21	1,000	1,380
6.125%, 11–15–27	5,000	6,155
United States Treasury Notes:		
4.125%, 8–31–12	7,000	7,521
4.250%, 8–15–13	8,950	9,679
4.000%, 2–15–14	6,000	6,424
(Cost: $31,425)		$ 32,928

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 3.17%		
Clorox Co.,		
0.500%, 7–20–09	$2,000	$ 1,999
General Mills, Inc.,		
0.400%, 7–15–09	3,000	3,000
Praxair Inc.,		
0.170%, 7–2–09	1,504	1,504
Straight-A Funding, LLC		
(Federal Financing Bank):		
0.260%, 7–10–09	2,000	2,000
0.260%, 7–24–09	1,686	1,686
Unilever Capital Corporation,		
0.100%, 7–9–09	1,500	1,500
		11,689
Master Note – 1.38%		
Toyota Motor Credit Corporation,		
0.197%, 7–1–09 (C)	5,089	5,089
TOTAL SHORT-TERM SECURITIES – 4.55%		**$ 16,778**
(Cost: $16,778)		
TOTAL INVESTMENT SECURITIES – 99.89%		**$368,556**
(Cost: $375,382)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.11%		415
NET ASSETS – 100.00%		**$368,971**

Notes to Schedule of Investments

*Not shown due to rounding.

(A)Security is fully guaranteed by the Federal Deposit Insurance Corporation for both interest and principal under the Debt Guarantee Program of the Temporary Liquidity Guarantee Program.

(B)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Trustees. At June 30, 2009, the total value of these securities amounted to $21,285 or 5.77% of net assets.

(C)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2009.

(D)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be illiquid under guidelines established by the Board of Trustees. At June 30, 2009, the total value of these securities amounted to $11,661 or 3.16% of net assets.

(E)Zero coupon bond.

(F)Amount shown in principal column represents notional amount for computation of interest.

The following acronyms are used throughout this schedule:
CMBS = Collateralized Mortgage-Backed Securities
CMO = Collateralized Mortgage Obligation
REMIC = Real Estate Mortgage Investment Conduit
STRIPS = Separate Trading of Registered Interest and Principal Securities

For Federal income tax purposes, cost of investments owned at June 30, 2009 and the related unrealized appreciation (depreciation) were as follows:

Cost	$375,345
Gross unrealized appreciation	13,160
Gross unrealized depreciation	(19,949)
Net unrealized depreciation	$ (6,789)

See Accompanying Notes to Financial Statements.

Core Equity

Asset Allocation



Stocks 98.21%

Cash and Cash Equivalents 1.79%

Stocks	**98.21%**
Information Technology	21.23%
Financials	17.55%
Consumer Staples	14.91%
Energy	12.59%
Consumer Discretionary	10.56%
Health Care	7.54%
Industrials	7.34%
Materials	5.96%
Telecommunication Services	0.53%
Cash and Cash Equivalents	**1.79%**

Top 10 Equity Holdings

Company	Sector
Hewlett-Packard Company	Information Technology
QUALCOMM Incorporated	Information Technology
Lorillard, Inc.	Consumer Staples
Union Pacific Corporation	Industrials
XTO Energy Inc.	Energy
Coca-Cola Company (The)	Consumer Staples
Amgen Inc.	Health Care
Weatherford International Ltd.	Energy
Bank of America Corporation	Financials
JPMorgan Chase & Co.	Financials

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

Core Equity (in thousands) JUNE 30, 2009 (UNAUDITED)

COMMON STOCKS	Shares	Value
Advertising – 1.81%		
Omnicom Group Inc.	214	$ 6,742
Aerospace & Defense – 1.12%		
Lockheed Martin Corporation	52	4,178
Application Software – 2.75%		
SAP Aktiengesellschaft, ADR	255	10,248
Biotechnology – 3.04%		
Amgen Inc. (A)	214	11,345
Brewers – 2.67%		
Molson Coors Brewing Company, Class B	235	9,952
Communications Equipment – 7.05%		
Juniper Networks, Inc. (A)	262	6,186
QUALCOMM Incorporated	323	14,594
Telefonaktiebolaget LM Ericsson, ADR	566	5,535
		26,315
Computer Hardware – 6.59%		
Apple Inc. (A)	62	8,816
Hewlett-Packard Company	408	15,754
		24,570
Construction & Farm Machinery & Heavy Trucks – 0.79%		
PACCAR Inc	91	2,942
Consumer Finance – 3.25%		
American Express Company	125	2,914
Capital One Financial Corporation	420	9,191
		12,105
Data Processing & Outsourced Services – 0.25%		
Visa Inc., Class A	15	928
Department Stores – 4.38%		
Kohl's Corporation (A)	119	5,066
Macy's Inc.	646	7,602
Nordstrom, Inc.	184	3,668
		16,336
Diversified Banks – 2.80%		
Wells Fargo & Company	431	10,454
Diversified Chemicals – 1.03%		
PPG Industries, Inc.	87	3,828
Fertilizers & Agricultural Chemicals – 0.86%		
Monsanto Company	43	3,197
General Merchandise Stores – 1.65%		
Target Corporation	156	6,153
Health Care Equipment – 3.43%		
Baxter International Inc.	173	9,136
Stryker Corporation	91	3,624
		12,760

COMMON STOCKS (Continued)	Shares	Value
Home Improvement Retail – 1.84%		
Home Depot, Inc. (The)	291	$ 6,865
Hypermarkets & Super Centers – 3.49%		
Costco Wholesale Corporation	222	10,150
Wal-Mart Stores, Inc.	59	2,853
		13,003
Industrial Gases – 4.07%		
Air Products and Chemicals, Inc.	122	7,908
Praxair, Inc.	102	7,278
		15,186
Industrial Machinery – 1.88%		
Parker Hannifin Corporation	163	7,007
Integrated Oil & Gas – 2.56%		
Exxon Mobil Corporation	56	3,948
Suncor Energy Inc.	185	5,601
		9,549
Integrated Telecommunication Services – 0.53%		
AT&T Inc.	80	1,995
Internet Retail – 0.88%		
Amazon.com, Inc. (A)	39	3,279
Investment Banking & Brokerage – 2.49%		
Charles Schwab Corporation (The)	530	9,294
Oil & Gas Equipment & Services – 5.03%		
Schlumberger Limited	63	3,425
Smith International, Inc.	169	4,357
Weatherford International Ltd. (A)	562	10,983
		18,765
Oil & Gas Exploration & Production – 5.00%		
Noble Energy, Inc.	98	5,761
XTO Energy Inc.	338	12,896
		18,657
Other Diversified Financial Services – 5.76%		
Bank of America Corporation	816	10,777
JPMorgan Chase & Co.	314	10,693
		21,470
Pharmaceuticals – 1.07%		
Teva Pharmaceutical Industries Limited, ADR	81	4,006
Railroads – 3.55%		
Union Pacific Corporation	255	13,264
Semiconductor Equipment – 2.13%		
Applied Materials, Inc.	726	7,960
Semiconductors – 2.46%		
Microchip Technology Incorporated	407	9,171
Soft Drinks – 3.20%		
Coca-Cola Company (The)	249	11,945

COMMON STOCKS (Continued)	Shares	Value
Specialized Finance – 3.25%		
CME Group Inc.	27	$ 8,338
IntercontinentalExchange, Inc. (A)	33	3,793
		12,131
Tobacco – 5.55%		
Lorillard, Inc.	210	14,239
Philip Morris International Inc.	148	6,464
		20,703
TOTAL COMMON STOCKS – 98.21%		**$366,303**

(Cost: $372,484)

SHORT-TERM SECURITIES	Principal	
Commercial Paper – 1.89%		
Roche Holdings, Inc.,		
0.190%, 7–9–09	$5,000	5,000
Total Capital SA,		
0.080%, 7–1–09	2,021	2,021
		7,021
Master Note – 0.06%		
Toyota Motor Credit Corporation,		
0.197%, 7–1–09 (B)	242	242
TOTAL SHORT-TERM SECURITIES – 1.95%		**$ 7,263**

(Cost: $7,263)

TOTAL INVESTMENT SECURITIES – 100.16%	**$373,566**

(Cost: $379,747)

LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.16%)	**(592)**

NET ASSETS – 100.00%	**$372,974**

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2009.

The following acronym is used throughout this schedule:
ADR = American Depositary Receipts

For Federal income tax purposes, cost of investments owned at June 30, 2009 and the related unrealized appreciation (depreciation) were as follows:

Cost	$380,455
Gross unrealized appreciation	25,007
Gross unrealized depreciation	(31,896)
Net unrealized depreciation	$ (6,889)

See Accompanying Notes to Financial Statements.

Asset Allocation



Stocks 88.28%

Cash and Cash Equivalents 11.72%

Stocks	88.28%
Energy	19.36%
Consumer Staples	18.64%
Industrials	13.46%
Information Technology	11.35%
Financials	6.32%
Materials	6.18%
Health Care	5.55%
Consumer Discretionary	4.60%
Telecommunication Services	1.76%
Utilities	1.06%
Cash and Cash Equivalents	**11.72%**

Top 10 Equity Holdings

Company	Sector
Colgate-Palmolive Company	Consumer Staples
Exxon Mobil Corporation	Energy
Abbott Laboratories	Health Care
Microchip Technology Incorporated	Information Technology
Philip Morris International Inc.	Consumer Staples
Lorillard, Inc.	Consumer Staples
Schlumberger Limited	Energy
Fluor Corporation	Industrials
QUALCOMM Incorporated	Information Technology
Deere & Company	Industrials

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

Dividend Opportunities *(in thousands)* JUNE 30, 2009 (UNAUDITED)

COMMON STOCKS	Shares	Value
Aerospace & Defense – 2.83%		
Lockheed Martin Corporation	15	$ 1,202
Raytheon Company	75	3,334
		4,536
Asset Management & Custody Banks – 0.74%		
AllianceBernstein Holding L.P.	59	1,193
Brewers – 1.28%		
Molson Coors Brewing Company, Class B	49	2,061
Communications Equipment – 4.62%		
Consolidated Communications Holdings, Inc.	127	1,490
Nokia Corporation, Series A, ADR	144	2,098
QUALCOMM Incorporated	85	3,822
		7,410
Computer Hardware – 1.48%		
Hewlett-Packard Company	62	2,377
Construction & Engineering – 2.42%		
Fluor Corporation	76	3,886
Construction & Farm Machinery & Heavy Trucks – 2.34%		
Deere & Company	94	3,752
Data Processing & Outsourced Services – 0.71%		
Visa Inc., Class A	18	1,133
Department Stores – 0.91%		
Macy's Inc.	125	1,465
Distillers & Vintners – 1.65%		
Diageo plc, ADR	46	2,640
Diversified Banks – 0.86%		
U.S. Bancorp	77	1,375
Diversified Metals & Mining – 1.60%		
Rio Tinto plc, ADR	16	2,565
Electrical Components & Equipment – 1.45%		
Emerson Electric Co.	72	2,330
Fertilizers & Agricultural Chemicals – 1.93%		
Monsanto Company	42	3,096
Health Care Equipment – 2.38%		
Baxter International Inc.	12	641
Medtronic, Inc.	71	2,486
Stryker Corporation	17	691
		3,818
Home Improvement Retail – 0.47%		
Lowe's Companies, Inc.	39	755

COMMON STOCKS (Continued)	Shares	Value
Homebuilding – 0.83%		
D.R. Horton, Inc.	142	$ 1,326
Hotels, Resorts & Cruise Lines – 0.66%		
Starwood Hotels & Resorts Worldwide, Inc.	47	1,052
Household Products – 4.62%		
Colgate-Palmolive Company	83	5,897
Procter & Gamble Company (The)	30	1,511
		7,408
Hypermarkets & Super Centers – 1.29%		
Wal-Mart Stores, Inc.	43	2,073
Industrial Gases – 1.49%		
Air Products and Chemicals, Inc.	37	2,388
Industrial Machinery – 1.04%		
Illinois Tool Works Inc.	45	1,671
Integrated Oil & Gas – 5.08%		
BP p.l.c., ADR	49	2,343
Exxon Mobil Corporation	83	5,803
		8,146
Integrated Telecommunication Services – 1.76%		
AT&T Inc.	87	2,154
Iowa Telecommunications Services, Inc.	53	669
		2,823
Multi-Utilities – 1.06%		
Dominion Resources, Inc.	51	1,701
Oil & Gas Equipment & Services – 8.01%		
Halliburton Company	121	2,505
National Oilwell Varco, Inc. (A)	64	2,075
Schlumberger Limited	89	4,800
Smith International, Inc.	57	1,460
Weatherford International Ltd. (A)	101	1,985
		12,825
Oil & Gas Exploration & Production – 3.00%		
Apache Corporation	37	2,649
XTO Energy Inc.	57	2,170
		4,819
Oil & Gas Storage & Transportation – 3.27%		
El Paso Pipeline Partners, L.P.	105	1,848
Enbridge Inc.	42	1,455
NuStar GP Holdings, LLC	84	1,942
		5,245
Other Diversified Financial Services – 1.28%		
JPMorgan Chase & Co.	60	2,045
Pharmaceuticals – 3.17%		
Abbott Laboratories	108	5,090
Property & Casualty Insurance – 1.83%		
ACE Limited	34	1,513
Travelers Companies, Inc. (The)	35	1,426
		2,939

COMMON STOCKS (Continued)	Shares	Value
Railroads – 3.38%		
Burlington Northern Santa Fe Corporation	26	$ 1,933
Union Pacific Corporation	67	3,487
		5,420
Restaurants – 1.73%		
McDonald's Corporation	48	2,784
Semiconductors – 3.04%		
Microchip Technology Incorporated	216	4,881
Soft Drinks – 2.91%		
Coca-Cola Company (The)	34	1,622
PepsiCo, Inc.	55	3,047
		4,669
Specialized Finance – 1.61%		
CME Group Inc.	8	2,589
Steel – 1.16%		
Nucor Corporation	42	1,857
Systems Software – 1.50%		
Microsoft Corporation	101	2,410
Tobacco – 6.89%		
Altria Group, Inc.	82	1,341
Lorillard, Inc.	71	4,830
Philip Morris International Inc.	112	4,877
		11,048
TOTAL COMMON STOCKS – 88.28%		**$141,601**

(Cost: $152,764)

SHORT-TERM SECURITIES	Principal	
Commercial Paper – 10.52%		
American Honda Finance Corp.,		
0.400%, 7–9–09	$1,500	1,500
General Mills, Inc.:		
0.400%, 7–9–09	4,500	4,499
0.450%, 7–10–09	2,000	2,000
Kraft Foods Inc.,		
0.350%, 7–16–09	2,320	2,320
McCormick & Co. Inc.,		
0.250%, 7–1–09	2,553	2,553
Total Capital SA,		
0.080%, 7–1–09	1,500	1,500
Unilever Capital Corporation,		
0.100%, 7–9–09	2,500	2,500
		16,872

SHORT-TERM SECURITIES (Continued)	Principal	Value
Master Note – 0.80%		
Toyota Motor Credit Corporation,		
0.197%, 7–1–09 (B)	$1,280	$ 1,280
TOTAL SHORT-TERM SECURITIES – 11.32%		**$ 18,152**

(Cost: $18,152)

TOTAL INVESTMENT SECURITIES – 99.60%		**$159,753**

(Cost: $170,916)

CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.40%		638

NET ASSETS – 100.00%		**$160,391**

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2009.

The following acronym is used throughout this schedule:
ADR = American Depositary Receipts

For Federal income tax purposes, cost of investments owned at June 30, 2009 and the related unrealized appreciation (depreciation) were as follows:

Cost	$170,950
Gross unrealized appreciation	3,498
Gross unrealized depreciation	(14,695)
Net unrealized depreciation	$ (11,197)

See Accompanying Notes to Financial Statements.

Asset Allocation



Stocks 90.58%

Cash and Cash Equivalents 9.42%

Stocks	90.58%
Energy	78.37%
Industrials	7.15%
Utilities	3.23%
Information Technology	1.24%
Materials	0.59%
Cash and Cash Equivalents	**9.42%**

Top 10 Equity Holdings

Company	Sector	Industry
Southwestern Energy Company	Energy	Oil & Gas Exploration & Production
Exxon Mobil Corporation	Energy	Integrated Oil & Gas
Schlumberger Limited	Energy	Oil & Gas Equipment & Services
National Oilwell Varco, Inc.	Energy	Oil & Gas Equipment & Services
Fluor Corporation	Industrials	Construction & Engineering
Occidental Petroleum Corporation	Energy	Integrated Oil & Gas
Weatherford International Ltd.	Energy	Oil & Gas Equipment & Services
Apache Corporation	Energy	Oil & Gas Exploration & Production
Helmerich & Payne, Inc.	Energy	Oil & Gas Drilling
Halliburton Company	Energy	Oil & Gas Equipment & Services

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

Energy (in thousands) JUNE 30, 2009 (UNAUDITED)

COMMON STOCKS	Shares	Value
Coal & Consumable Fuels – 3.28%		
Arch Coal, Inc.	8	$ 126
Cameco Corporation	5	140
CONSOL Energy Inc.	5	155
Foundation Coal Holdings, Inc.	5	143
Peabody Energy Corporation	9	256
		820
Construction & Engineering – 4.15%		
Fluor Corporation	15	754
Jacobs Engineering Group Inc. (A)	7	282
		1,036
Construction & Farm Machinery & Heavy Trucks – 1.11%		
Bucyrus International, Inc., Class A	10	278
Diversified Metals & Mining – 0.59%		
BHP Billiton Limited, ADR	3	148
Electric Utilities – 3.23%		
Entergy Corporation	6	438
Exelon Corporation	7	369
		807
Electrical Components & Equipment – 1.89%		
Energy Conversion Devices, Inc. (A)	5	74
First Solar, Inc. (A)	2	397
		471
Integrated Oil & Gas – 16.84%		
BP p.l.c., ADR	11	527
ConocoPhillips	9	368
Exxon Mobil Corporation	13	909
Hess Corporation	7	384
Marathon Oil Corporation	9	261
Occidental Petroleum Corporation	11	737
Petroleo Brasileiro S.A. – Petrobras, ADR	14	590
Suncor Energy Inc.	14	431
		4,207
Oil & Gas Drilling – 6.29%		
ENSCO International Incorporated	7	237
Helmerich & Payne, Inc.	20	604
Nabors Industries Ltd. (A)	24	372
Transocean Inc. (A)	5	359
		1,572
Oil & Gas Equipment & Services – 22.89%		
Baker Hughes Incorporated	7	264
BJ Services Company	25	337
Cameron International Corporation (A)	20	572
FMC Technologies, Inc. (A)	9	353
Halliburton Company	29	603
NATCO Group Inc., Class A (A)	9	301
National Oilwell Varco, Inc. (A)	26	852
Schlumberger Limited	16	875
Smith International, Inc.	15	385
Technip SA, ADR	3	167
Tenaris S.A., ADR	11	299
Weatherford International Ltd. (A)	36	709
		5,717
Oil & Gas Exploration & Production – 23.82%		
Anadarko Petroleum Corporation	7	338
Apache Corporation	9	638
Cabot Oil & Gas Corporation	4	123
CNOOC Limited, ADR	2	277

See Accompanying Notes to Financial Statements.

COMMON STOCKS (Continued)	Shares	Value
Oil & Gas Exploration & Production (Continued)		
Continental Resources, Inc. (A)	20	$ 545
Devon Energy Corporation	9	474
EOG Resources, Inc.	8	520
Newfield Exploration Company (A)	15	503
Noble Energy, Inc.	10	575
Southwestern Energy Company (A)	30	1,155
Ultra Petroleum Corp. (A)	7	287
XTO Energy Inc.	14	517
		5,952
Oil & Gas Refining & Marketing – 1.21%		
Clean Energy Fuels Corp. (A)	17	148
Valero Energy Corporation	9	154
		302
Oil & Gas Storage & Transportation – 4.04%		
El Paso Corporation	30	278
El Paso Pipeline Partners, L.P.	16	280
Enbridge Inc.	13	450
		1,008
Semiconductor Equipment – 1.24%		
Applied Materials, Inc.	28	309
TOTAL COMMON STOCKS – 90.58%		**$22,627**
(Cost: $28,736)		

SHORT-TERM SECURITIES	Principal	
Master Note – 4.90%		
Toyota Motor Credit Corporation, 0.197%, 7–1–09 (B)	$1,223	1,223
United States Government Agency Obligations – 4.94%		
Federal Home Loan Mortgage Corporation, 0.020%, 7–1–09	1,234	1,234
TOTAL SHORT-TERM SECURITIES – 9.84%		**$ 2,457**
(Cost: $2,457)		
TOTAL INVESTMENT SECURITIES – 100.42%		**$25,084**
(Cost: $31,193)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.42%)		**(105)**
NET ASSETS – 100.00%		**$24,979**

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2009.

The following acronym is used throughout this schedule:
ADR = American Depositary Receipts

For Federal income tax purposes, cost of investments owned at June 30, 2009 and the related unrealized appreciation (depreciation) were as follows:

Cost	$31,197
Gross unrealized appreciation	920
Gross unrealized depreciation	(7,033)
Net unrealized depreciation	$ (6,113)

Global Natural Resources

ALL DATA IS AS OF JUNE 30, 2009 (UNAUDITED)

Asset Allocation


Stocks 89.77%
Options 3.10%
Bonds 0.46%
Cash and Cash Equivalents 6.67%

Stocks	**89.77%**
Energy	43.43%
Materials	28.54%
Industrials	9.63%
Utilities	5.30%
Information Technology	1.21%
Financials	0.96%
Consumer Staples	0.70%
Options	**3.10%**
Bonds	**0.46%**
Corporate Debt Securities	0.46%
Cash and Cash Equivalents	**6.67%**

Country Weightings


North America 54.95%
Europe 13.88%
South America 9.78%
Other 5.10%
Pacific Basin 4.71%
Bahamas/Caribbean 1.81%
Cash and Cash Equivalents and Options 9.77%

North America	**54.95%**
United States	43.29%
Canada	11.66%
Europe	**13.88%**
Russia	5.09%
Other Europe(1)	8.79%
South America	**9.78%**
Brazil	9.13%
Other South America(2)	0.65%
Other(3)	**5.10%**
Pacific Basin(4)	**4.71%**
Bahamas/Caribbean(5)	**1.81%**
Cash and Cash Equivalents and Options	**9.77%**

(1)Includes 0.13% Cyprus, 2.11% Denmark, 1.11% Germany, 0.79% Kazakhstan, 0.93% Norway, 1.21% Switzerland and 2.51% United Kingdom.

(2)Includes 0.23% Chile and 0.42% Peru.

(3)Includes 1.66% Israel, 1.36% Panama and 2.08% South Africa.

(4)Includes 2.83% China, 0.21% Hong Kong, 0.46% Indonesia, 0.38% Singapore and 0.83% Thailand.

(5)Includes 0.70% Bermuda and 1.11% Cayman Islands.

Top 10 Equity Holdings

Company	Country	Sector	Industry
Potash Corporation of Saskatchewan Inc.	Canada	Materials	Fertilizers & Agricultural Chemicals
Petrohawk Energy Corporation	United States	Energy	Oil & Gas Exploration & Production
Open Joint Stock Company Gazprom, ADR	Russia	Energy	Integrated Oil & Gas
El Paso Corporation	United States	Energy	Oil & Gas Storage & Transportation
Cameron International Corporation	United States	Energy	Oil & Gas Equipment & Services
Transocean Inc.	United States	Energy	Oil & Gas Drilling
Randgold Resources Limited, ADR	United Kingdom	Materials	Gold
Yingli Green Energy Holding Company Limited, ADR	China	Industrials	Electrical Components & Equipment
Halliburton Company	United States	Energy	Oil & Gas Equipment & Services
Canadian Natural Resources Limited	Canada	Energy	Oil & Gas Exploration & Production

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

Global Natural Resources *(in thousands)* JUNE 30, 2009 (UNAUDITED)

COMMON STOCKS AND RIGHTS	Shares	Value
Bermuda – 0.70%		
Bunge Limited	15	$ 874
Brazil – 5.43%		
Companhia de Saneamento de Minas Gerais (A)	118	1,524
Companhia Energetica de Minas Gerais – CEMIG, ADR	90	1,210
Gerdau S.A.	66	691
Petroleo Brasileiro S.A.- Petrobras, ADR	15	500
Suzano Bahia Sul Papel E Celulose S.A. (A)(B)	268	2,049
Usinas Siderurgicas de Minas Gerais S.A. – USIMINAS (A)	22	463
Votorantim Celulose e Papel S.A., ADR (B)	35	375
		6,812
Canada – 11.66%		
Agrium Inc.	27	1,057
Anatolia Minerals Development Ltd. (A)(B)	54	131
Aquiline Resources Inc. (A)(B)	56	88
ARISE Technologies Corporation (A)(B)	105	34
Atacama Minerals Corp. (A)(B)(C)	120	48
Barrick Gold Corporation (A)	18	619
Cameco Corporation	10	261
Canadian Natural Resources Limited (A)	51	2,683
First Quantum Minerals Ltd. (A)	30	1,452
Kinross Gold Corporation	23	417
MGM Energy Corp. (A)(B)	331	46
Potash Corporation of Saskatchewan Inc.	69	6,420
Sino-Forest Corporation (A)(B)(D)	79	845
TriStar Oil & Gas Ltd. (A)(B)	56	529
		14,630
Cayman Islands – 1.11%		
China High Speed Transmission Equipment Group Co., Ltd. (A)	339	675
Subsea 7 Inc. (A)(B)	70	716
		1,391
Chile – 0.23%		
Sociedad Quimica y Minera de Chile S.A., ADR	8	290
China – 2.43%		
Yingli Green Energy Holding Company Limited, ADR (B)	225	3,049
Cyprus – 0.13%		
Buried Hill Energy (Cyprus) Public Company Limited (A)(B)(C)	70	168
Denmark – 2.11%		
Vestas Wind Systems A/S (A)(B)	37	2,652
Germany – 1.11%		
SGL Carbon SE (A)(B)	45	1,391
Hong Kong – 0.21%		
Guangdong Investment Limited (A)	536	264

COMMON STOCKS AND RIGHTS (Continued)	Shares	Value
Indonesia – 0.46%		
PT Tambang Batubara Bukit Asam (Persero) Tbk (A)	505	$ 573
Israel – 1.66%		
Israel Chemicals Ltd. (A)	210	2,085
Kazakhstan – 0.79%		
Joint Stock Company KazMunaiGas Exploration Production, GDR (A)	52	988
Norway – 0.93%		
Renewable Energy Corporation ASA (A)(B)	130	1,009
Renewable Energy Corporation ASA, Rights (A)(B)	45	160
		1,169
Panama – 1.36%		
McDermott International, Inc. (B)	84	1,708
Peru – 0.42%		
Compania de Minas Buenaventura S.A.A., ADR	22	529
Russia – 5.09%		
Open Joint Stock Company Gazprom, ADR (A)	240	4,860
Uralkali Group, GDR (A)	95	1,530
		6,390
Singapore – 0.38%		
Straits Asia Resources Limited (A)	400	483
South Africa – 2.08%		
Gold Fields Limited, ADR	127	1,530
Impala Platinum Holdings Limited (A)	49	1,083
		2,613
Switzerland – 1.21%		
Noble Corporation	50	1,513
Thailand – 0.83%		
Banpu Public Company Limited (A)	81	793
Banpu Public Company Limited, Registered Shares (A)	25	246
		1,039
United Kingdom – 2.51%		
Randgold Resources Limited, ADR	49	3,144
United States – 43.01%		
Allegheny Technologies Incorporated	36	1,257
Alpha Natural Resources, Inc. (B)	60	1,576
Ball Corporation	30	1,355
Bristow Group Inc. (B)	1	18
Cameron International Corporation (B)	142	4,018
Celanese Corporation, Series A	35	831
Chesapeake Energy Corporation	135	2,677
Comstock Resources, Inc. (B)	15	496
CONSOL Energy Inc.	37	1,240
Copano Energy, L.L.C.	28	449
Crown Holdings, Inc. (B)	67	1,617

COMMON STOCKS AND RIGHTS (Continued)	Shares	Value
United States (Continued)		
Dril-Quip, Inc. (B)	22	$ 838
El Paso Corporation	505	4,662
Energy Recovery, Inc. (B)	28	198
Energy Transfer Partners, L.P.	45	1,822
FMC Corporation	21	993
Foster Wheeler Ltd. (B)	43	1,021
GrafTech International Ltd. (B)	120	1,357
Halliburton Company (E)	140	2,898
Hess Corporation	6	323
MarkWest Energy Partners, L.P.	14	255
National Oilwell Varco, Inc. (B).	75	2,450
Oceaneering International, Inc. (B)	27	1,220
Owens-Illinois, Inc. (B)	90	2,521
Peabody Energy Corporation	64	1,930
Petrohawk Energy Corporation (B)	233	5,185
Questar Corporation	51	1,587
Regency Energy Partners LP	45	655
Rockwood Holdings, Inc. (B).	65	952
SandRidge Energy, Inc. (B)	50	426
Smith International, Inc.	15	386
Superior Energy Services, Inc. (B)	81	1,406
Targa Resources Partners LP	21	291
Transocean Inc. (B)	50	3,677
Williams Companies, Inc. (The)	90	1,405
		53,992
TOTAL COMMON STOCKS AND RIGHTS – 85.85%		**$107,747**

(Cost: $116,891)

PREFERRED STOCKS		
Brazil – 3.64%		
Bradespar S.A. (A)	94	1,218
CESP – Companhia Energetica de Sao Paulo (A)	112	1,111
Companhia Energetica de Minas Gerais – CEMIG (A)	60	805
Usinas Siderurgicas de Minas Gerais S.A. – USIMINAS (A)	68	1,444
		4,578
United States – 0.28%		
Konarka Technologies, Inc., 8.0% Cumulative (B)(C)	68	348
TOTAL PREFERRED STOCKS – 3.92%		**$ 4,926**

(Cost: $3,483)

CALL OPTIONS – 3.10%	Number of Contracts	Value
Chesapeake Energy Corporation:		
Oct $12.50, Expires 10–19–09	1	$ 518
Oct $16.00, Expires 10–19–09	—*	192
Chevron Corporation:		
Sep $45.00, Expires 9–21–09	1	1,266
Sep $50.00, Expires 9–21–09	—*	495
El Paso Corporation, Oct $7.00, Expires 10–19–09	2	510
Exxon Mobil Corporation, Oct $55.00, Expires 10–19–09	—*	278
Occidental Petroleum Corporation, Nov $45.00, Expires 11–23–09	—*	633
(Cost: $4,585)		$ 3,892

CORPORATE DEBT SECURITIES	Principal	
Brazil – 0.06%		
Bahia Sul Celulose S.A., 8.614%, 12–1–12 (D)(F)(G)	BRL180	76
China – 0.40%		
Yingli Green Energy Holding Company Limited, Convertible, 0.000%, 12–15–12 (H).	$ 516	498
TOTAL CORPORATE DEBT SECURITIES – 0.46%		**$ 574**

(Cost: $385)

SHORT-TERM SECURITIES		
Master Note – 4.11%		
Toyota Motor Credit Corporation, 0.197%, 7–1–09 (F)	5,164	5,164
Treasury Bills – 0.80%		
United States Treasury Bills, 0.135%, 7–30–09 (E)	1,000	1,000
United States Government Agency Obligations – 0.82%		
Federal Home Loan Mortgage Corporation, 0.020%, 7–1–09	1,027	1,027
TOTAL SHORT-TERM SECURITIES – 5.73%		**$ 7,191**

(Cost: $7,191)

TOTAL INVESTMENT SECURITIES – 99.06%		**$124,330**

(Cost: $132,535)

CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.94%		**1,175**
NET ASSETS – 100.00%		**$125,505**

Notes to Schedule of Investments

The following forward foreign currency contracts were outstanding at June 30, 2009:

Type	Currency	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	Euro	100	8–6–09	$3	$—
Sell	Euro	150	9–25–09	—*	—
Sell	South African Rand	370	7–29–09	—	4
Sell	South African Rand	2,000	8–12–09	—	24
Sell	South African Rand	1,800	9–2–09	—	15
				$3	$43

*Not shown due to rounding.

(A) Listed on an exchange outside the United States.

(B) No dividends were paid during the preceding 12 months.

(C) Illiquid restricted securities. At June 30, 2009, the following restricted securities were owned:

Security	Acquisition Date	Shares	Cost	Market Value
Atacama Minerals Corp.	8–19–08	120	$113	$48
Buried Hill Energy (Cyprus) Public Company Limited	5–1–07 to 4–17–08	70	118	168
Konarka Technologies, Inc., 8.0% Cumulative	8–31–07	68	211	348
			$442	$564

The total value of these securities represented approximately 0.45% of net assets at June 30, 2009.

(D) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be illiquid under guidelines established by the Board of Trustees. At June 30, 2009, the total value of these securities amounted to $921 or 0.73% of net assets.

(E) Securities serve as collateral for the following open futures contracts at June 30, 2009:

Description	Type	Expiration Date	Number of Contracts	Market Value	Unrealized Appreciation
S&P 500 Emini	Short	9–19–09	—*	$(13,733)	$134

(F) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2009.

(G) Principal amounts are denominated in the indicated foreign currency, where applicable (BRL – Brazilian Real).

(H) Zero coupon bond.

The following acronyms are used throughout this schedule:
ADR = American Depositary Receipts
GDR = Global Depositary Receipts

Market Sector Diversification

(as a % of net assets)	
Energy	43.43%
Materials	28.60%
Industrials	10.03%
Utilities	5.30%
Information Technology	1.21%
Financials	0.96%
Consumer Staples	0.70%
Other+	9.77%

+Includes options, cash and cash equivalents and other assets and liabilities

For Federal income tax purposes, cost of investments owned at June 30, 2009 and the related unrealized appreciation (depreciation) were as follows:

Cost	$141,086
Gross unrealized appreciation	7,796
Gross unrealized depreciation	(24,552)
Net unrealized depreciation	$ (16,756)

See Accompanying Notes to Financial Statements.

Asset Allocation



Stocks 98.07%

Cash and Cash Equivalents 1.93%

Stocks	**98.07%**
Information Technology	31.81%
Consumer Discretionary	15.20%
Health Care	14.18%
Consumer Staples	11.96%
Financials	7.48%
Industrials	6.44%
Energy	5.80%
Materials	5.20%
Cash and Cash Equivalents	**1.93%**

Top 10 Equity Holdings

Company	Sector
Apple Inc.	Information Technology
Colgate-Palmolive Company	Consumer Staples
QUALCOMM Incorporated	Information Technology
Google Inc., Class A	Information Technology
Hewlett-Packard Company	Information Technology
Gilead Sciences, Inc.	Health Care
Wal-Mart Stores, Inc.	Consumer Staples
Abbott Laboratories	Health Care
Microchip Technology Incorporated	Information Technology
McDonald's Corporation	Consumer Discretionary

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

Growth *(in thousands)* JUNE 30, 2009 (UNAUDITED)

COMMON STOCKS	Shares	Value
Aerospace & Defense – 4.51%		
Lockheed Martin Corporation	287	$ 23,115
Raytheon Company	135	5,989
United Technologies Corporation	118	6,105
		35,209
Asset Management & Custody Banks – 1.84%		
BlackRock, Inc., Class A	38	6,596
T. Rowe Price Group, Inc.	187	7,800
		14,396
Automotive Retail – 1.63%		
AutoZone, Inc. (A)	44	6,649
O'Reilly Automotive, Inc. (A)	161	6,112
		12,761
Biotechnology – 5.11%		
Genzyme Corporation (A)	70	3,914
Gilead Sciences, Inc. (A)	769	36,034
		39,948
Casinos & Gaming – 0.26%		
Wynn Resorts, Limited (A)	57	1,994
Communications Equipment – 9.36%		
Cisco Systems, Inc. (A)	1,007	18,772
QUALCOMM Incorporated	867	39,189
Research In Motion Limited (A)	214	15,190
		73,151
Computer Hardware – 10.08%		
Apple Inc. (A)	299	42,586
Hewlett-Packard Company	937	36,223
		78,809
Construction & Farm Machinery & Heavy Trucks – 0.88%		
Deere & Company	172	6,875
Data Processing & Outsourced Services – 3.65%		
MasterCard Incorporated, Class A	41	6,776
Visa Inc., Class A	349	21,754
		28,530
Department Stores – 2.60%		
Kohl's Corporation (A)	474	20,281
Electrical Components & Equipment – 0.62%		
Emerson Electric Co.	150	4,854
Environmental & Facilities Services – 0.43%		
Stericycle, Inc. (A)	65	3,349
Fertilizers & Agricultural Chemicals – 2.33%		
Monsanto Company	244	18,132
General Merchandise Stores – 1.85%		
Target Corporation	366	14,446

COMMON STOCKS (Continued)	Shares	Value
Health Care Equipment – 3.68%		
Baxter International Inc.	422	$ 22,329
Medtronic, Inc.	115	4,012
Stryker Corporation	60	2,384
		28,725
Health Care Supplies – 0.56%		
DENTSPLY International Inc.	143	4,349
Home Entertainment Software – 0.57%		
Activision Blizzard, Inc. (A)	350	4,421
Home Improvement Retail – 4.03%		
Home Depot, Inc. (The)	831	19,627
Lowe's Companies, Inc.	610	11,830
		31,457
Household Products – 5.07%		
Colgate-Palmolive Company	560	39,614
Hypermarkets & Super Centers – 5.14%		
Costco Wholesale Corporation	212	9,679
Wal-Mart Stores, Inc.	629	30,455
		40,134
Industrial Gases – 1.92%		
Praxair, Inc.	211	15,017
Internet Software & Services – 4.65%		
Google Inc., Class A (A)	86	36,324
Investment Banking & Brokerage – 0.48%		
Charles Schwab Corporation (The)	215	3,762
Life Sciences Tools & Services – 1.06%		
Thermo Fisher Scientific Inc. (A)	202	8,252
Oil & Gas Equipment & Services – 5.80%		
National Oilwell Varco, Inc. (A)	194	6,346
Schlumberger Limited	434	23,499
Smith International, Inc.	145	3,729
Weatherford International Ltd. (A)	600	11,736
		45,310
Other Diversified Financial Services – 2.96%		
JPMorgan Chase & Co.	676	23,070
Pharmaceuticals – 3.77%		
Abbott Laboratories	627	29,489
Restaurants – 4.83%		
McDonald's Corporation	434	24,974
YUM! Brands, Inc.	386	12,859
		37,833
Semiconductors – 3.50%		
Microchip Technology Incorporated	1,211	27,308

COMMON STOCKS (Continued)	Shares	Value
Soft Drinks – 1.75%		
Coca-Cola Company (The)	285	$ 13,672
Specialized Finance – 2.20%		
CME Group Inc.	55	17,204
Specialty Chemicals – 0.95%		
Ecolab Inc.	191	7,447
TOTAL COMMON STOCKS – 98.07%		$766,123
(Cost: $741,480)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper – 1.79%		
American Honda Finance Corp.,		
0.300%, 7–21–09	$4,000	3,999
General Mills, Inc.,		
0.400%, 7–9–09	3,500	3,500
Straight-A Funding, LLC		
(Federal Financing Bank),		
0.260%, 7–24–09	1,486	1,486
Total Capital SA,		
0.080%, 7–1–09	5,000	5,000
		13,985
Master Note – 0.10%		
Toyota Motor Credit Corporation,		
0.197%, 7–1–09 (B)	819	819
TOTAL SHORT-TERM SECURITIES – 1.89%		$ 14,804
(Cost: $14,804)		
TOTAL INVESTMENT SECURITIES – 99.96%		$780,927
(Cost: $756,284)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.04%		344
NET ASSETS – 100.00%		$781,271

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2009.

For Federal income tax purposes, cost of investments owned at June 30, 2009 and the related unrealized appreciation (depreciation) were as follows:

Cost	$757,492
Gross unrealized appreciation	88,978
Gross unrealized depreciation	(65,543)
Net unrealized appreciation	$ 23,435

See Accompanying Notes to Financial Statements.

Asset Allocation



Bonds 95.49%

Cash and Cash Equivalents and Equities 4.51%

Bonds	**95.49%**
Corporate Debt Securities	90.15%
Senior Loans	5.34%
Cash and Cash Equivalents and Equities	**4.51%**

Bond Portfolio Characteristics

Average maturity	5.4 years
Effective duration	3.6 years
Weighted average bond rating	B+

Quality Weightings



Non-Investment Grade 89.75%

Investment Grade 5.74%

Cash and Cash Equivalents and Equities 4.51%

Investment Grade	**5.74%**
A	0.65%
BBB	5.09%
Non-Investment Grade	**89.75%**
BB	22.05%
B	42.65%
Below B	25.05%
Cash and Cash Equivalents and Equities	**4.51%**

Ratings reflected in the wheel are taken from the following sources in order of preference: Standard & Poor's, Moody's or management's internal ratings, where no other ratings are available.

High Income *(in thousands)*

COMMON STOCKS	Shares	Value
Broadcasting – 0.00%		
Citadel Broadcasting Corporation (A)	15	$ 1
Casinos & Gaming – 0.06%		
Pinnacle Entertainment, Inc. (A)	13	115
Movies & Entertainment – 0.06%		
RHI Entertainment, Inc. (A)	35	112
Oil & Gas Storage & Transportation – 0.13%		
Inergy, L.P.	10	255
Wireless Telecommunication Service – 0.04%		
NII Holdings, Inc. (A)	4	67
TOTAL COMMON STOCKS – 0.29%		$ 550
(Cost:$1,538)		

CORPORATE DEBT SECURITIES	Principal	Value
Aerospace – 0.39%		
Esterline Technologies Corporation, 7.750%, 6–15–13	$ 750	728
Apparel, Accessories & Luxury Goods – 0.80%		
Oxford Industries, Inc., 11.375%, 7–15–15 (B)	700	693
Perry Ellis International, Inc., 8.875%, 9–15–13	1,000	815
		1,508
Automobile Manufacturers – 0.73%		
UCI Holdco, Inc., 8.624%, 12–15–13 (C)	2,635	562
United Auto Group, Inc., 7.750%, 12–15–16	1,000	808
		1,370
Automotive Retail – 1.13%		
Group 1 Automotive, Inc., 8.250%, 8–15–13	2,500	2,113
Building Products – 1.91%		
CPG International I Inc., 10.500%, 7–1–13	2,000	1,120
Norcraft Companies, L.P. and Norcraft Finance Corp., 9.750%, 9–1–12	1,600	1,496
Ply Gem Industries, Inc., 11.750%, 6–15–13	1,500	968
		3,584
Cable & Satellite – 2.59%		
Cablevision Systems Corporation, 8.000%, 4–15–12	665	658
CSC Holdings, Inc.:		
8.500%, 6–15–15 (B)	600	590
8.625%, 2–15–19 (B)	250	243

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Cable & Satellite (Continued)		
DirecTV Holdings LLC and DirecTV Financing Co., 7.625%, 5–15–16	$2,000	$ 1,944
EchoStar DBS Corporation, 7.750%, 5–31–15	1,500	1,429
		4,864
Capital Goods – 0.79%		
RBS Global, Inc. and Rexnord LLC:		
9.500%, 8–1–14	1,025	876
9.500%, 8–1–14 (B)	286	245
11.750%, 8–1–16	500	369
		1,490
Casinos & Gaming – 5.28%		
Ameristar Casinos, Inc., 9.250%, 6–1–14 (B)	2,750	2,804
Inn of the Mountain Gods Resort and Casino, 12.000%, 11–15–10 (D)	1,750	700
MGM MIRAGE:		
8.500%, 9–15–10	2,600	2,359
10.375%, 5–15–14 (B)	325	337
7.625%, 1–15–17	500	324
11.125%, 11–15–17 (B)	650	689
Pinnacle Entertainment, Inc.:		
8.250%, 3–15–12	1,996	1,986
8.750%, 10–1–13	500	503
7.500%, 6–15–15	250	214
		9,916
Chemicals – 0.22%		
Nalco Company, 7.750%, 11–15–11	414	414
Consumer Finance – 3.43%		
ASG Consolidated LLC and ASG Finance, Inc., 11.500%, 11–1–11	3,325	3,042
Ford Motor Credit Company:		
9.750%, 9–15–10	1,000	958
9.875%, 8–10–11	1,000	925
3.889%, 1–13–12 (C)	350	271
8.000%, 12–15–16	1,000	765
Ford Motor Credit Company LLC, 12.000%, 5–15–15	500	468
		6,429
Consumer Products – 1.74%		
Visant Holding Corp., 8.750%, 12–1–13	3,325	3,267
Containers – 1.24%		
Graham Packaging Company, L.P. and GPC Capital Corp. I:		
8.500%, 10–15–12	750	724
9.875%, 10–15–14	1,000	930
Huntsman International LLC, 7.375%, 1–1–15	850	667
		2,321

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Diversified Metals & Mining – 0.94%		
Freeport-McMoRan Copper & Gold Inc.:		
4.995%, 4–1–15 (C)	$1,000	$ 936
8.250%, 4–1–15	825	833
		1,769
Diversified Support Services – 0.93%		
Iron Mountain Incorporated,		
8.625%, 4–1–13	1,750	1,746
Diversified Telecom – 0.78%		
Qwest Corporation:		
8.875%, 3–15–12	500	504
8.375%, 5–1–16 (B)	1,000	965
		1,469
Electronic Manufacturing Services – 0.97%		
Tyco Electronics Ltd.,		
6.550%, 10–1–17	2,000	1,816
Environmental & Facilities Services – 0.80%		
Allied Waste North America, Inc.:		
7.125%, 5–15–16	1,000	1,005
6.875%, 6–1–17	500	495
		1,500
Fertilizers & Agricultural Chemicals – 0.81%		
Mosaic Company (The):		
7.375%, 12–1–14 (B)	500	515
7.625%, 12–1–16 (B)	1,000	1,014
		1,529
General Merchandise Stores – 2.59%		
Dollar General Corporation:		
10.625%, 7–15–15	3,750	4,050
11.875%, 7–15–17	750	810
		4,860
Health Care Equipment – 1.11%		
Biomet, Inc.:		
10.000%, 10–15–17	750	763
10.375%, 10–15–17	500	484
11.625%, 10–15–17	850	833
		2,080
Health Care Facilities – 4.49%		
HCA Inc.:		
6.750%, 7–15–13	2,500	2,200
9.875%, 2–15–17 (B)	300	303
8.500%, 4–15–19 (B)	1,000	980
HealthSouth Corporation:		
7.218%, 6–15–14 (C)	3,500	3,194
10.750%, 6–15–16	1,750	1,759
		8,436
Health Care Facilities / Supplies – 5.47%		
Apria Healthcare Group Inc.,		
11.250%, 11–1–14 (B)	950	917
Bio-Rad Laboratories, Inc.,		
8.000%, 9–15–16 (B)	500	495
ReAble Therapeutics Finance LLC and ReAble Therapeutics Finance Corporation:		
10.875%, 11–15–14	1,000	875
11.750%, 11–15–14	1,500	1,088

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Health Care Facilities / Supplies (Continued)		
Rural/Metro Corporation,		
0.000%, 3–15–16 (E)	$1,415	$ 1,005
United Surgical Partners International, Inc.,		
8.875%, 5–1–17	2,000	1,820
US Oncology Holdings, Inc.,		
9.125%, 8–15–17 (B)	1,950	1,934
US Oncology, Inc.,		
10.750%, 8–15–14	2,150	2,128
		10,262
Hotels, Resorts & Cruise Lines – 2.06%		
Gaylord Entertainment Company:		
8.000%, 11–15–13	1,000	853
6.750%, 11–15–14	2,300	1,719
Starwood Hotels & Resorts Worldwide, Inc.,		
6.750%, 5–15–18	1,500	1,286
		3,858
Household Products – 0.59%		
Simmons Bedding Company,		
7.875%, 1–15–14 (D)	1,225	680
Simmons Company,		
0.000%, 12–15–14 (E)	3,000	420
		1,100
Industrial – Other – 0.79%		
TEGSA,		
6.000%, 10–1–12	750	737
Tyco Electronics Group S.A.,		
5.950%, 1–15–14	800	747
		1,484
IT Consulting & Other Services – 1.10%		
SunGard Data Systems Inc.:		
9.125%, 8–15–13	625	591
10.625%, 5–15–15 (B)	1,500	1,470
		2,061
Leisure – 1.25%		
Cinemark USA, Inc.,		
8.625%, 6–15–19 (B)	1,000	988
Speedway Motorsports, Inc.,		
8.750%, 6–1–16 (B)	1,350	1,366
		2,354
Machinery – 0.96%		
Terex Corporation,		
10.875%, 6–1–16	1,800	1,800
Metals / Mining – 1.80%		
Compass Minerals International, Inc.,		
8.000%, 6–1–19 (B)	1,200	1,189
Teck Resources Limited:		
9.750%, 5–15–14 (B)	520	538
10.250%, 5–15–16 (B)	780	817
10.750%, 5–15–19 (B)	780	839
		3,383
Movies & Entertainment – 1.18%		
AMC Entertainment Inc.,		
11.000%, 2–1–16	1,500	1,451
Marquee Holdings Inc.,		
9.505%, 8–15–14	1,000	770
		2,221

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Office Services & Supplies – 2.13%		
Interface, Inc.:		
11.375%, 11–1–13 (B)	$1,200	$ 1,242
9.500%, 2–1–14	3,000	2,760
		4,002
Oil & Gas Exploration & Production – 2.89%		
Bill Barrett Corporation,		
9.875%, 7–15–16	250	238
Chesapeake Energy Corporation,		
9.500%, 2–15–15	700	705
Denbury Resources Inc.:		
7.500%, 4–1–13	250	239
7.500%, 12–15–15	500	475
9.750%, 3–1–16	200	206
Petrohawk Energy Corporation:		
9.125%, 7–15–13	2,250	2,239
10.500%, 8–1–14 (B)	400	409
7.875%, 6–1–15	1,000	925
		5,436
Oil & Gas Storage & Transportation – 2.32%		
Copano Energy, L.L.C.,		
8.125%, 3–1–16	650	611
El Paso Corporation,		
8.250%, 2–15–16	275	267
Inergy, L.P.,		
8.750%, 3–1–15 (B)	1,600	1,564
Inergy, L.P. and Inergy Finance Corp.,		
8.250%, 3–1–16	2,000	1,905
		4,347
Oil Refining & Marketing – 0.50%		
Quicksilver Resources Inc.:		
11.750%, 1–1–16	600	621
7.125%, 4–1–16	400	312
		933
Packaged Foods & Meats – 1.91%		
Central Garden & Pet Company,		
9.125%, 2–1–13	3,750	3,586
Paper Packaging – 0.45%		
Sealed Air Corporation,		
7.875%, 6–15–17 (B)	850	842
Paper Products – 1.88%		
Buckeye Technologies Inc.:		
8.000%, 10–15–10	2,645	2,593
8.500%, 10–1–13	1,000	930
		3,523
Pharmaceuticals – 0.28%		
Warner Chilcott Corporation,		
8.750%, 2–1–15	533	530
Publishing – 0.74%		
Nielsen Finance LLC and Nielsen Finance Co.:		
11.500%, 5–1–16 (B)	900	875
0.000%, 8–1–16 (E)	800	514
		1,389

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Railroads – 3.23%		
Kansas City Southern de Mexico, S.A. de C.V.:		
7.625%, 12–1–13	$ 350	$ 301
7.375%, 6–1–14	500	420
12.500%, 4–1–16 (B)	1,500	1,523
Kansas City Southern Railway Company (The),		
13.000%, 12–15–13	2,500	2,749
TFM, S.A. de C.V.,		
9.375%, 5–1–12	1,125	1,069
		6,062
Restaurants – 1.75%		
NPC International, Inc.,		
9.500%, 5–1–14	3,605	3,281
Retail / Food & Drug – 0.16%		
Rite Aid Corporation,		
9.750%, 6–12–16 (B)	300	300
Retail Stores – 5.68%		
Federated Retail Holdings, Inc.:		
5.350%, 3–15–12	550	501
5.900%, 12–1–16	750	611
Jostens IH Corp.,		
7.625%, 10–1–12	1,500	1,496
Limited Brands, Inc.,		
8.500%, 6–15–19 (B)	1,350	1,293
Pantry, Inc. (The),		
7.750%, 2–15–14	1,000	885
Sally Holdings LLC and Sally Capital Inc.:		
9.250%, 11–15–14	1,750	1,740
10.500%, 11–15–16	1,000	990
Sonic Automotive, Inc.,		
8.625%, 8–15–13	1,828	1,280
Stater Bros. Holdings Inc.,		
8.125%, 6–15–12	1,100	1,084
SUPERVALU INC.,		
8.000%, 5–1–16	800	776
		10,656
Secondary Oil & Gas Producers – 0.52%		
EXCO Resources, Inc.,		
7.250%, 1–15–11	1,000	970
Semiconductors – 0.47%		
Micron Technology, Inc., Convertible,		
1.875%, 6–1–14	1,500	885
Service – Other – 8.88%		
Education Management LLC and Education		
Management Finance Corp.:		
8.750%, 6–1–14	3,500	3,394
10.250%, 6–1–16	250	244
Expedia, Inc.,		
8.500%, 7–1–16 (B)	750	720
Interpublic Group of Companies, Inc. (The),		
10.000%, 7–15–17 (B)	1,550	1,562
KAR Holdings, Inc.:		
5.028%, 5–1–14 (C)	1,750	1,317
8.750%, 5–1–14	1,500	1,286

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Service – Other (Continued)		
Laureate Education, Inc.:		
10.000%, 8–15–15 (B)	$1,000	$ 840
11.000%, 8–15–15 (B)	813	577
11.750%, 8–15–17 (B)	375	296
Reddy Ice Holdings, Inc.,		
10.500%, 11–1–12	2,850	1,767
West Corporation:		
9.500%, 10–15–14	1,500	1,313
11.000%, 10–15–16	4,000	3,339
		16,655
Technology – 2.75%		
L–3 Communications Corporation:		
6.125%, 1–15–14	200	186
5.875%, 1–15–15	1,000	888
Seagate Technology International,		
10.000%, 5–1–14 (B)	100	103
Xerox Capital Trust I,		
8.000%, 2–1–27	5,250	3,989
		5,166
Utilities – 0.94%		
AES Corporation (The),		
9.750%, 4–15–16 (B)	1,750	1,772
Wireless Telecommunication Service – 3.80%		
Centennial Communications Corp.,		
6.958%, 1–1–13 (C)	750	746
Cricket Communications, Inc.,		
7.750%, 5–15–16 (B)	1,200	1,155
MetroPCS Communications, Inc.,		
9.250%, 11–1–14	1,250	1,242
Nextel Communications, Inc.:		
5.950%, 3–15–14	250	197
7.375%, 8–1–15	1,550	1,236
Nextel Communications, Inc., Convertible,		
5.250%, 1–15–10	1,950	1,931
Sprint Capital Corporation,		
7.625%, 1–30–11	625	618
		7,125
TOTAL CORPORATE DEBT SECURITIES – 90.15%		$169,192
(Cost: $181,612)		
SENIOR LOANS		
Casinos & Gaming – 0.74%		
Las Vegas Sands, LLC:		
2.060%, 5–23–14 (C)	1,647	1,158
2.060%, 5–23–14 (C)	333	234
		1,392
Consumer Products – 1.44%		
Wm. Wrigley Jr. Company,		
6.500%, 7–17–14 (C)	2,681	2,692

SENIOR LOANS (Continued)	Principal	Value
Diversified Chemicals – 0.74%		
Solutia Inc.,		
7.250%, 2–28–14 (C)	$1,514	$ 1,394
Health Care Facilities – 0.41%		
HCA Inc.,		
2.848%, 11–18–13 (C)	854	770
Retail / Food & Drug – 0.79%		
Rite Aid Corporation,		
9.500%, 6–5–15 (C)	1,500	1,491
Technology – 0.57%		
Palm Inc.,		
3.810%, 4–24–14 (C)	1,456	1,063
Utilities – 0.65%		
Energy Future Competitive Holdings Company and Texas Competitive Electric Holdings Company, LLC:		
3.810%, 10–10–14 (C)	13	9
3.821%, 10–10–14 (C)	1,706	1,218
		1,227
TOTAL SENIOR LOANS – 5.34%		$ 10,029
(Cost: $10,535)		
SHORT-TERM SECURITIES		
Commercial Paper – 2.66%		
Heinz (H.J.) Finance Co. (Heinz (H.J.) Co.),		
0.470%, 7–23–09	2,993	2,992
Kellogg Co.,		
0.400%, 7–2–09	2,000	2,000
		4,992
Master Note – 0.66%		
Toyota Motor Credit Corporation,		
0.197%, 7–1–09 (C)	1,230	1,230
TOTAL SHORT-TERM SECURITIES – 3.32%		$ 6,222
(Cost: $6,222)		
TOTAL INVESTMENT SECURITIES – 99.10%		$185,993
(Cost: $199,907)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.90%		1,694
NET ASSETS – 100.00%		$187,687

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Trustees. At June 30, 2009, the total value of these securities amounted to $35,004 or 18.65% of net assets.

(C) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2009.

(D) Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(E) Securities do not bear interest for an initial period of time and subsequently become interest bearing.

For Federal income tax purposes, cost of investments owned at June 30, 2009 and the related unrealized appreciation (depreciation) were as follows:

Cost	$200,013
Gross unrealized appreciation	5,689
Gross unrealized depreciation	(19,709)
Net unrealized depreciation	$ (14,020)

See Accompanying Notes to Financial Statements.

Asset Allocation



Stocks 96.48%

Cash and Cash Equivalents 3.52%

Stocks	96.48%
Consumer Staples	17.59%
Industrials	16.34%
Financials	13.95%
Information Technology	11.23%
Energy	8.95%
Telecommunication Services	7.58%
Materials	6.28%
Consumer Discretionary	5.92%
Health Care	4.58%
Utilities	4.06%
Cash and Cash Equivalents	**3.52%**

Country Weightings



Europe 62.58%
Pacific Basin 26.00%
North America 5.15%
South America 2.75%
Cash and Cash Equivalents 3.52%

Europe	62.58%
United Kingdom	19.87%
France	11.49%
Switzerland	11.15%
Germany	7.68%
Other Europe[1]	12.39%
Pacific Basin	**26.00%**
Japan	10.20%
China	9.41%
Australia	3.85%
Other Pacific Basin[2]	2.54%
North America[3]	**5.15%**
South America[4]	**2.75%**
Cash and Cash Equivalents	**3.52%**

(1) Includes 2.05% Denmark, 2.06% Finland, 3.28% Italy, 3.05% Netherlands, 1.42% Spain and 0.53% Sweden.

(2) Includes 2.04% Hong Kong and 0.50% India.

(3) Includes 2.44% Canada and 2.71% United States.

(4) Includes 2.75% Brazil.

Top 10 Equity Holdings

Company	Country	Sector	Industry
Nestle S.A., Registered Shares	Switzerland	Consumer Staples	Packaged Foods & Meats
TOTAL S.A.	France	Energy	Integrated Oil & Gas
British American Tobacco p.l.c.	United Kingdom	Consumer Staples	Tobacco
VINCI	France	Industrials	Construction & Engineering
Roche Holdings AG, Genussschein	Switzerland	Health Care	Pharmaceuticals
Vodafone Group Plc	United Kingdom	Telecommunication Services	Wireless Telecommunication Service
Reckitt Benckiser Group plc	United Kingdom	Consumer Staples	Household Products
Tencent Holdings Limited	China	Information Technology	Internet Software & Services
Industrial and Commercial Bank of China Limited, H Shares	China	Financials	Diversified Banks
Syngenta AG	Switzerland	Materials	Fertilizers & Agricultural Chemicals

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

International Growth (in thousands) JUNE 30, 2009 (UNAUDITED)

COMMON STOCKS AND RIGHTS	Shares	Value
Australia – 3.85%		
Brambles Limited (A)	732	$ 3,515
Telstra Corporation Limited (A)	1,116	3,048
		6,563
Brazil – 2.75%		
Cia Brasileira de Meios de Pagamento (A)(B)(C)	137	1,180
Petroleo Brasileiro S.A. – Petrobras, ADR	86	3,513
		4,693
Canada – 2.44%		
Shoppers Drug Mart Corporation (A)(D)	40	1,706
Shoppers Drug Mart Corporation (A)	57	2,454
		4,160
China – 9.41%		
China Construction Bank Corporation (A)(D)	3,181	2,467
China Life Insurance Company Limited, ADR	51	2,819
China South Locomotive & Rolling Stock Corporation Limited, H Shares (A)	1,128	661
China South Locomotive & Rolling Stock Corporation Limited, H Shares (A)(D)	1,650	966
Industrial and Commercial Bank of China Limited, H Shares (A)(D)	5,293	3,688
Shanda Interactive Entertainment Limited, ADR (C)	30	1,589
Tencent Holdings Limited (A)	331	3,860
		16,050
Denmark – 2.05%		
Carlsberg Group (A)	55	3,500
Finland – 2.06%		
Fortum Oyj (A)	120	2,733
Nokia OYJ (A)	53	782
		3,515
France – 11.49%		
ALSTOM (A)	29	1,722
Compagnie Generale des Etablissements Michelin, Class B (A)	39	2,224
Pinault-Printemps-Redoute SA (A)	21	1,741
Technip-Coflexip (A)	64	3,135
TOTAL S.A. (A)	107	5,769
VINCI (A)	112	5,009
		19,600
Germany – 5.12%		
Bayer Aktiengesellschaft (A)	39	2,106
RWE Aktiengesellschaft (A)	21	1,631
SAP Aktiengesellschaft (A)	60	2,394
Vossloh AG (A)	22	2,612
		8,743
Hong Kong – 2.04%		
Cheung Kong (Holdings) Limited (A)	179	2,058
Esprit Holdings Limited (A)	254	1,417
		3,475
India – 0.50%		
Bharti Airtel Limited (A)(C)	51	860
Italy – 3.28%		
Banca Intesa S.p.A. (A)	471	1,518
Finmeccanica SpA (A)	87	1,227
Saipem S.p.A. (A)	118	2,859
		5,604

COMMON STOCKS AND RIGHTS (Continued)	Shares	Value
Japan – 10.20%		
Canon Inc. (A)	37	$ 1,201
Central Japan Railway Company (A)	—*	1,416
East Japan Railway Company (A)	36	2,194
Japan Tobacco Inc. (A)	1	3,104
Mitsubishi Electric Corporation (A)	389	2,467
Nintendo Co., Ltd. (A)	8	2,294
Shin-Etsu Chemical Co., Ltd. (A)	30	1,414
Sumitomo Mitsui Financial Group, Inc. (A)	81	3,317
		17,407
Netherlands – 3.05%		
Heineken N.V. (A)	74	2,733
Koninklijke KPN N.V. (A)	180	2,479
		5,212
Spain – 1.42%		
Telefonica, S.A. (A)	107	2,416
Sweden – 0.53%		
H & M Hennes & Mauritz AB (A)	18	899
Switzerland – 11.15%		
Nestle S.A., Registered Shares (A)	162	6,116
Roche Holdings AG, Genussschein (A)	32	4,302
Syngenta AG (A)	16	3,633
TEMENOS Group AG (A)(C)	145	2,468
Zurich Financial Services, Registered Shares (A)	14	2,512
		19,031
United Kingdom – 19.87%		
BAE Systems plc (A)	570	3,174
Barclays PLC (A)	662	3,084
British American Tobacco p.l.c. (A)	199	5,489
Capita Group Plc (The) (A)	80	942
IG Group Holdings plc (A)(D)	258	1,190
Informa plc (A)	564	2,031
Marks and Spencer Group plc (A)	356	1,790
National Grid plc (A)	285	2,567
Prudential plc (A)	171	1,166
Reckitt Benckiser Group plc (A)	89	4,051
Rio Tinto plc (A)	27	919
Rio Tinto plc, Rights (A)(C)	14	160
Serco Group plc (A)	282	1,961
Vodafone Group Plc (A)	2,138	4,121
Xstrata plc (A)	115	1,249
		33,894
United States – 2.71%		
Monsanto Company	17	1,253
Research In Motion Limited (C)	47	3,367
		4,620
TOTAL COMMON STOCKS AND RIGHTS – 93.92%		**$160,242**
(Cost: $165,469)		

PREFERRED STOCKS – 2.56%	Shares	Value
Germany		
Fresenius AG (A)	65	3,516
Henkel AG & Co. KGaA (A)	27	847
(Cost: $4,856)		**$ 4,363**

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 3.14%		
Pfizer Inc.,		
0.150%, 7–22–09	$2,000	$ 2,000
Total Capital SA,		
0.080%, 7–1–09	3,355	3,355
		5,355
Master Note – 1.89%		
Toyota Motor Credit Corporation,		
0.197%, 7–1–09 (E)	3,229	3,229
TOTAL SHORT-TERM SECURITIES – 5.03%		$ 8,584
(Cost: $8,584)		
TOTAL INVESTMENT SECURITIES – 101.51%		$173,189
(Cost: $178,909)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (1.51%)		(2,582)
NET ASSETS – 100.00%		$170,607

Notes to Schedule of Investments

*Not shown due to rounding.

(A) Listed on an exchange outside the United States.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be illiquid under guidelines established by the Board of Trustees. At June 30, 2009, the total value of these securities amounted to $1,180 or 0.69% of net assets.

(C) No dividends were paid during the preceding 12 months.

(D) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Trustees. At June 30, 2009, the total value of these securities amounted to $10,017 or 5.87% of net assets.

(E) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2009.

The following acronym is used throughout this schedule:
ADR = American Depositary Receipts

Market Sector Diversification	
(as a % of net assets)	
Consumer Staples	17.59%
Industrials	16.34%
Financials	13.95%
Information Technology	11.23%
Energy	8.95%
Telecommunication Services	7.58%
Materials	6.28%
Consumer Discretionary	5.92%
Health Care	4.58%
Utilities	4.06%
Other+	3.52%

+Includes cash and cash equivalents and other assets and liabilities

For Federal income tax purposes, cost of investments owned at June 30, 2009 and the related unrealized appreciation (depreciation) were as follows:

Cost	$179,933
Gross unrealized appreciation	18,817
Gross unrealized depreciation	(25,561)
Net unrealized depreciation	$ (6,744)

See Accompanying Notes to Financial Statements.

Asset Allocation



Stocks 98.72%

Cash and Cash Equivalents 1.28%

Stocks	98.72%
Financials	16.58%
Information Technology	14.97%
Industrials	14.08%
Consumer Staples	12.28%
Consumer Discretionary	9.77%
Telecommunication Services	8.54%
Health Care	8.09%
Energy	7.85%
Materials	3.79%
Utilities	2.77%
Cash and Cash Equivalents	**1.28%**

Country Weightings



Europe 55.37%
Pacific Basin 39.61%
North America 2.38%
Bahamas/Caribbean 1.36%
Cash and Cash Equivalents 1.28%

Europe	55.37%
United Kingdom	18.09%
France	16.06%
Germany	8.98%
Switzerland	8.30%
Other Europe[1]	3.94%
Pacific Basin	**39.61%**
Japan	15.33%
Australia	8.30%
Taiwan	4.67%
China	3.51%
Other Pacific Basin[2]	7.80%
North America[3]	**2.38%**
Bahamas/Caribbean[4]	**1.36%**
Cash and Cash Equivalents	**1.28%**

(1)Includes 1.53% Denmark, 1.30% Italy and 1.11% Netherlands.

(2)Includes 2.36% Hong Kong, 2.72% Singapore and 2.72% South Korea.

(3)Includes 1.20% Canada and 1.18% United States.

(4)Includes 1.36% Cayman Islands.

Top 10 Equity Holdings

Company	Country	Sector	Industry
TOTAL S.A.	France	Energy	Integrated Oil & Gas
Sanofi-Aventis	France	Health Care	Pharmaceuticals
Samsung Electronics Co., Ltd., GDR	South Korea	Information Technology	Semiconductors
BAE Systems plc	United Kingdom	Industrials	Aerospace & Defense
Telstra Corporation Limited	Australia	Telecommunication Services	Integrated Telecommunication Services
Unilever PLC	United Kingdom	Consumer Staples	Packaged Foods & Meats
Roche Holdings AG, Genussschein	Switzerland	Health Care	Pharmaceuticals
Vodafone Group Plc	United Kingdom	Telecommunication Services	Wireless Telecommunication Service
BP p.l.c.	United Kingdom	Energy	Integrated Oil & Gas
Vivendi Universal	France	Consumer Discretionary	Movies & Entertainment

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

International Value (in thousands) JUNE 30, 2009 (UNAUDITED)

COMMON STOCKS	Shares	Value
Australia – 8.30%		
Brambles Limited (A)	1,516	$ 7,280
Foster's Group Limited (A)	1,459	6,055
John Fairfax Holdings Limited (A)	5,465	5,372
National Australia Bank Limited (A)	362	6,542
Telstra Corporation Limited (A)	3,633	9,923
		35,172
Canada – 1.20%		
Shoppers Drug Mart Corporation (A)	118	5,089
Cayman Islands – 1.36%		
Mindray Medical International Limited, ADR	206	5,753
China – 3.51%		
China Telecom Corporation Limited (A)(B)	3,240	1,614
China Telecom Corporation Limited (A)	3,508	1,747
Industrial and Commercial Bank of China Limited, H Shares (A)(C)	7,148	4,981
Shanda Interactive Entertainment Limited, ADR (D)	45	2,369
Shanghai Electric Group Company Limited (A)	9,714	4,161
		14,872
Denmark – 1.53%		
Carlsberg Group (A)	101	6,498
France – 16.06%		
ALSTOM (A)	130	7,655
AXA S.A. (A)	347	6,511
Compagnie Generale des Etablissements Michelin, Class B (A)	121	6,907
Sanofi-Aventis (A)(C)	26	1,545
Sanofi-Aventis (A)	197	11,597
Societe Generale (A)	101	5,518
Technip-Coflexip (A)	134	6,576
TOTAL S.A. (A)	233	12,597
Vivendi Universal (A)	384	9,167
		68,073
Germany – 7.71%		
Bayer Aktiengesellschaft (A)	92	4,916
Beiersdorf Aktiengesellschaft (A)	112	5,252
Deutsche Boerse AG (A)	69	5,340
RWE Aktiengesellschaft (A)	78	6,182
SAP Aktiengesellschaft (A)	152	6,090
Symrise AG (A)	334	4,923
		32,703
Hong Kong – 2.36%		
CNOOC Limited (A)	3,813	4,728
Hutchison Whampoa Limited, Ordinary Shares (A)	807	5,275
		10,003
Italy – 1.30%		
Banca Intesa S.p.A. (A)	1,718	5,532
Japan – 15.33%		
Astellas Pharma Inc. (A)	162	5,765
East Japan Railway Company (A)	80	4,849
Japan Tobacco Inc. (A)	2	5,204
JTEKT Corporation (A)	566	5,767

COMMON STOCKS (Continued)	Shares	Value
Japan (Continued)		
Kabushiki Kaisha Mitsubishi Tokyo Financial Group (A)	575	$ 3,568
KONAMI CORPORATION (A)	255	4,892
Mitsubishi Electric Corporation (A)	1,220	7,738
Nintendo Co., Ltd. (A)	28	7,712
Nissin Kogyo Co., Ltd. (A)	693	8,860
Sumitomo Mitsui Financial Group, Inc. (A)	146	5,936
Trend Micro Incorporated (A)	146	4,683
		64,974
Netherlands – 1.11%		
Koninklijke KPN N.V. (A)	342	4,702
Singapore – 2.72%		
DBS Group Holdings Ltd (A)	791	6,445
Singapore Telecommunications Limited (A)	2,447	5,068
		11,513
South Korea – 2.72%		
Samsung Electronics Co., Ltd., GDR (B)	50	11,545
Switzerland – 8.30%		
Nestle S.A., Registered Shares (A)	234	8,831
Roche Holdings AG, Genussschein (A)	71	9,598
Swiss Reinsurance Company, Registered Shares (A)	165	5,444
Syngenta AG (A)	27	6,222
TEMENOS Group AG (A)(D)	299	5,097
		35,192
Taiwan – 4.67%		
Chunghwa Telecom Co., Ltd., ADR	188	3,724
Compal Electronics, Inc. (A)(D)	2,284	1,855
Lite-On Technology Corporation (A)	1,850	1,607
Lite-On Technology Corporation, GDR (A)	545	4,731
Taiwan Semiconductor Manufacturing Company Ltd. (A)	4,725	7,878
		19,795
United Kingdom – 18.09%		
BAE Systems plc (A)	2,012	11,205
Barclays PLC (A)	801	3,728
Barclays PLC (A)(C)	1,101	5,127
BP p.l.c. (A)	1,190	9,353
Home Retail Group plc (A)	1,288	5,509
Informa plc (A)	1,551	5,589
International Power plc (A)	1,430	5,601
Prudential plc (A)	829	5,638
Serco Group plc (A)	835	5,798
Unilever PLC (A)	417	9,780
Vodafone Group Plc (A)	4,878	9,405
		76,733
United States – 1.18%		
Research In Motion Limited (D)	71	5,013
TOTAL COMMON STOCKS – 97.45%		**$413,162**
(Cost: $419,894)		

PREFERRED STOCKS – 1.27%		
Germany		
Henkel AG & Co. KGaA (A)	173	**$ 5,380**
(Cost: $5,259)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 0.94%		
Kitty Hawk Funding Corp.,		
0.280%, 7–17–09	$4,000	$ 3,999
Master Note – 0.26%		
Toyota Motor Credit Corporation,		
0.197%, 7–1–09 (E)	1,094	1,094
United States Government Agency Obligations – 0.63%		
Federal National Mortgage Association,		
0.090%, 7–22–09	2,684	2,684
TOTAL SHORT-TERM SECURITIES – 1.83%		$ 7,777
(Cost: $7,777)		
TOTAL INVESTMENT SECURITIES – 100.55%		$426,319
(Cost: $432,930)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.55%)		(2,351)
NET ASSETS – 100.00%		$423,968

Notes to Schedule of Investments

(A) Listed on an exchange outside the United States.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be illiquid under guidelines established by the Board of Trustees. At June 30, 2009, the total value of these securities amounted to $13,159 or 3.10% of net assets.

(C) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Trustees. At June 30, 2009, the total value of these securities amounted to $11,653 or 2.75% of net assets.

(D) No dividends were paid during the preceding 12 months.

(E) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2009.

The following acronyms are used throughout this schedule:
ADR = American Depositary Receipts
GDR = Global Depositary Receipts

Notes to Schedule of Investments (Continued)

Market Sector Diversification

(as a % of net assets)	
Financials	16.58%
Information Technology	14.97%
Industrials	14.08%
Consumer Staples	12.28%
Consumer Discretionary	9.77%
Telecommunication Services	8.54%
Health Care	8.09%
Energy	7.85%
Materials	3.79%
Utilities	2.77%
Other+	1.28%

+Includes cash and cash equivalents and other assets and liabilities

For Federal income tax purposes, cost of investments owned at June 30, 2009 and the related unrealized appreciation (depreciation) were as follows:

Cost	$433,715
Gross unrealized appreciation	21,908
Gross unrealized depreciation	(29,304)
Net unrealized depreciation	$ (7,396)

See Accompanying Notes to Financial Statements.

Micro Cap Growth

ALL DATA IS AS OF JUNE 30, 2009 (UNAUDITED)

Asset Allocation



Stocks 99.52%

Cash and Cash Equivalents 0.48%

Stocks	99.52%
Health Care	32.27%
Information Technology	31.16%
Consumer Discretionary	19.29%
Industrials	8.05%
Energy	5.90%
Materials	1.09%
Telecommunication Services	0.89%
Financials	0.87%
Cash and Cash Equivalents	**0.48%**

Top 10 Equity Holdings

Company	Sector
CommVault Systems, Inc.	Information Technology
Grand Canyon Education, Inc.	Consumer Discretionary
Phase Forward Incorporated	Health Care
Auxilium Pharmaceuticals, Inc.	Health Care
Westport Innovations Inc.	Consumer Discretionary
NATCO Group Inc., Class A	Energy
Allos Therapeutics, Inc.	Health Care
True Religion Apparel, Inc.	Consumer Discretionary
Ultimate Software Group, Inc. (The)	Information Technology
NetLogic Microsystems, Inc.	Information Technology

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

Micro Cap Growth *(in thousands)* JUNE 30, 2009 (UNAUDITED)

COMMON STOCKS	Shares	Value
Advertising – 1.29%		
MDC Partners Inc., Class A (A)	75	$ 414
Alternative Carriers – 0.89%		
Aruba Networks, Inc. (A)	33	287
Apparel Retail – 1.62%		
Citi Trends Inc. (A)	20	523
Apparel, Accessories & Luxury Goods – 2.94%		
True Religion Apparel, Inc. (A)	30	657
Volcom, Inc. (A)	23	288
		945
Application Software – 6.43%		
Blackbaud, Inc.	27	418
Lawson Software, Inc. (A)	60	333
NetScout Systems, Inc. (A)	49	455
OPNET Technologies, Inc.	6	52
SolarWinds, Inc. (A)	10	170
Ultimate Software Group, Inc. (The) (A)	27	643
		2,071
Auto Parts & Equipment – 3.41%		
Amerigon Incorporated (A)	58	353
Westport Innovations Inc. (A)	92	748
		1,101
Biotechnology – 5.92%		
Allos Therapeutics, Inc. (A)	80	668
Dyax Corp. (A)	68	146
Idenix Pharmaceuticals, Inc. (A)	55	202
InterMune, Inc. (A)	38	579
Pharmasset, Inc. (A)	28	309
		1,904
Broadcasting – 0.64%		
Global Traffic Network, Inc. (A)	55	207
Cable & Satellite – 1.00%		
RRSat Global Communications Network Ltd.	26	323
Communications Equipment – 3.31%		
Blue Coat Systems, Inc. (A)	19	316
Cogo Group, Inc. (A)	44	260
Neutral Tandem, Inc. (A)	17	490
		1,066
Computer Hardware – 0.47%		
3PAR Inc. (A)	12	150
Computer Storage & Peripherals – 2.18%		
Compellent Technologies, Inc. (A)	28	424
Netezza Corporation (A)	34	279
		703
Construction & Engineering – 2.39%		
MYR Group Inc. (A)	13	257
Orion Marine Group, Inc. (A)	27	513
		770

COMMON STOCKS (Continued)	Shares	Value
Construction & Farm Machinery & Heavy Trucks – 0.75%		
Titan Machinery Inc. (A)	19	$ 240
Distributors – 1.21%		
DXP Enterprises, Inc. (A)	34	389
Education Services – 2.65%		
Grand Canyon Education, Inc. (A)	51	852
Electrical Components & Equipment – 1.85%		
Powell Industries, Inc. (A)	7	274
Ultralife Corporation (A)	45	323
		597
Electronic Manufacturing Services – 0.66%		
Maxwell Technologies, Inc. (A)	15	212
Health Care Equipment – 8.45%		
ABIOMED, Inc. (A)	40	348
Greatbatch, Inc. (A)	10	235
Micrus Endovascular Corporation (A)	25	223
NuVasive, Inc. (A)	11	473
Quidel Corporation (A)	40	578
Somanetics Corporation (A)	25	408
Spectranetics Corporation (The) (A)	92	451
		2,716
Health Care Services – 4.53%		
American CareSource Holdings, Inc. (A)	34	126
CardioNet, Inc. (A)	15	246
Genoptix, Inc. (A)	18	589
Health Grades, Inc. (A)	127	497
		1,458
Health Care Supplies – 0.98%		
Rochester Medical Corporation (A)	23	314
Health Care Technology – 2.54%		
Phase Forward Incorporated (A)	54	819
Industrial Machinery – 0.55%		
Duoyuan Global Water Inc. ADR (A)	7	177
Internet Software & Services – 3.89%		
comScore, Inc. (A)	19	248
Constant Contact, Inc. (A)	22	442
Omniture, Inc. (A)	45	561
		1,251
Investment Banking & Brokerage – 0.87%		
RiskMetrics Group, Inc. (A)	16	281
Life Sciences Tools & Services – 2.27%		
Bruker Corporation (A)	45	419
eResearch Technology, Inc. (A)	50	313
		732
Managed Health Care – 0.97%		
Molina Healthcare, Inc. (A)	13	311

COMMON STOCKS (Continued)	Shares	Value
Movies & Entertainment – 1.84%		
Rentrak Corporation (A)	36	$ 591
Oil & Gas Equipment & Services – 5.33%		
ENGlobal Corporation (A).	67	331
NATCO Group Inc., Class A (A)	22	714
Natural Gas Services Group, Inc. (A).	23	303
T–3 Energy Services, Inc. (A).	31	366
		1,714
Oil & Gas Exploration & Production – 0.57%		
Brigham Exploration Company (A)	53	185
Pharmaceuticals – 6.61%		
Auxilium Pharmaceuticals, Inc. (A)	25	784
Biodel Inc. (A).	34	173
Obagi Medical Products, Inc. (A)	45	328
Questcor Pharmaceuticals, Inc. (A).	120	599
SuperGen, Inc. (A)	122	245
		2,129
Research & Consulting Services – 0.53%		
Hill International, Inc. (A)	39	169
Restaurants – 2.69%		
BJ's Restaurants, Inc. (A)	18	310
McCormick & Schmick's Seafood		
Restaurants, Inc. (A).	26	195
Red Robin Gourmet Burgers, Inc. (A)	14	270
Ruth's Hospitality Group, Inc. (A)	24	90
		865
Semiconductors – 8.25%		
Cavium Networks, Inc. (A)	18	303
Diodes Incorporated (A)	25	385
Mellanox Technologies, Ltd. (A)	23	277
Microtune, Inc. (A)	116	271
Monolithic Power Systems, Inc. (A)	21	467
NetLogic Microsystems, Inc. (A)	17	626
Pericom Semiconductor Corporation (A)	39	328
		2,657
Specialty Chemicals – 1.09%		
Chemspec International Limited, ADR (A).	32	269
Flotek Industries, Inc. (A)	40	82
		351
Systems Software – 5.97%		
CommVault Systems, Inc. (A)	57	936
DemandTec, Inc. (A)	39	341
Phoenix Technologies Ltd. (A)	39	107
PROS Holdings, Inc. (A)	27	221
TeleCommunication Systems, Inc. (A).	45	316
		1,921
Trucking – 1.98%		
Celadon Group, Inc. (A)	36	298
Marten Transport, Ltd. (A)	16	340
		638
TOTAL COMMON STOCKS – 99.52%		**$32,033**
(Cost: $37,153)		

SHORT-TERM SECURITIES – 0.35%	Principal	Value
Master Note		
Toyota Motor Credit Corporation,		
0.197%, 7–1–09 (B)	$113	$ 113
(Cost: $113)		

TOTAL INVESTMENT SECURITIES – 99.87%		**$32,146**
(Cost: $37,266)		

CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.13%		42

NET ASSETS – 100.00%		**$32,188**

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2009.

The following acronym is used throughout this schedule:
ADR = American Depositary Receipts

For Federal income tax purposes, cost of investments owned at June 30, 2009 and the related unrealized appreciation (depreciation) were as follows:

Cost	$37,272
Gross unrealized appreciation	5,344
Gross unrealized depreciation	(10,470)
Net unrealized depreciation	$ (5,126)

See Accompanying Notes to Financial Statements.

Asset Allocation



Stocks 89.14%

Bonds 0.16%

Cash and Cash Equivalents 10.53%

Options 0.17%

Stocks	**89.14%**
Consumer Discretionary	19.42%
Information Technology	16.96%
Health Care	13.11%
Industrials	11.68%
Financials	10.65%
Consumer Staples	6.75%
Energy	6.04%
Materials	2.74%
Utilities	1.79%
Options	**0.17%**
Bonds	**0.16%**
Corporate Debt Securities	0.16%
Cash and Cash Equivalents	**10.53%**

Top 10 Equity Holdings

Company	Sector
Microchip Technology Incorporated	Information Technology
Henry Schein, Inc.	Health Care
Noble Energy, Inc.	Energy
Paychex, Inc.	Information Technology
Global Payments Inc.	Information Technology
Solera Holdings, Inc.	Information Technology
TD Ameritrade Holding Corporation	Financials
Hospira, Inc.	Health Care
Allergan, Inc.	Health Care
Hershey Foods Corporation	Consumer Staples

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

Mid Cap Growth *(in thousands)* JUNE 30, 2009 (UNAUDITED)

COMMON STOCKS	Shares	Value
Air Freight & Logistics – 3.88%		
C.H. Robinson Worldwide, Inc.	25	$ 1,322
Expeditors International of Washington, Inc.	37	1,238
		2,560
Apparel Retail – 3.23%		
J. Crew Group, Inc. (A)	44	1,196
Urban Outfitters, Inc. (A)	45	942
		2,138
Application Software – 2.38%		
Solera Holdings, Inc. (A)	62	1,577
Auto Parts & Equipment – 0.56%		
BorgWarner Inc.	11	374
Automotive Retail – 1.31%		
Penske Automotive Group, Inc.	52	869
Brewers – 0.97%		
Molson Coors Brewing Company, Class B	15	643
Catalog Retail – 1.60%		
Coldwater Creek Inc. (A)	175	1,061
Computer Storage & Peripherals – 1.58%		
NetApp, Inc. (A)	53	1,043
Consumer Finance – 1.44%		
Discover Financial Services	93	950
Data Processing & Outsourced Services – 4.89%		
Global Payments Inc.	43	1,594
Paychex, Inc.	65	1,645
		3,239
Department Stores – 3.38%		
Kohl's Corporation (A)	22	940
Macy's Inc.	34	405
Nordstrom, Inc.	31	611
Saks Incorporated (A)	62	275
		2,231
Distillers & Vintners – 1.66%		
Brown-Forman Corporation, Class B	26	1,097
Electrical Components & Equipment – 1.94%		
Cooper Industries, Ltd., Class A	21	641
Hubbell Incorporated, Class B	20	645
		1,286
Food Retail – 1.89%		
Whole Foods Market, Inc.	66	1,249
Gas Utilities – 1.79%		
Equitable Resources, Inc.	34	1,183
Health Care Distributors – 2.68%		
Henry Schein, Inc. (A)	37	1,777

COMMON STOCKS (Continued)	Shares	Value
Health Care Equipment – 5.98%		
C. R. Bard, Inc.	8	$ 625
Hologic, Inc. (A)	102	1,453
Hospira, Inc. (A)	40	1,542
Wright Medical Group, Inc. (A)	20	329
		3,949
Health Care Supplies – 2.21%		
DENTSPLY International Inc.	48	1,466
Homefurnishing Retail – 0.98%		
Bed Bath & Beyond Inc. (A)	21	647
Hotels, Resorts & Cruise Lines – 1.24%		
Royal Caribbean Cruises Ltd.	49	661
Starwood Hotels & Resorts Worldwide, Inc.	7	163
		824
Industrial Machinery – 2.91%		
Donaldson Company, Inc.	18	622
IDEX Corporation	53	1,303
		1,925
Internet Software & Services – 1.12%		
DealerTrack Holdings, Inc. (A)	44	743
Investment Banking & Brokerage – 3.33%		
Lazard Group LLC	24	642
TD Ameritrade Holding Corporation (A)	89	1,567
		2,209
Oil & Gas Equipment & Services – 3.43%		
Dresser-Rand Group Inc. (A)	26	668
National Oilwell Varco, Inc. (A)	29	962
Smith International, Inc.	25	641
		2,271
Oil & Gas Exploration & Production – 2.61%		
Noble Energy, Inc.	29	1,728
Packaged Foods & Meats – 2.23%		
Hershey Foods Corporation	41	1,482
Paper Packaging – 2.74%		
Packaging Corporation of America	44	711
Sealed Air Corporation	22	404
Sonoco Products Company	29	698
		1,813
Pharmaceuticals – 2.24%		
Allergan, Inc.	31	1,484
Publishing – 1.94%		
Meredith Corporation	50	1,284
Regional Banks – 3.08%		
BOK Financial Corporation	9	330
Prosperity Bancshares, Inc.	11	334
Signature Bank (A)	44	1,201
Zions Bancorporation	15	175
		2,040
Reinsurance – 0.51%		
RenaissanceRe Holdings Ltd.	7	335

COMMON STOCKS (Continued)	Shares	Value
Research & Consulting Services – 1.01%		
Dun & Bradstreet Corporation (The)	8	$ 670
Restaurants – 3.14%		
Chipotle Mexican Grill, Inc., Class A (A)	11	876
P.F. Chang's China Bistro, Inc. (A)	37	1,201
		2,077
Semiconductors – 6.99%		
Broadcom Corporation, Class A (A).	55	1,364
Linear Technology Corporation	29	679
Microchip Technology Incorporated	84	1,892
NVIDIA Corporation (A)	61	692
		4,627
Specialized Finance – 1.81%		
CME Group Inc.	4	1,195
Specialty Stores – 2.03%		
PetSmart, Inc.	63	1,344
Thrifts & Mortgage Finance – 0.48%		
People's United Financial, Inc.	21	320
Trading Companies & Distributors – 1.95%		
Fastenal Company	39	1,294
TOTAL COMMON STOCKS – 89.14%		**$59,004**
(Cost: $65,142)		

CALL OPTIONS – 0.17%	Number of Contracts	
Market Vectors Agribusiness ETF,		
Sep $37.00, Expires 9–21–09	—*	20
S&P Metals & Mining Select Index,		
Sep $100.00, Expires 9–21–09	1	95
(Cost: $180)		$ 115

CORPORATE DEBT SECURITIES – 0.16%	Principal	Value
Health Care Equipment		
Wright Medical Group, Inc., Convertible,		
2.625%, 12–1–14	$140	$ 106
(Cost: $107)		
SHORT-TERM SECURITIES		
Commercial Paper – 4.08%		
Heinz (H.J.) Finance Co. (Heinz (H.J.) Co.):		
0.600%, 7–14–09	1,200	1,200
0.500%, 7–15–09	1,500	1,499
		2,699
Master Note – 4.04%		
Toyota Motor Credit Corporation,		
0.197%, 7–1–09 (B)	2,675	2,675
United States Government Agency		
Obligations – 2.68%		
Federal Home Loan Mortgage Corporation,		
0.020%, 7–1–09	1,776	1,776
TOTAL SHORT-TERM SECURITIES – 10.80%		**$ 7,150**
(Cost: $7,150)		
TOTAL INVESTMENT SECURITIES – 100.27%		**$66,375**
(Cost: $72,579)		
LIABILITIES, NET OF CASH AND		
OTHER ASSETS – (0.27%)		(180)
NET ASSETS – 100.00%		**$66,195**

Notes to Schedule of Investments

The following written options were outstanding at June 30, 2009:

Underlying Security	Contracts Subject to Put	Expiration Month	Exercise Price	Premium Received	Market Value
Market Vectors Agribusiness ETF	—*	September 2009	$32.00	$20	$(20)
S&P Metals & Mining Select Index	1	September 2009	1,650.00	142	(119)
				$162	$(139)

*Not shown due to rounding.

(A) No dividends were paid during the preceding 12 months.

(B) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2009.

For Federal income tax purposes, cost of investments owned at June 30, 2009 and the related unrealized appreciation (depreciation) were as follows:

Cost	$72,675
Gross unrealized appreciation	2,139
Gross unrealized depreciation	(8,439)
Net unrealized depreciation	$ (6,300)

See Accompanying Notes to Financial Statements.

Money Market *(in thousands)* JUNE 30, 2009 (UNAUDITED)

CORPORATE OBLIGATIONS	Principal	Value
Commercial Paper		
Baxter International Inc.:		
0.280%, 7–8–09	$5,000	$ 5,000
0.300%, 7–9–09	3,000	3,000
Corporacion Andina de Fomento:		
0.750%, 9–1–09	5,000	4,993
0.750%, 9–3–09	2,500	2,497
0.730%, 9–9–09	1,100	1,098
1.400%, 2–12–10	2,200	2,181
IBM International Group Capital LLC (International Business Machines Corporation):		
1.394%, 7–29–09 (A)	5,000	4,998
0.881%, 8–26–09 (A)	1,500	1,500
Kitty Hawk Funding Corp.,		
0.260%, 7–27–09	1,200	1,200
Praxair Inc.,		
0.170%, 7–2–09	6,266	6,266
SBC Communications Inc. (AT&T Inc.),		
4.125%, 9–15–09	1,800	1,798
Straight-A Funding, LLC (Federal Financing Bank):		
0.330%, 8–17–09	1,700	1,699
0.390%, 8–24–09	2,000	1,999
Unilever Capital Corporation,		
0.321%, 7–10–09 (A)	350	350
Verizon Communications Inc.:		
0.340%, 7–8–09	7,600	7,599
0.360%, 7–20–09	2,500	2,500
Total Commercial Paper – 22.18%		**48,678**
Commercial Paper (backed by irrevocable bank letter of credit)		
River Fuel Funding Company #3, Inc. (Bank of New York (The)),		
0.580%, 7–31–09	2,000	1,999
River Fuel Trust #1 (Bank of New York (The)):		
0.280%, 7–2–09	1,000	1,000
0.280%, 7–15–09	2,000	2,000
Total Commercial Paper (backed by irrevocable bank letter of credit) – 2.28%		**4,999**
Master Note – 2.42%		
Toyota Motor Credit Corporation,		
0.197%, 7–1–09 (A)	5,314	**5,314**
Notes		
3M Company,		
7.139%, 12–14–09 (C)	7,500	7,646
American Honda Finance Corp.:		
1.404%, 7–29–09 (A)(C)	6,000	5,927
1.416%, 8–5–09 (A)	1,000	987
1.306%, 8–10–09 (A)	500	497
1.496%, 8–14–09 (A)	2,500	2,500
0.835%, 8–20–09 (A)	500	496
Bank of America Corporation (Federal Deposit Insurance Corporation),		
0.659%, 9–14–09 (A)(B)	9,850	9,850
Bank of America, N.A.,		
1.538%, 8–12–09 (A)	4,000	3,961

CORPORATE OBLIGATIONS (Continued)	Principal	Value
Notes (Continued)		
Bear Stearns Companies Inc. (The) (JPMorgan Chase & Co.),		
0.974%, 8–18–09 (A)	$2,375	$ 2,372
BellSouth Corporation (AT&T Inc.),		
4.950%, 4–26–10 (A)	8,300	8,464
BP Capital Markets p.l.c.,		
0.768%, 9–11–09 (A)	1,400	1,400
Caterpillar Financial Services Corporation:		
1.199%, 7–9–09 (A)	2,500	2,474
1.202%, 7–27–09 (A)	2,300	2,301
Caterpillar Inc.,		
7.250%, 9–15–09	2,600	2,627
Citibank, N.A. (Federal Deposit Insurance Corporation),		
0.648%, 9–30–09 (A)(B)	5,000	5,000
Citigroup Funding Inc. (Federal Deposit Insurance Corporation),		
1.139%, 7–30–09 (A)(B)	2,400	2,400
Countrywide Home Loans, Inc. (Bank of America Corporation):		
5.625%, 7–15–09	1,459	1,461
4.125%, 9–15–09	5,120	5,126
Electronic Data Systems Corporation (Hewlett-Packard Company),		
7.125%, 10–15–09	8,800	8,930
GTE California Incorporated (Verizon Communications Inc.),		
6.700%, 9–1–09	525	529
Honeywell International Inc.,		
1.142%, 7–27–09 (A)	1,000	999
International Business Machines Corporation:		
0.320%, 7–6–09 (A)	750	750
0.348%, 7–8–09 (A)	1,250	1,250
John Deere Capital Corporation:		
1.412%, 7–16–09 (A)	1,000	990
1.111%, 8–26–09 (A)	1,000	997
0.708%, 9–1–09 (A)	3,700	3,679
JPMorgan Chase & Co.:		
1.601%, 7–22–09 (A)	1,420	1,410
1.176%, 8–19–09 (A)	250	249
0.843%, 8–21–09 (A)	800	798
0.687%, 9–25–09 (A)	1,100	1,097
7.625%, 12–7–09	3,000	3,058
PACCAR Financial Corp.,		
0.649%, 9–21–09 (A)	2,500	2,496
Praxair Inc.,		
0.751%, 8–26–09 (A)	1,600	1,600
Procter & Gamble Company (The),		
0.996%, 8–7–09 (A)	1,000	1,000
Procter & Gamble International Funding S.C.A. (Procter & Gamble Company (The)):		
1.176%, 7–6–09 (A)	850	850
5.300%, 7–6–09 (C)	550	550
1.224%, 8–8–09 (A)	500	500
1.046%, 8–19–09 (A)	4,300	4,298
Roche Holdings, Inc.,		
1.661%, 8–25–09 (A)	6,600	6,606
Target Corporation,		
1.111%, 8–7–09 (A)	2,450	2,449
Toyota Motor Credit Corporation:		
1.650%, 9–3–09 (A)	2,500	2,500
1.663%, 9–18–09 (A)	2,000	2,000

CORPORATE OBLIGATIONS (Continued)	Principal	Value
Notes (Continued)		
Wal-Mart Stores, Inc.,		
6.875%, 8–10–09	$3,395	$ 3,413
Wells Fargo & Company:		
0.782%, 9–23–09 (A)	1,800	1,794
4.200%, 1–15–10	2,000	2,021
Total Notes – 55.74%		**122,302**
Notes (backed by irrevocable bank letter of credit)		
Conestoga Wood Specialties Corporation, Variable/Fixed Rate Taxable Demand Revenue Bonds, Series 2000 (Wachovia Bank, N.A.),		
0.600%, 7–1–09 (A)	1,725	1,725
The Academy of the New Church, Taxable Variable Rate Demand Bonds, Series 2008 (Wachovia Bank, N.A.),		
0.450%, 7–1–09 (A)	2,000	2,000
Trap Rock Industries, Inc., Taxable Variable Demand Bonds, Series 2005 (Wachovia Bank, National Association),		
0.450%, 7–1–09 (A)	1,545	1,545
Total Notes (backed by irrevocable bank letter of credit) – 2.40%		**5,270**
TOTAL CORPORATE OBLIGATIONS – 85.02%		**$186,563**
(Cost: $186,563)		
MUNICIPAL OBLIGATIONS – TAXABLE		
California – 5.38%		
California Pollution Control Financing Authority, Environmental Improvement Revenue Bonds (Atlantic Richfield Company Project), Series 1997 (BP p.l.c.),		
0.650%, 9–4–09	9,800	9,800
City of Los Angeles, Wastewater System Subordinate Revenue Bonds, Variable Rate Refunding, Series 2008-G (Bank of America, N.A.),		
0.190%, 7–1–09 (A)	2,000	2,000
		11,800
Colorado – 0.30%		
Exempla General Improvement District, City of Lafayette, Colorado, Special Improvement District No. 02–01, Special Assessment Revenue Refunding and Improvement Bonds, Series 2002 (Wells Fargo Bank, N.A.),		
0.300%, 7–1–09 (A)	655	655
Georgia – 0.22%		
Development Authority of Talbot County, Incremental Taxable Industrial Development Revenue Bonds (Junction City Mining Company, LLC Project), Series 2000 (Wachovia Bank, N.A.),		
0.550%, 7–1–09 (A)	475	475

MUNICIPAL OBLIGATIONS – TAXABLE (Continued)	Principal	Value
Illinois – 1.15%		
State of Illinois, General Obligation Certificates of May, 2009,		
4.000%, 4–26–10	$2,500	$ 2,549
Maryland – 0.46%		
Maryland Health and Higher Educational Facilities Authority, Revenue Bonds, Anne Arundel Health Systems Issue, Series 2009A (Wachovia Bank, N.A.),		
0.450%, 7–1–09 (A)	1,000	1,000
Mississippi – 2.25%		
Mississippi Business Finance Corporation, Adjustable Mode Industrial Development Revenue Bonds (Belk, Inc. Project), Series 2005 (Wachovia Bank, N.A.),		
0.450%, 7–1–09 (A)	4,936	4,936
Missouri – 0.64%		
City of Kansas City, Missouri, Variable Rate Demand Taxable Special Obligation Refunding Bonds (President Hotel Redevelopment Project), Series 2009B (JPMorgan Chase & Co.),		
0.700%, 7–1–09 (A)	1,400	1,400
TOTAL MUNICIPAL OBLIGATIONS – TAXABLE – 10.40%		**$ 22,815**
(Cost: $22,815)		
UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS		
United States Government Agency Obligations		
Overseas Private Investment Corporation:		
0.250%, 9–15–09 (A)	2,000	2,000
0.250%, 8–17–09 (A)	1,256	1,256
0.250%, 9–15–09 (A)	1,000	1,000
0.250%, 11–16–09 (A)	1,400	1,400
Totem Ocean Trailer Express, Inc. (United States Government Guaranteed Ship Financing Obligations),		
0.879%, 10–15–09 (A)	2,305	2,305
TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS – 3.63%		**$ 7,961**
(Cost: $7,961)		
TOTAL INVESTMENT SECURITIES – 99.05%		**$217,339**
(Cost: $217,339)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.95%		**2,097**
NET ASSETS – 100.00%		**$219,436**

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2009.

(B) Security is fully guaranteed by the Federal Deposit Insurance Corporation for both interest and principal under the Debt Guarantee Program of the Temporary Liquidity Guarantee Program.

(C) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Trustees. At June 30, 2009, the total value of these securities amounted to $14,123 or 6.44% of net assets.

For Federal income tax purposes, cost of investments owned at June 30, 2009 and the related unrealized appreciation (depreciation) were as follows:

Cost	$ 217,339
Gross unrealized appreciation	—
Gross unrealized depreciation	—
Net unrealized appreciation	$ —

See Accompanying Notes to Financial Statements.

Mortgage Securities

Asset Allocation



Bonds 89.35%

Cash and Cash Equivalents 10.65%

Bonds	89.35%
United States Government and Government Agency Obligations	71.28%
Corporate Debt Securities	18.07%
Cash and Cash Equivalents	**10.65%**

Bond Portfolio Characteristics

Average maturity	4.6 years
Effective duration	2.7 years
Weighted average bond rating	AAA

Quality Weightings



Investment Grade 87.55%

Non-Investment Grade 1.80%

Cash and Cash Equivalents 10.65%

Investment Grade	87.55%
AAA	77.11%
AA	2.68%
A	4.06%
BBB	3.70%
Non-Investment Grade	**1.80%**
BB	1.64%
B	0.05%
Below B	0.11%
Cash and Cash Equivalents	**10.65%**

Ratings reflected in the wheel are taken from the following sources in order of preference: Standard & Poor's, Moody's or management's internal ratings, where no other ratings are available.

Mortgage Securities *(in thousands)*

CORPORATE DEBT SECURITIES	Principal	Value
Car Loan – 0.47%		
Capital Auto Receivables Asset Trust 2007–2,		
8.300%, 2–18–14 (A)	$ 80	$ 57
Ford Credit Auto Owner Trust 2006-B,		
7.120%, 2–15–13 (B)	65	46
Ford Credit Auto Owner Trust 2007-A,		
7.050%, 12–15–13 (B)	30	18
		121
Consumer Finance – 0.88%		
Green Tree Financial Corporation:		
7.650%, 4–15–19	96	83
9.000%, 6–15–25	110	108
7.950%, 8–15–25 (C)	36	35
		226
Other Mortgage-Backed Securities – 16.72%		
ABFS Mortgage Loan Trust 2001–2,		
6.990%, 12–25–31 (C)	163	67
ABFS Mortgage Loan Trust 2002–4,		
7.423%, 12–15–33 (C)	108	24
ABN AMRO Mortgage Corporation, Series 2003–2,		
5.330%, 3–25–18 (C)	78	48
Banc of America Alternative Loan Trust 2004–11,		
6.000%, 12–25–34	232	145
Banc of America Alternative Loan Trust 2005–10,		
5.666%, 11–25–35 (C)	116	7
Banc of America Alternative Loan Trust 2005–12,		
5.803%, 1–25–36 (C)	163	18
Banc of America Alternative Loan Trust 2005–6,		
6.000%, 7–25–35	281	153
Banc of America Alternative Loan Trust 2005–8:		
5.571%, 9–25–35 (C)	200	30
5.571%, 9–25–35 (C)	41	2
Banc of America Alternative Loan Trust 2006–4:		
6.220%, 5–25–46 (C)	62	11
6.220%, 5–25–46 (C)	81	5
Banc of America Commercial Mortgage Inc., Commercial Mortgage Pass-Through Certificates, Series 2002–2,		
6.200%, 7–11–43 (A)	140	57
Banc of America Commercial Mortgage Inc., Commercial Mortgage Pass-Through Certificates, Series 2004–6,		
5.104%, 12–10–42 (A)(C)	100	41
Banc of America Funding 2004–2 Trust,		
6.500%, 7–20–32	134	103
Banc of America Funding Corporation,		
5.002%, 9–20–34 (C)	76	45
Banc of America Mortgage 2007–1 Trust,		
6.000%, 3–25–37	213	31
Banc of America Mortgage Trust 2004–3,		
4.875%, 4–25–19	71	42
Banc of America Structured Securities Trust 2002-X1 F,		
6.274%, 10–11–33 (B)	250	204
BankAmerica Manufactured Housing Contract Trust,		
7.015%, 1–10–28	38	37
Bear Stearns Commercial Mortgage Securities Inc., Series 2000-WF1 Trust Fund,		
6.500%, 2–15–32	150	109
Bear Stearns Commercial Mortgage Securities Trust 2002-TOP6,		
7.354%, 10–15–36 (A)(C)	170	101

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Other Mortgage-Backed Securities (Continued)		
Capital One Auto Finance Trust 2005-B-SS,		
4.480%, 12–15–10	$ 64	$ 64
C-Bass 2005-CB3 Trust,		
5.109%, 5–25–35 (C)	129	123
C-Bass 2005-CB7 Trust,		
5.147%, 11–25–35 (C)	4	4
C-Bass 2006-CB2 Trust,		
5.860%, 12–25–36	285	72
C-Bass 2006-MH1 Trust,		
5.970%, 10–25–36 (A)(C)	138	120
Centex Home Equity Loan Trust 2005-C,		
5.048%, 6–25–35 (C)	210	168
Chase Commercial Mortgage Securities Corp., Commercial Mortgage Pass-Through Certificates, Series 1999–2,		
7.198%, 1–15–32	81	81
CHEQ Home Equity Loan Trust, Series 2006-S2,		
0.424%, 7–25–27 (C)	9	9
Citigroup Mortgage Loan Trust Inc., Mortgage Pass-Through Certificates, Series 2004–2,		
6.500%, 8–25–18 (A)	5	5
CitiMortgage Alternative Loan Trust, Series 2007-A7,		
6.237%, 7–25–37 (C)	54	—*
CountryPlace Manufactured Housing Contract Trust 2005–1,		
4.800%, 12–15–35 (B)(C)	245	160
CWHEQ Home Equity Loan Trust, Series 2006-S3,		
6.518%, 1–25–29 (C)	207	44
Flagstar Home Equity Loan Trust 2007–1,		
5.997%, 1–25–35 (A)(C)	125	21
Global Mortgage Securitization 2005-A Ltd. and Global Mortgage Securitization 2005-A LLC:		
5.250%, 4–25–32	76	44
5.402%, 4–25–32 (C)	110	38
Global Mortgage Securitization Ltd. and Global Mortgage Securitization, LLC,		
5.250%, 11–25–32 (B)	144	97
Home Equity Loan Trust 2003-HS2,		
5.090%, 7–25–33 (C)	6	5
Hometown Commercial Capital, LLC Hometown Commercial Mortgage Pass-Through Notes 2006–1,		
5.506%, 11–11–38 (B)	183	82
J.P. Morgan Alternative Loan Trust 2006-A6,		
5.950%, 11–25–36 (C)	250	115
J.P. Morgan Chase Commercial Mortgage Securities Corp.,		
6.221%, 10–12–37 (A)	200	127
J.P. Morgan Mortgage Acquisition Trust 2006-CW2,		
6.337%, 8–25–36 (C)	270	76
J.P. Morgan Mortgage Trust 2005-S2,		
5.673%, 9–25–35 (C)	185	34
J.P. Morgan Mortgage Trust 2006-A2,		
5.098%, 11–25–33 (C)	62	34
J.P. Morgan Mortgage Trust 2006-A6,		
6.041%, 10–25–36 (C)	225	135
J.P. Morgan Mortgage Trust 2006-S3,		
6.187%, 8–25–36	377	21
J.P. Morgan Mortgage Trust 2007-A1,		
4.822%, 7–25–35 (C)	294	23

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Other Mortgage-Backed Securities (Continued)		
LB-UBS Commercial Mortgage Trust 2003-C3,		
4.846%, 2–15–37 (A)(C)	$ 100	$ 41
Lehman ABS Manufactured Housing Contract Trust 2001-B,		
3.010%, 3–15–10	96	58
Lehman XS Trust, Series 2005–8,		
5.690%, 12–25–35	306	189
Mid-State Capital Corporation 2004–1 Trust,		
6.005%, 8–15–37	111	83
NationsLink Funding Corporation, Commercial Mortgage Pass-Through Certificates, Series 1998–2,		
5.000%, 8–20–30 (A)	50	42
Nomura Asset Securities Corporation, Commercial Mortgage Pass-Through Certificates, Series 1998-D6,		
6.000%, 3–15–30 (A)	200	162
Origen Manufactured Housing Contract Trust 2004-A,		
5.700%, 1–15–35	100	74
Origen Manufactured Housing Contract Trust 2004-B,		
4.750%, 8–15–21	100	91
Origen Manufactured Housing Contract Trust 2005-B:		
5.605%, 5–15–22	35	30
5.910%, 1–15–37	100	71
PHH Alternative Mortgage Trust, Series 2007–1, Class II-B–2,		
6.000%, 2–25–37	97	8
RALI Series 2003-QS11 Trust,		
5.750%, 6–25–33	198	122
RAMP Series 2005-RS1 Trust,		
5.145%, 1–25–35 (C)	212	28
RASC Series 2003-KS10 Trust,		
6.410%, 12–25–33	24	9
RESI Finance Limited Partnership 2003-C and RESI Finance DE Corporation 2003-C,		
1.723%, 9–10–35 (B)(C)	114	49
RFMSI Series 2004-S5 Trust,		
4.500%, 5–25–19	72	54
Structured Adjustable Rate Mortgage Loan Trust, Series 2005–21,		
5.400%, 11–25–35 (C)	144	19
Structured Asset Securities Corporation:		
6.290%, 11–25–32 (C)	23	9
5.250%, 8–25–33	128	77
5.630%, 5–25–34 (C)	63	25
6.000%, 6–25–34 (C)	184	66
Wells Fargo Alternative Loan 2007-PA3 Trust:		
6.086%, 7–25–37 (C)	152	9
6.086%, 7–25–37 (C)	119	4
		4,302
TOTAL CORPORATE DEBT SECURITIES – 18.07%		**$ 4,649**

(Cost: $9,874)

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
Agency Obligations – 0.82%		
Federal National Mortgage Association,		
3.875%, 7–12–13 (D)	$200	$ 211
Mortgage-Backed Obligations – 68.43%		
Federal Home Loan Mortgage Corporation Fixed Rate Participation Certificates:		
5.000%, 5–1–18	205	215
5.500%, 6–1–19	117	123
6.000%, 9–1–22	462	490
5.300%, 1–15–33	228	236
6.000%, 10–1–33	420	444
5.000%, 7–1–34	440	447
6.000%, 7–1–34	960	1,003
5.500%, 2–1–35	152	157
5.500%, 2–1–35	77	80
5.500%, 7–1–35	640	661
5.000%, 8–1–35	296	302
5.000%, 11–1–35	464	474
6.500%, 7–1–36	419	446
7.000%, 12–1–37	61	65
4.500%, 7–1–39 TBA	95	94
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
5.500%, 3–1–18	119	125
5.000%, 10–1–18	106	111
5.500%, 9–1–19	70	74
4.500%, 7–1–20 TBA	500	510
7.000%, 11–1–32	86	94
5.500%, 5–1–33	734	757
6.000%, 6–1–33	312	329
6.000%, 12–1–33	212	225
5.500%, 1–1–34	117	122
5.500%, 1–1–34	116	121
5.000%, 2–1–34	272	278
5.500%, 2–1–34	285	295
5.500%, 2–1–34	260	270
5.000%, 3–1–34	506	517
6.000%, 4–1–34	135	142
5.000%, 7–1–34	285	290
6.000%, 7–1–34	515	538
6.500%, 8–1–34	185	197
5.500%, 9–1–34	68	71
6.500%, 9–1–34	47	51
5.500%, 11–1–34	189	196
6.000%, 11–1–34	67	70
6.500%, 11–1–34	138	148
6.500%, 11–1–34	94	100
6.000%, 12–1–34	327	344
5.500%, 2–1–35	410	427
6.500%, 3–1–35	90	97
6.000%, 4–1–35	406	428
6.000%, 6–1–35	321	337
5.000%, 7–1–35	64	66
5.500%, 7–1–35	141	146
5.500%, 8–1–35	82	85
5.500%, 10–1–35	427	445
5.500%, 10–1–35	122	127
6.000%, 10–1–35	524	549

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
Federal National Mortgage Association Fixed Rate Pass-Through Certificates: (Continued)		
6.000%, 1–1–36	$ 810	$ 850
6.500%, 2–1–36	74	79
6.500%, 6–1–36	126	135
6.500%, 8–1–37	267	285
6.000%, 9–1–37	130	136
6.500%, 9–1–37	237	252
5.500%, 5–1–38	891	921
6.000%, 7–1–38	158	165
Government National Mortgage Association Agency REMIC/CMO (Interest Only), (E)		
0.914%, 6–17–45 (C)	1,340	49
Government National Mortgage Association Fixed Rate Pass-Through Certificates:		
6.250%, 7–15–24	81	87
5.500%, 12–15–34	267	276
5.500%, 7–1–35	195	201
5.500%, 7–15–38	138	142
5.500%, 10–15–38	102	106
		17,603
Non-Agency REMIC/CMO – 2.03%		
Government National Mortgage Association Non-Agency REMIC/CMO,		
5.008%, 12–16–25 (C)	500	523
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 71.28%		**$18,337**

(Cost: $17,922)

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 20.87%		
Burlington Northern Santa Fe Corp.,		
0.540%, 7–2–09	$1,300	$ 1,300
Colgate-Palmolive Company,		
0.150%, 7–10–09	891	891
Heinz (H.J.) Finance Co. (Heinz (H.J.) Co.),		
0.500%, 7–15–09	1,500	1,500
Kraft Foods Inc.,		
0.350%, 7–16–09	1,680	1,679
		5,370
Master Note – 5.91%		
Toyota Motor Credit Corporation,		
0.197%, 7–1–09 (C)	1,520	1,520
United States Government Agency Obligations – 2.92%		
Federal Home Loan Mortgage Corporation,		
0.020%, 7–1–09	750	750
TOTAL SHORT-TERM SECURITIES – 29.70%		**$ 7,640**

(Cost: $7,640)

TOTAL INVESTMENT SECURITIES – 119.05%		**$30,626**

(Cost: $35,436)

LIABILITIES, NET OF CASH AND OTHER ASSETS – (19.05%)		(4,901)
NET ASSETS – 100.00%		**$25,725**

Notes to Schedule of Investments

*Not shown due to rounding.

(A) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Trustees. At June 30, 2009, the total value of these securities amounted to $774 or 3.01% of net assets.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be illiquid under guidelines established by the Board of Trustees. At June 30, 2009, the total value of these securities amounted to $656 or 2.55% of net assets.

(C) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2009.

(D) Security serves as collateral for the following open futures contracts at June 30, 2009:

Description	Type	Expiration Date	Number of Contracts	Market Value	Unrealized Depreciation
U.S. 30 Year Treasury Bond	Short	9–21–09	—*	$(1,302)	$(5)

(E) Amount shown in principal column represents notional amount for computation of interest.

The following acronyms are used throughout this schedule:
CMO = Collateralized Mortgage Obligation
REMIC = Real Estate Mortgage Investment Conduit
TBA = To Be Announced

For Federal income tax purposes, cost of investments owned at June 30, 2009 and the related unrealized appreciation (depreciation) were as follows:

Cost	$35,439
Gross unrealized appreciation	431
Gross unrealized depreciation	(5,244)
Net unrealized depreciation	$ (4,813)

See Accompanying Notes to Financial Statements.

Asset Allocation



Stocks 95.14%

Cash and Cash Equivalents 4.86%

Stocks	**95.14%**
Financials	94.91%
Telecommunication Services	0.23%
Cash and Cash Equivalents	**4.86%**

Top 10 Equity Holdings

Company	Sector	Industry
Simon Property Group, Inc.	Financials	Retail REITs
Public Storage, Inc.	Financials	Specialized REITs
Vornado Realty Trust	Financials	Diversified REITs
Boston Properties, Inc.	Financials	Office REITs
Health Care Property Investors, Inc.	Financials	Specialized REITs
Equity Residential	Financials	Residential REITs
Ventas, Inc.	Financials	Specialized REITs
Digital Realty Trust, Inc.	Financials	Office REITs
Health Care REIT, Inc.	Financials	Specialized REITs
AvalonBay Communities, Inc.	Financials	Residential REITs

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

Real Estate Securities (in thousands) JUNE 30, 2009 (UNAUDITED)

COMMON STOCKS	Shares	Value
Diversified Real Estate Activities – 0.25%		
Jones Lang LaSalle Incorporated	2	$ 62
Diversified REITs – 10.08%		
Colonial Properties Trust	9	63
Liberty Property Trust	15	350
PS Business Parks, Inc.	5	223
Vornado Realty Trust	30	1,358
Washington Real Estate Investment Trust	22	488
		2,482
Industrial REITs – 5.20%		
AMB Property Corporation	15	282
DCT Industrial Trust Inc.	65	265
EastGroup Properties, Inc.	10	337
ProLogis	49	397
		1,281
Office REITs – 18.84%		
Alexandria Real Estate Equities, Inc.	5	193
BioMed Realty Trust, Inc.	24	249
Boston Properties, Inc.	25	1,184
Brandywine Realty Trust	21	155
Corporate Office Properties Trust	17	502
Cousins Properties Incorporated	12	105
Digital Realty Trust, Inc.	23	817
Douglas Emmett, Inc.	43	387
Duke Realty Corporation	15	134
Highwoods Properties, Inc.	17	380
Kilroy Realty Corporation	9	193
Mack-Cali Realty Corporation	11	255
SL Green Realty Corp.	4	85
		4,639
Real Estate Management & Development – 0.24%		
CB Richard Ellis Group, Inc., Class A (A)	6	59
Residential REITs – 16.92%		
American Campus Communities, Inc.	11	253
AvalonBay Communities, Inc.	12	675
BRE Properties, Inc., Class A	16	378
Camden Property Trust	10	287
Equity Lifestyle Properties, Inc.	4	145
Equity Residential	45	1,004
Essex Property Trust, Inc.	10	641
Home Properties, Inc.	9	297
Mid-America Apartment Communities, Inc.	10	371
UDR, Inc.	11	116
		4,167
Retail REITs – 20.78%		
Acadia Realty Trust	27	349
CBL & Associates Properties, Inc.	41	223
Federal Realty Investment Trust	12	592
Kimco Realty Corporation	28	282
Macerich Company (The)	7	119
National Retail Properties, Inc.	17	288
Regency Centers Corporation	17	604
Saul Centers, Inc.	5	151
Simon Property Group, Inc.	40	2,053
Tanger Factory Outlet Centers, Inc.	8	263
Taubman Centers, Inc.	7	193
		5,117

COMMON STOCKS (Continued)	Shares	Value
Specialized REITs – 22.47%		
DiamondRock Hospitality Company	14	$ 86
Entertainment Properties Trust	4	89
Health Care Property Investors, Inc.	54	1,153
Health Care REIT, Inc.	21	716
Host Hotels & Resorts, Inc.	76	639
LaSalle Hotel Properties	5	62
Nationwide Health Properties, Inc.	19	489
Public Storage, Inc.	21	1,387
Ventas, Inc.	31	911
		5,532
Wireless Telecommunication Service – 0.23%		
American Tower Corporation, Class A (A)	2	57
TOTAL COMMON STOCKS – 95.01%		**$23,396**
(Cost: $35,194)		

INVESTMENT FUNDS – 0.13%		
Sector Fund-Real Estate		
ProShares UltraShort Real Estate	2	**$ 31**
(Cost: $32)		

SHORT-TERM SECURITIES – 3.98%	Principal	
Master Note		
Toyota Motor Credit Corporation, 0.197%, 7–1–09 (B)	$979	**$ 979**
(Cost: $979)		

TOTAL INVESTMENT SECURITIES – 99.12%	**$24,406**
(Cost: $36,205)	
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.88%	**218**
NET ASSETS – 100.00%	**$24,624**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2009.

The following acronym is used throughout this schedule:
REIT = Real Estate Investment Trust

For Federal income tax purposes, cost of investments owned at June 30, 2009 and the related unrealized appreciation (depreciation) were as follows:

Cost	$ 36,781
Gross unrealized appreciation	180
Gross unrealized depreciation	(12,555)
Net unrealized depreciation	$ (12,375)

See Accompanying Notes to Financial Statements.

Asset Allocation



Stocks 82.55%

Bonds 3.82%

Cash and Cash Equivalents 13.63%

Stocks	**82.55%**
Information Technology	44.61%
Health Care	11.77%
Consumer Staples	7.44%
Industrials	5.84%
Energy	4.60%
Telecommunication Services	3.93%
Materials	3.04%
Financials	0.82%
Consumer Discretionary	0.50%
Bonds	**3.82%**
Corporate Debt Securities	3.82%
Cash and Cash Equivalents	**13.63%**

Top 10 Equity Holdings

Company	Sector	Industry
ESCO Technologies Inc.	Industrials	Industrial Machinery
Noble Energy, Inc.	Energy	Oil & Gas Exploration & Production
Research In Motion Limited	Information Technology	Communications Equipment
Cree, Inc.	Information Technology	Semiconductors
Aspen Technology, Inc.	Information Technology	Application Software
Bunge Limited	Consumer Staples	Agricultural Products
Archer Daniels Midland Company	Consumer Staples	Agricultural Products
Alliance Data Systems Corporation	Information Technology	Data Processing & Outsourced Services
Genzyme Corporation	Health Care	Biotechnology
Microsoft Corporation	Information Technology	Systems Software

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

Science and Technology (in thousands) JUNE 30, 2009 (UNAUDITED)

COMMON STOCKS	Shares	Value
Agricultural Products – 7.44%		
Archer Daniels Midland Company	343	$ 9,179
Bunge Limited	164	9,906
		19,085
Application Software – 9.46%		
ACI Worldwide, Inc. (A)	515	7,184
Aspen Technology, Inc. (A)	1,164	9,928
Lawson Software, Inc. (A)	1,286	7,173
		24,285
Biotechnology – 8.28%		
Amgen Inc. (A)	124	6,580
Genzyme Corporation (A)	135	7,539
Isis Pharmaceuticals, Inc. (A)	155	2,562
Vertex Pharmaceuticals Incorporated (A)	129	4,587
		21,268
Communications Equipment – 4.91%		
CommScope, Inc. (A)	67	1,754
Research In Motion Limited (A)	153	10,835
		12,589
Data Processing & Outsourced Services – 9.03%		
Alliance Data Systems Corporation (A)	203	8,357
Euronet Worldwide, Inc. (A)	341	6,607
Fidelity National Information Services, Inc.	185	3,693
Lender Processing Services, Inc.	163	4,527
		23,184
Diversified Chemicals – 2.49%		
E.I. du Pont de Nemours and Company	128	3,277
FMC Corporation	66	3,117
		6,394
Electrical Components & Equipment – 0.99%		
POWER-ONE, INC. (A)	860	1,281
Ultralife Corporation (A)	177	1,269
		2,550
Electronic Equipment & Instruments – 2.09%		
IPG Photonics Corporation (A)	85	927
Itron, Inc. (A)	81	4,444
		5,371
Fertilizers & Agricultural Chemicals – 0.55%		
Sociedad Quimica y Minera de Chile S.A., ADR	39	1,408
General Merchandise Stores – 0.50%		
Conn's, Inc. (A)	104	1,295
Health Care Distributors – 0.22%		
Animal Health International, Inc. (A)	359	556
Health Care Equipment – 0.47%		
STERIS Corporation	47	1,218
Health Care Facilities – 1.73%		
HealthSouth Corporation (A)	307	4,434

COMMON STOCKS (Continued)	Shares	Value
Health Care Supplies – 0.18%		
TranS1 Inc. (A)	75	$ 466
Health Care Technology – 0.75%		
Eclipsys Corporation (A)	108	1,922
Home Entertainment Software – 2.10%		
Nintendo Co., Ltd. (B)	20	5,390
Industrial Machinery – 4.85%		
ESCO Technologies Inc. (A)	247	11,084
Pentair, Inc.	52	1,342
		12,426
Integrated Telecommunication Services – 2.98%		
AT&T Inc.	176	4,369
CenturyTel, Inc.	106	3,266
		7,635
Internet Software & Services – 0.95%		
SAVVIS, Inc. (A)	214	2,449
IT Consulting & Other Services – 2.71%		
Telvent GIT, S.A.	321	6,955
Life & Health Insurance – 0.82%		
Amil Participacoes S.A. (B)	436	2,099
Managed Health Care – 0.14%		
AMERIGROUP Corporation (A)	13	349
Oil & Gas Equipment & Services – 0.29%		
ION Geophysical Corporation (A)	285	732
Oil & Gas Exploration & Production – 4.31%		
Noble Energy, Inc.	188	11,063
Semiconductors – 10.48%		
Cree, Inc. (A)	351	10,302
Micron Technology, Inc. (A)	508	2,568
Microsemi Corporation (A)	77	1,065
PMC-Sierra, Inc. (A)	710	5,651
Samsung Electronics Co., Ltd. (B)	16	7,296
		26,882
Systems Software – 2.88%		
Microsoft Corporation	310	7,378
Wireless Telecommunication Service – 0.95%		
Sprint Nextel Corporation (A)	508	2,442
TOTAL COMMON STOCKS – 82.55%		**$211,825**
(Cost: $234,093)		

CORPORATE DEBT SECURITIES	Principal	Value
Data Processing & Outsourced Services – 1.21%		
Alliance Data Systems Corporation, Convertible, 4.750%, 5–15–14	$3,000	$ 3,094
Technology – 2.61%		
Advanced Micro Devices, Inc., Convertible, 5.750%, 8–15–12	7,000	4,305
Eastman Kodak Company, Convertible, 3.375%, 10–15–33	3,000	2,415
		6,720
TOTAL CORPORATE DEBT SECURITIES – 3.82%		$ 9,814
(Cost: $9,908)		

SHORT-TERM SECURITIES		
Commercial Paper – 9.73%		
Burlington Northern Santa Fe Corp., 0.450%, 7–2–09	5,000	5,000
Colgate-Palmolive Company, 0.150%, 7–10–09	4,227	4,227
Johnson & Johnson, 0.100%, 7–13–09	2,000	2,000
Kraft Foods Inc., 0.300%, 7–9–09	6,000	5,999
Straight-A Funding, LLC (Federal Financing Bank), 0.270%, 7–24–09	5,000	4,999
Total Capital SA, 0.080%, 7–1–09	2,737	2,737
		24,962
United States Government Agency Obligations – 1.95%		
Federal National Mortgage Association, 0.090%, 7–22–09	5,000	5,000
TOTAL SHORT-TERM SECURITIES – 11.68%		$ 29,962
(Cost: $29,962)		
TOTAL INVESTMENT SECURITIES – 98.05%		$251,601
(Cost: $273,963)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.95%		5,004
NET ASSETS – 100.00%		$256,605

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Listed on an exchange outside the United States.

The following acronym is used throughout this schedule:
ADR = American Depositary Receipts

For Federal income tax purposes, cost of investments owned at June 30, 2009 and the related unrealized appreciation (depreciation) were as follows:

Cost	$ 275,186
Gross unrealized appreciation	24,141
Gross unrealized depreciation	(47,726)
Net unrealized depreciation	$ (23,585)

See Accompanying Notes to Financial Statements.

Asset Allocation



Stocks 89.59%

Cash and Cash Equivalents 10.41%

Stocks	89.59%
Information Technology	32.55%
Health Care	19.58%
Consumer Discretionary	16.91%
Industrials	5.28%
Consumer Staples	5.24%
Financials	4.25%
Energy	3.63%
Telecommunication Services	1.51%
Materials	0.64%
Cash and Cash Equivalents	**10.41%**

Top 10 Equity Holdings

Company	Sector
Constant Contact, Inc.	Information Technology
Scientific Games Corporation, Class A	Consumer Discretionary
MICROS Systems, Inc.	Information Technology
Riverbed Technology, Inc.	Information Technology
CommVault Systems, Inc.	Information Technology
LKQ Corporation	Consumer Discretionary
Capella Education Company	Consumer Discretionary
NuVasive, Inc.	Health Care
DTS, Inc.	Information Technology
Vocus, Inc.	Information Technology

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

Small Cap Growth *(in thousands)*

COMMON STOCKS	Shares	Value
Application Software – 6.78%		
Blackbaud, Inc.	413	$ 6,420
Blackboard Inc. (A)	198	5,717
Epiq Systems, Inc. (A)	201	3,088
FactSet Research Systems, Inc.	125	6,255
		21,480
Auto Parts & Equipment – 3.27%		
LKQ Corporation (A)	630	10,362
Automotive Retail – 0.98%		
Monro Muffler Brake, Inc.	121	3,103
Broadcasting – 2.10%		
DG FastChannel, Inc. (A)	363	6,650
Casinos & Gaming – 4.06%		
Scientific Games Corporation, Class A (A)	816	12,871
Communications Equipment – 4.54%		
Neutral Tandem, Inc. (A)	92	2,716
Riverbed Technology, Inc. (A)	503	11,667
		14,383
Construction & Engineering – 1.38%		
Chicago Bridge & Iron Company N.V., NY Shares	353	4,373
Construction & Farm Machinery & Heavy Trucks – 2.39%		
Bucyrus International, Inc., Class A	265	7,580
Consumer Finance – 1.06%		
EZCORP, Inc., Class A (A)	311	3,350
Diversified Metals & Mining – 0.64%		
Thompson Creek Metals Company Inc. (A)	197	2,018
Education Services – 5.54%		
American Public Education, Inc. (A)	185	7,336
Capella Education Company (A)	170	10,186
		17,522
Electronic Components – 2.76%		
DTS, Inc. (A)	323	8,743
Health Care Distributors – 2.12%		
PSS World Medical, Inc. (A)	363	6,712
Health Care Equipment – 7.07%		
ABIOMED, Inc. (A)	530	4,677
Masimo Corporation (A)	89	2,146
NuVasive, Inc. (A)	224	9,977
Volcano Corporation (A)	402	5,623
		22,423
Health Care Services – 4.97%		
athenahealth, Inc. (A)	161	5,959
Healthways, Inc. (A)	262	3,521
HMS Holdings Corp. (A)	153	6,246
		15,726

COMMON STOCKS (Continued)	Shares	Value
Health Care Technology – 3.76%		
Allscripts Healthcare Solutions, Inc.	310	$ 4,912
Omnicell, Inc. (A)	257	2,758
Phase Forward Incorporated (A)	281	4,242
		11,912
Hotels, Resorts & Cruise Lines – 0.96%		
Gaylord Entertainment Company (A)	239	3,033
Integrated Telecommunication Services – 1.51%		
NTELOS Holdings Corp.	260	4,783
Internet Software & Services – 11.02%		
Bankrate, Inc. (A)	167	4,213
Constant Contact, Inc. (A)	768	15,240
LogMeIn, Inc. (A)	25	400
VistaPrint Limited (A)	165	7,032
Vocus, Inc. (A)	405	8,009
		34,894
Investment Banking & Brokerage – 1.34%		
Greenhill & Co., Inc.	18	1,300
RiskMetrics Group, Inc. (A)	166	2,931
		4,231
Life Sciences Tools & Services – 1.66%		
Illumina, Inc. (A)	135	5,265
Oil & Gas Equipment & Services – 1.12%		
TESCO Corporation (A)	447	3,547
Oil & Gas Exploration & Production – 2.51%		
Bill Barrett Corporation (A)	289	7,938
Packaged Foods & Meats – 3.13%		
Ralcorp Holdings, Inc. (A)	72	4,368
Smart Balance, Inc. (A)	811	5,524
		9,892
Personal Products – 2.11%		
Alberto-Culver Company	263	6,686
Railroads – 1.51%		
Kansas City Southern (A)	296	4,772
Specialized Finance – 1.85%		
Financial Federal Corporation	286	5,882
Systems Software – 7.45%		
CommVault Systems, Inc. (A)	695	11,523
MICROS Systems, Inc. (A)	477	12,075
		23,598
TOTAL COMMON STOCKS – 89.59%		**$283,729**
(Cost: $306,364)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 10.10%		
Baxter International Inc.,		
0.280%, 7–8–09	$5,000	$ 5,000
Clorox Co.,		
0.435%, 7–20–09	1,366	1,366
General Mills, Inc.:		
0.400%, 7–9–09	3,000	3,000
0.450%, 7–10–09	3,000	3,000
Heinz (H.J.) Finance Co. (Heinz (H.J.) Co.),		
0.500%, 7–15–09	4,000	3,999
Pfizer Inc.,		
0.150%, 7–22–09	2,000	2,000
Total Capital SA,		
0.080%, 7–1–09	8,600	8,599
Unilever Capital Corporation,		
0.160%, 7–9–09	5,000	5,000
		31,964
Master Note – 0.66%		
Toyota Motor Credit Corporation,		
0.197%, 7–1–09 (B)	2,095	2,095
TOTAL SHORT-TERM SECURITIES – 10.76%		$ 34,059
(Cost: $34,059)		
TOTAL INVESTMENT SECURITIES – 100.35%		$317,788
(Cost: $340,423)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.35%)		(1,120)
NET ASSETS – 100.00%		$316,668

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2009.

For Federal income tax purposes, cost of investments owned at June 30, 2009 and the related unrealized appreciation (depreciation) were as follows:

Cost	$342,750
Gross unrealized appreciation	26,605
Gross unrealized depreciation	(51,567)
Net unrealized depreciation	$ (24,962)

See Accompanying Notes to Financial Statements.

Small Cap Value

Asset Allocation



Stocks 92.60%

Cash and Cash Equivalents 7.40%

Stocks	92.60%
Financials	21.85%
Information Technology	20.79%
Consumer Discretionary	17.10%
Industrials	11.28%
Materials	6.71%
Consumer Staples	4.76%
Utilities	4.13%
Health Care	3.55%
Energy	2.43%
Cash and Cash Equivalents	**7.40%**

Top 10 Equity Holdings

Company	Sector
Silgan Holdings Inc.	Materials
Monro Muffler Brake, Inc.	Consumer Discretionary
Regal Entertainment Group	Consumer Discretionary
Southwest Gas Corporation	Utilities
99 Cents Only Stores	Consumer Discretionary
Corrections Corporation of America	Industrials
BJ's Wholesale Club, Inc.	Consumer Staples
American Campus Communities, Inc.	Financials
Ruddick Corporation	Consumer Staples
PMC-Sierra, Inc.	Information Technology

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

Small Cap Value *(in thousands)* JUNE 30, 2009 (UNAUDITED)

COMMON STOCKS	Shares	Value
Apparel Retail – 1.15%		
Finish Line, Inc. (The), Class A	247	$ 1,835
Apparel, Accessories & Luxury Goods – 1.18%		
Warnaco Group, Inc. (The) (A)	58	1,882
Application Software – 1.78%		
Quest Software, Inc. (A)	80	1,117
TIBCO Software Inc. (A)	240	1,719
		2,836
Asset Management & Custody Banks – 0.99%		
Ares Capital Corporation	195	1,573
Auto Parts & Equipment – 0.25%		
Superior Industries International, Inc.	28	395
Automotive Retail – 2.00%		
Monro Muffler Brake, Inc.	124	3,180
Broadcasting – 1.22%		
Liberty Media Corporation, Liberty Capital Series A (A)	143	1,942
Casinos & Gaming – 1.79%		
Ameristar Casinos, Inc.	52	995
Pinnacle Entertainment, Inc. (A)	200	1,855
		2,850
Commercial Printing – 1.69%		
Corrections Corporation of America (A)	158	2,681
Communications Equipment – 1.90%		
Avocent Corporation (A)	119	1,661
Tellabs, Inc. (A)	238	1,366
		3,027
Construction & Engineering – 0.83%		
MasTec, Inc. (A)	113	1,328
Consumer Finance – 1.11%		
First Cash Financial Services, Inc. (A)	101	1,770
Data Processing & Outsourced Services – 0.39%		
Global Cash Access, Inc. (A)	79	625
Diversified Chemicals – 0.95%		
FMC Corporation	32	1,518
Diversified Metals & Mining – 0.97%		
Thompson Creek Metals Company Inc. (A)	151	1,538
Education Services – 2.22%		
Corinthian Colleges, Inc. (A)	72	1,216
Lincoln Educational Services Corporation (A)	110	2,311
		3,527
Electric Utilities – 2.40%		
NV Energy, Inc.	234	2,523
Unitil Corporation	63	1,295
		3,818

COMMON STOCKS (Continued)	Shares	Value
Electronic Manufacturing Services – 1.34%		
Celestica Inc. (A)	313	$ 2,133
Fertilizers & Agricultural Chemicals – 1.04%		
Terra Industries Inc.	69	1,659
Food Retail – 3.08%		
Casey's General Stores, Inc.	88	2,253
Ruddick Corporation	113	2,645
		4,898
Gas Utilities – 1.73%		
Southwest Gas Corporation	124	2,755
General Merchandise Stores – 2.89%		
99 Cents Only Stores (A)	199	2,704
Fred's Inc., Class A	150	1,884
		4,588
Health Care Facilities – 1.13%		
AmSurg Corp. (A)	84	1,794
Homebuilding – 1.71%		
M.D.C. Holdings, Inc.	66	1,981
M/I Homes, Inc.	75	737
		2,718
Human Resource & Employment Services – 1.71%		
Resources Connection, Inc. (A)	71	1,226
Watson Wyatt & Company Holdings, Inc., Class A	40	1,490
		2,716
Hypermarkets & Super Centers – 1.68%		
BJ's Wholesale Club, Inc. (A)	83	2,669
Industrial Machinery – 1.64%		
Chart Industries, Inc. (A)	88	1,609
IDEX Corporation	41	1,002
		2,611
Investment Banking & Brokerage – 4.55%		
KBW, Inc. (A)	88	2,531
Piper Jaffray Companies (A)	57	2,505
Stifel Financial Corp. (A)	46	2,193
		7,229
IT Consulting & Other Services – 0.79%		
Forrester Research, Inc. (A)	51	1,252
Managed Health Care – 2.42%		
AMERIGROUP Corporation (A)	85	2,269
Coventry Health Care, Inc. (A)	85	1,583
		3,852
Metal & Glass Containers – 2.22%		
Silgan Holdings Inc.	72	3,525
Movies & Entertainment – 1.87%		
Regal Entertainment Group	224	2,974

COMMON STOCKS (Continued)	Shares	Value
Oil & Gas Drilling – 0.48%		
Precision Drilling Trust	157	$ 764
Oil & Gas Exploration & Production – 1.95%		
Cabot Oil & Gas Corporation	53	1,615
Comstock Resources, Inc. (A)	45	1,484
		3,099
Regional Banks – 8.85%		
Bank of Marin Bancorp	30	795
East West Bancorp, Inc.	170	1,100
First Horizon National Corporation	124	1,484
Glacier Bancorp, Inc.	105	1,554
Home BancShares, Inc.	32	611
IBERIABANK Corporation	61	2,404
Pacific Continental Corporation	89	1,075
PacWest Bancorp	83	1,088
Sierra Bancorp	53	669
Texas Capital Bancshares, Inc. (A)	123	1,898
Wintrust Financial Corporation	88	1,413
		14,091
Reinsurance – 3.76%		
IPC Holdings, Ltd.	87	2,380
Platinum Underwriters Holdings, Ltd.	59	1,695
RenaissanceRe Holdings Ltd.	41	1,913
		5,988
Residential REITs – 1.68%		
American Campus Communities, Inc.	120	2,666
Restaurants – 0.82%		
Jack in the Box Inc. (A)	58	1,300
Security & Alarm Services – 2.44%		
Brink's Company (The)	48	1,385
GEO Group, Inc. (The) (A)	134	2,495
		3,880
Semiconductor Equipment – 2.00%		
Lam Research Corporation (A)	52	1,357
Verigy Ltd. (A)	150	1,821
		3,178
Semiconductors – 6.81%		
Atmel Corporation (A)	517	1,930
Cirrus Logic, Inc. (A)	296	1,331
Cypress Semiconductor Corporation (A)	182	1,676
NVIDIA Corporation (A)	135	1,519
PMC-Sierra, Inc. (A)	332	2,640
Sigma Designs, Inc. (A)	108	1,726
		10,822
Specialty Chemicals – 1.53%		
Sensient Technologies Corporation	108	2,440
Systems Software – 1.40%		
Sybase, Inc. (A)	71	2,233
Technology Distributors – 4.38%		
Anixter International Inc. (A)	39	1,447
Arrow Electronics, Inc. (A)	73	1,553
Avnet, Inc. (A)	97	2,040
Tech Data Corporation (A)	59	1,923
		6,963

COMMON STOCKS (Continued)	Shares	Value
Thrifts & Mortgage Finance – 0.91%		
First Niagara Financial Group, Inc.	126	$ 1,442
Trucking – 2.97%		
Arkansas Best Corporation	41	1,080
Marten Transport, Ltd. (A)	100	2,084
Werner Enterprises, Inc.	86	1,557
		4,721
TOTAL COMMON STOCKS – 92.60%		**$147,285**
(Cost: $144,172)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper – 6.86%		
McCormick & Co. Inc., 0.250%, 7–1–09	$3,912	3,912
Praxair Inc., 0.210%, 7–27–09	4,000	3,999
Unilever Capital Corporation, 0.160%, 7–9–09	3,000	3,000
		10,911
Master Note – 1.92%		
Toyota Motor Credit Corporation, 0.197%, 7–1–09 (B)	3,051	3,051
TOTAL SHORT-TERM SECURITIES – 8.78%		**$ 13,962**
(Cost: $13,962)		
TOTAL INVESTMENT SECURITIES – 101.38%		**$161,247**
(Cost: $158,134)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (1.38%)		**(2,194)**
NET ASSETS – 100.00%		**$159,053**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2009.

The following acronym is used throughout this schedule:
REIT = Real Estate Investment Trust

For Federal income tax purposes, cost of investments owned at June 30, 2009 and the related unrealized appreciation (depreciation) were as follows:

Cost	$158,172
Gross unrealized appreciation	15,104
Gross unrealized depreciation	(12,029)
Net unrealized appreciation	$ 3,075

See Accompanying Notes to Financial Statements.

Asset Allocation



Stocks 97.55%

Cash and Cash Equivalents 2.45%

Stocks	**97.55%**
Financials	23.62%
Energy	19.13%
Consumer Staples	11.02%
Information Technology	10.54%
Health Care	9.77%
Industrials	7.91%
Consumer Discretionary	6.91%
Telecommunication Services	3.92%
Materials	3.80%
Utilities	0.93%
Cash and Cash Equivalents	**2.45%**

Top 10 Equity Holdings

Company	Sector
Chevron Corporation	Energy
Travelers Companies, Inc. (The)	Financials
Bank of America Corporation	Financials
McKesson Corporation	Health Care
Hewlett-Packard Company	Information Technology
AT&T Inc.	Telecommunication Services
CVS Corporation	Consumer Staples
Molson Coors Brewing Company, Class B	Consumer Staples
Occidental Petroleum Corporation	Energy
ACE Limited	Financials

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

Value (in thousands) JUNE 30, 2009 (UNAUDITED)

COMMON STOCKS	Shares	Value
Aerospace & Defense – 2.11%		
Raytheon Company	110	$ 4,874
Airlines – 0.56%		
Delta Air Lines, Inc. (A)	224	1,296
Brewers – 3.13%		
Molson Coors Brewing Company, Class B	171	7,217
Communications Equipment – 2.67%		
Nokia Corporation, Series A, ADR	423	6,162
Computer Hardware – 5.70%		
Hewlett-Packard Company	240	9,260
International Business Machines Corporation (B)	38	3,915
		13,175
Consumer Finance – 1.59%		
Capital One Financial Corporation (B)	167	3,663
Department Stores – 2.06%		
Macy's Inc.	405	4,760
Diversified Chemicals – 0.99%		
Solutia Inc. (A)	398	2,292
Drug Retail – 3.69%		
CVS Corporation	267	8,512
Health Care Distributors – 6.99%		
AmerisourceBergen Corporation	347	6,161
McKesson Corporation	227	9,975
		16,136
Home Improvement Retail – 3.94%		
Home Depot, Inc. (The)	181	4,275
Lowe's Companies, Inc.	249	4,835
		9,110
Industrial Machinery – 2.36%		
Illinois Tool Works Inc.	146	5,444
Integrated Oil & Gas – 13.47%		
Chevron Corporation	176	11,659
Exxon Mobil Corporation	64	4,454
Marathon Oil Corporation	182	5,472
Occidental Petroleum Corporation	108	7,114
Targa Resources Partners LP	174	2,419
		31,118
Integrated Telecommunication Services – 3.92%		
AT&T Inc.	365	9,059
Investment Banking & Brokerage – 2.13%		
Morgan Stanley	172	4,909
Managed Health Care – 2.02%		
Aetna Inc.	93	2,318
Coventry Health Care, Inc. (A)	76	1,429
UnitedHealth Group Incorporated	37	919
		4,666

COMMON STOCKS (Continued)	Shares	Value
Metal & Glass Containers – 1.92%		
Pactiv Corporation (A)	204	$ 4,431
Mortgage REITs – 2.02%		
Annaly Capital Management, Inc.	308	4,656
Multi-Utilities – 0.93%		
Duke Energy Corporation	147	2,148
Office Electronics – 2.17%		
Xerox Corporation	773	5,012
Oil & Gas Storage & Transportation – 5.66%		
Copano Energy, L.L.C.	134	2,152
Energy Transfer Equity, L.P.	14	348
Enterprise Products Partners L.P.	247	6,167
MarkWest Energy Partners, L.P.	100	1,820
Regency Energy Partners LP	177	2,573
		13,060
Other Diversified Financial Services – 4.82%		
Bank of America Corporation	843	11,132
Pharmaceuticals – 0.76%		
Johnson & Johnson	31	1,749
Property & Casualty Insurance – 7.80%		
ACE Limited	154	6,820
Travelers Companies, Inc. (The)	273	11,188
		18,008
Railroads – 2.88%		
Union Pacific Corporation	128	6,654
Regional Banks – 3.05%		
PNC Financial Services Group, Inc. (The)	138	5,372
Zions Bancorporation	145	1,676
		7,048
Reinsurance – 2.21%		
Everest Re Group, Ltd.	36	2,591
RenaissanceRe Holdings Ltd.	54	2,513
		5,104
Specialty Stores – 0.91%		
Office Depot, Inc. (A)(B)	460	2,096
Tobacco – 4.20%		
Altria Group, Inc.	194	3,183
Lorillard, Inc.	40	2,718
Philip Morris International Inc.	87	3,813
		9,714
TOTAL COMMON STOCKS – 96.66%		**$223,205**
(Cost: $249,514)		

PREFERRED STOCKS – 0.89%		
Diversified Metals & Mining		
Freeport-McMoRan Copper & Gold Inc., 6.75% Cumulative Convertible (A)	26	**$ 2,049**
(Cost: $1,301)		

SHORT-TERM SECURITIES	Principal	Value
Master Note – 0.59%		
Toyota Motor Credit Corporation,		
0.197%, 7–1–09 (C)	$1,372	$ 1,372
United States Government Agency Obligations – 0.82%		
Federal Home Loan Mortgage Corporation,		
0.020%, 7–1–09	1,877	1,877
TOTAL SHORT-TERM SECURITIES – 1.41%		$ 3,249
(Cost: $3,249)		
TOTAL INVESTMENT SECURITIES – 98.96%		$228,503
(Cost: $254,064)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.04%		2,410
NET ASSETS – 100.00%		$230,913

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Securities serve as cover or collateral for the following written options outstanding at June 30, 2009:

Underlying Security	Contracts Subject to Call	Expiration Month	Exercise Price	Premium Received	Market Value
International Business Machines Corporation:	—*	July 2009	$110.00	$36	$(11)
	—*	July 2009	115.00	11	(1)
Office Depot, Inc.	4	July 2009	5.00	123	(76)
				$170	$(88)

*Not shown due to rounding.

Underlying Security	Contracts Subject to Put	Expiration Month	Exercise Price	Premium Received	Market Value
Bank of America Corporation:	1	July 2009	$ 7.00	$10	$(1)
	1	August 2009	7.00	24	(5)
	1	November 2009	7.00	61	(25)
Exxon Mobil Corporation	—*	July 2009	50.00	32	—*
Nokia Corporation, Series A, ADR	1	July 2009	12.00	49	(3)
RenaissanceRe Holdings Ltd.	—*	July 2009	40.00	25	(2)
Zions Bancorporation	1	July 2009	7.50	50	(1)
				$251	$(37)

*Not shown due to rounding.

(C) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2009.

The following acronyms are used throughout this schedule:
ADR = American Depositary Receipts
REIT = Real Estate Investment Trust

For Federal income tax purposes, cost of investments owned at June 30, 2009 and the related unrealized appreciation (depreciation) were as follows:

Cost	$ 257,273
Gross unrealized appreciation	16,045
Gross unrealized depreciation	(44,815)
Net unrealized depreciation	$ (28,770)

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Pathfinder Aggressive	Pathfinder Conservative	Pathfinder Moderate	Pathfinder Moderately Aggressive	Pathfinder Moderately Conservative	Asset Strategy	Balanced
ASSETS							
Investments in unaffiliated securities at market value+	$ 92	$ 121	$ 1,545	$ 553	$ 312	$672,402	$346,281
Investments in affiliated securities at market value+	49,039	31,997	161,245	202,557	68,551	1,122	—
Bullion at market value+	—	—	—	—	—	131,057	—
Investments at Market Value	49,131	32,118	162,790	203,110	68,863	804,581	346,281
Cash	1	1	1	1	1	—	7
Cash denominated in foreign currencies at market value+	—	—	—	—	—	1,073	—
Restricted cash	—	—	—	—	—	2,561	—
Unrealized appreciation on forward foreign currency contracts	—	—	—	—	—	1,090	—
Investment securities sold receivable	—	—	—	—	—	12,327	—
Dividends and interest receivable	—*	1	1	2	1	4,935	1,724
Capital shares sold receivable	406	1	233	282	84	1,992	2
Total Assets	49,538	32,121	163,025	203,395	68,949	828,559	348,014
LIABILITIES							
Investment securities purchased payable	—	22	1,446	454	212	20,223	—
Unrealized depreciation on forward foreign currency contracts	—	—	—	—	—	1,504	—
Capital shares redeemed payable	4	1	49	5	3	367	495
Trustees' fees payable	—*	—*	1	2	1	31	30
Overdraft due to custodian	—	—	—	—	—	104	—
Service fee payable	—	—	—	—	—	5	2
Shareholder servicing payable	—*	—*	—*	—*	—*	2	1
Investment management fee payable	—	—	—	—	—	15	7
Accounting services fee payable	1	2	3	4	2	17	8
Other liabilities	2	1	3	2	1	90	13
Total Liabilities	7	26	1,502	467	219	22,358	556
Total Net Assets	$ 49,531	$32,095	$161,523	$202,928	$68,730	$806,201	$347,458
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$ 58,859	$31,228	$164,205	$212,298	$68,453	$834,910	$322,451
Undistributed net investment income	722	509	2,118	2,743	978	5,013	3,591
Accumulated net realized gain (loss)	699	236	1,083	1,729	397	(93,382)	(9,756)
Net unrealized appreciation (depreciation)	(10,749)	122	(5,883)	(13,842)	(1,098)	59,660	31,172
Total Net Assets	$ 49,531	$32,095	$161,523	$202,928	$68,730	$806,201	$347,458
CAPITAL SHARES OUTSTANDING	12,498	6,969	38,282	48,524	15,432	102,179	46,214
NET ASSET VALUE PER SHARE	$3.9632	$4.6057	$4.2193	$4.1820	$4.4536	$7.8901	$7.5184
+COST							
Investments in unaffiliated securities at cost	$ 92	$ 121	$ 1,545	$ 553	$ 312	$632,000	$315,109
Investments in affiliated securities at cost	59,789	31,875	167,128	216,399	69,649	1,982	—
Bullion at cost	—	—	—	—	—	110,543	—
Cash denominated in foreign currencies at cost	—	—	—	—	—	1,984	—

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Bond	Core Equity	Dividend Opportunities	Energy	Global Natural Resources	Growth	High Income
ASSETS							
Investments in unaffiliated securities at market value+	$368,556	$373,566	$159,753	$25,084	$124,330	$780,927	$185,993
Investments at Market Value	368,556	373,566	159,753	25,084	124,330	780,927	185,993
Cash	—	38	1	1	28	3	651
Cash denominated in foreign currencies at market value+	—	—	—	—	—*	—	—
Unrealized appreciation on forward foreign currency contracts	—	—	—	—	3	—	—
Investment securities sold receivable	171	—	—	—	709	—	448
Dividends and interest receivable	3,883	639	286	30	191	587	3,671
Capital shares sold receivable	433	7	412	15	322	337	42
Variation margin receivable	—	—	—	—	61	—	—
Prepaid and other assets	—*	—	—	—	—	—*	1
Total Assets	373,043	374,250	160,452	25,130	125,644	781,854	190,806
LIABILITIES							
Investment securities purchased payable	3,592	983	—	143	28	—	2,979
Unrealized depreciation on forward foreign currency contracts	—	—	—	—	43	—	—
Capital shares redeemed payable	242	202	43	5	41	436	101
Trustees' fees payable	21	58	4	—*	3	82	13
Overdraft due to custodian	166	—	—	—	—	—	—
Service fee payable	2	2	1	—*	1	5	1
Shareholder servicing payable	1	1	—*	—*	—*	1	—*
Investment management fee payable	5	6	3	—	3	14	3
Accounting services fee payable	10	10	5	1	5	17	6
Other liabilities	33	14	5	2	15	28	16
Total Liabilities	4,072	1,276	61	151	139	583	3,119
Total Net Assets	$368,971	$372,974	$160,391	$24,979	$125,505	$781,271	$187,687
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$370,324	$434,237	$189,268	$34,267	$165,286	$806,794	$244,454
Undistributed (distributions in excess of) net investment income	7,061	2,603	894	81	(218)	2,542	8,149
Accumulated net realized loss	(1,589)	(57,708)	(18,608)	(3,260)	(31,451)	(52,708)	(51,003)
Net unrealized appreciation (depreciation)	(6,825)	(6,158)	(11,163)	(6,109)	(8,112)	24,643	(13,913)
Total Net Assets	$368,971	$372,974	$160,391	$24,979	$125,505	$781,271	$187,687
CAPITAL SHARES OUTSTANDING	69,700	45,560	31,316	5,861	27,504	99,567	67,051
NET ASSET VALUE PER SHARE	$5.2937	$8.1859	$5.1218	$4.2618	$4.5632	$7.8467	$2.7992
+COST							
Investments in unaffiliated securities at cost	$375,382	$379,747	$170,916	$31,193	$132,535	$756,284	$199,907
Cash denominated in foreign currencies at cost	—	—	—	—	—*	—	—

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	International Growth	International Value	Micro Cap Growth	Mid Cap Growth	Money Market	Mortgage Securities	Real Estate Securities
ASSETS							
Investments in unaffiliated securities at market value+	$173,189	$426,319	$32,146	$66,375	$217,339	$30,626	$24,406
Investments at Market Value	173,189	426,319	32,146	66,375	217,339	30,626	24,406
Cash	170	130	—	3	18	1	1
Cash denominated in foreign currencies at market value+	321	8,866	—	—	—	—	—
Investment securities sold receivable	—	96,929	121	16	—	780	101
Dividends and interest receivable	1,175	2,684	—*	40	993	122	111
Capital shares sold receivable	178	243	35	110	1,287	—*	31
Variation margin receivable	—	—	—	—	—	2	—
Prepaid and other assets	—	—	—	—	14	—	—
Total Assets	175,033	535,171	32,302	66,544	219,651	31,531	24,650
LIABILITIES							
Investment securities purchased payable	4,325	110,982	54	186	—	5,733	11
Capital shares redeemed payable	53	104	32	15	177	55	9
Distributions payable	—	—	—	—	18	—	—
Trustees' fees payable	16	21	2	1	8	1	1
Overdraft due to custodian	—	—	21	—	—	—	—
Service fee payable	1	3	—*	—*	—	—*	—*
Shareholder servicing payable	—*	1	—*	—*	1	—*	—*
Investment management fee payable	4	10	1	2	2	—*	1
Accounting services fee payable	5	10	2	3	7	2	1
Written options at market value+	—	—	—	139	—	—	—
Other liabilities	22	72	2	3	2	15	3
Total Liabilities	4,426	111,203	114	349	215	5,806	26
Total Net Assets	$170,607	$423,968	$32,188	$66,195	$219,436	$25,725	$24,624
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$208,479	$535,506	$42,920	$75,373	$219,428	$30,911	$46,060
Undistributed (distributions in excess of) net investment income	2,263	4,916	(181)	20	—	545	615
Accumulated net realized gain (loss)	(34,450)	(109,933)	(5,432)	(3,017)	8	(916)	(10,252)
Net unrealized depreciation	(5,685)	(6,521)	(5,119)	(6,181)	—	(4,815)	(11,799)
Total Net Assets	$170,607	$423,968	$32,188	$66,195	$219,436	$25,725	$24,624
CAPITAL SHARES OUTSTANDING	27,369	34,097	2,430	12,557	219,428	6,014	6,770
NET ASSET VALUE PER SHARE	$ 6.2332	$12.4286	$13.2439	$5.2714	$ 1.0000	$4.2778	$3.6375
+COST							
Investments in unaffiliated securities at cost	$178,909	$432,930	$37,266	$72,579	$217,339	$35,436	$36,205
Cash denominated in foreign currencies at cost	322	8,848	—	—	—	—	—
Written options premiums received at cost	—	—	—	162	—	—	—

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

STATEMENT OF ASSETS AND LIABILITES
Ivy Funds VIP

AS OF JUNE 30, 2009 (UNAUDITED)

(In thousands, except per share amounts)	Science and Technology	Small Cap Growth	Small Cap Value	Value
ASSETS				
Investments in unaffiliated securities at market value+	$251,601	$317,788	$161,247	$228,503
Investments at Market Value	251,601	317,788	161,247	228,503
Cash	126	1	11	14
Cash denominated in foreign currencies at market value+	3,874	—	—	—
Investment securities sold receivable	477	—	562	2,852
Dividends and interest receivable	191	112	33	531
Capital shares sold receivable	526	85	126	108
Prepaid and other assets	—	1	—	—
Total Assets	256,795	317,987	161,979	232,008
LIABILITIES				
Investment securities purchased payable	—	1,144	1,595	810
Capital shares redeemed payable	142	113	1,307	121
Trustees' fees payable	22	34	7	16
Service fee payable	2	2	1	2
Shareholder servicing payable	1	1	1	1
Investment management fee payable	6	7	4	4
Accounting services fee payable	7	8	5	7
Written options at market value+	—	—	—	125
Other liabilities	10	10	6	9
Total Liabilities	190	1,319	2,926	1,095
Total Net Assets	$256,605	$316,668	$159,053	$230,913
NET ASSETS				
Capital paid in (shares authorized – unlimited)	$276,982	$412,152	$204,148	$297,261
Undistributed (distributions in excess of) net investment income	292	(1,195)	136	1,704
Accumulated net realized gain (loss)	2,003	(71,654)	(48,344)	(42,788)
Net unrealized appreciation (depreciation)	(22,672)	(22,635)	3,113	(25,264)
Total Net Assets	$256,605	$316,668	$159,053	$230,913
CAPITAL SHARES OUTSTANDING	20,656	45,257	14,813	55,914
NET ASSET VALUE PER SHARE	$12.4228	$ 6.9971	$10.7368	$ 4.1298
+COST				
Investments in unaffiliated securities at cost	$273,963	$340,423	$158,134	$254,064
Cash denominated in foreign currencies at cost	4,187	—	—	—
Written options premiums received at cost	—	—	—	421

See Accompanying Notes to Financial Statements.

2009 SEMIANNUAL REPORT 89

Ivy Funds VIP

(In thousands)	Pathfinder Aggressive	Pathfinder Conservative	Pathfinder Moderate	Pathfinder Moderately Aggressive	Pathfinder Moderately Conservative	Asset Strategy	Balanced
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ —	$ —	$ —	$ —	$ —	$ 5,953	$ 3,045
Dividends from affiliated securities	748	525	2,159	2,796	1,004	—	—
Foreign dividend withholding tax	—	—	—	—	—	(182)	(13)
Interest and amortization from unaffiliated securities	—*	1	2	2	1	4,220	2,365
Foreign interest withholding tax	—	—	—	—	—	(11)	—
Total Investment Income	748	526	2,161	2,798	1,005	9,980	5,397
EXPENSES							
Investment management fee	—	—	—	—	—	2,504	1,207
Service fee	—	—	—	—	—	894	431
Shareholder servicing	—*	—*	1	1	—*	5	2
Registration fees	1	1	1	1	1	—	—
Custodian fees	2	2	2	2	2	115	8
Trustees' fees	2	1	3	5	2	22	9
Accounting services fee	8	5	16	20	10	88	50
Legal fees	2	1	4	4	2	81	14
Audit fees	6	6	6	6	6	24	12
Other	4	—*	6	8	2	76	41
Total Expenses	25	16	39	47	25	3,809	1,774
Less:							
Expenses in excess of limit	—	—	—	—	—	(36)	—
Total Net Expenses	25	16	39	47	25	3,773	1,774
Net Investment Income	723	510	2,122	2,751	980	6,207	3,623
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	—	—	—	—	—	(28,499)	(9,752)
Investments in affiliated securities	102	68	38	15	43	—	—
Distributions of realized capital gains from affiliated investments	600	170	1,051	1,717	358	—	—
Futures contracts	—	—	—	—	—	(6,792)	—
Written options	—	—	—	—	—	371	—
Forward foreign currency contracts	—	—	—	—	—	3,827	—
Foreign currency exchange transactions	—	—	—	—	—	(1,260)	—
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	—	—	—	—	—	78,189	5,953
Investments in affiliated securities	1,397	744	4,116	6,046	1,464	(89)	—
Futures contracts	—	—	—	—	—	(12)	—
Forward foreign currency contracts	—	—	—	—	—	(5,042)	—
Foreign currency exchange transactions	—	—	—	—	—	916	—
Net Realized and Unrealized Gain (Loss)	2,099	982	5,205	7,778	1,865	41,609	(3,799)
Net Increase (Decrease) in Net Assets Resulting from Operations	$2,822	$1,492	$7,327	$10,529	$2,845	$47,816	$ (176)

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Bond	Core Equity	Dividend Opportunities	Energy	Global Natural Resources	Growth	High Income
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ —	$4,460	$1,707	$ 152	$ 546	$ 6,192	$ 3
Foreign dividend withholding tax	—	(71)	(14)	(3)	(39)	(8)	—
Interest and amortization from unaffiliated securities	8,497	34	41	6	40	61	8,978
Total Investment Income	8,497	4,423	1,734	155	547	6,245	8,981
EXPENSES							
Investment management fee	903	1,258	462	91	462	2,555	520
Service fee	430	449	165	27	116	913	208
Shareholder servicing	2	2	1	—*	1	5	1
Custodian fees	8	8	5	3	70	12	6
Trustees' fees	10	8	4	—*	2	18	4
Accounting services fee	52	58	31	7	24	87	32
Legal fees	14	13	4	1	3	28	6
Audit fees	15	13	12	10	19	13	21
Other	33	44	13	4	10	86	13
Total Expenses	1,467	1,853	697	143	707	3,717	811
Less:							
Expenses in excess of limit	(86)	(90)	—	(71)	—	(109)	(41)
Total Net Expenses	1,381	1,763	697	72	707	3,608	770
Net Investment Income (Loss)	7,116	2,660	1,037	83	(160)	2,637	8,211
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	673	(35,189)	(12,291)	(1,981)	(5,509)	(2,807)	(13,393)
Futures contracts	—	2,751	—	—	(715)	—	—
Forward foreign currency contracts	—	—	—	—	(262)	—	—
Foreign currency exchange transactions	—	12	—	—	(28)	—	—
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	3,190	34,319	14,704	4,626	35,181	52,936	41,658
Futures contracts	—	—	—	—	134	—	—
Forward foreign currency contracts	—	—	—	—	54	—	—
Foreign currency exchange transactions	—	(1)	—	—	9	—	—
Net Realized and Unrealized Gain	3,863	1,892	2,413	2,645	28,864	50,129	28,265
Net Increase in Net Assets Resulting from Operations	$10,979	$4,552	$3,450	$2,728	$28,704	$52,766	$36,476

Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	International Growth	International Value	Micro Cap Growth	Mid Cap Growth	Money Market	Mortgage Securities	Real Estate Securities
INVESTMENT INCOME							
Dividends from unaffiliated securities	$3,504	$ 8,183	$ 15	$ 327	$ —	$ —	$ 739
Foreign dividend withholding tax	(339)	(618)	(1)	—	—	—	—*
Interest and amortization from unaffiliated securities	27	21	3	21	1,822	694	4
Total Investment Income	3,192	7,586	17	348	1,822	694	743
EXPENSES							
Investment management fee	636	1,561	130	225	424	65	104
Service fee	187	459	34	66	—	32	29
Shareholder servicing	1	3	—*	—*	2	—*	—*
Custodian fees	18	56	3	3	6	7	6
Trustees' fees	4	10	1	2	7	1	1
Accounting services fee	32	56	12	17	42	13	8
Legal fees	5	13	2	2	9	3	2
Audit fees	18	19	10	11	8	21	19
Other	20	48	3	6	47	3	4
Total Expenses	921	2,225	195	332	545	145	173
Less:							
Expenses in excess of limit	(23)	—	—	(5)	—	—	—
Total Net Expenses	898	2,225	195	327	545	145	173
Net Investment Income (Loss)	2,294	5,361	(178)	21	1,277	549	570
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	(7,368)	(109,923)	(3,042)	(1,857)	9	(311)	(4,323)
Futures contracts	—	—	—	—	—	61	—
Written options	—	—	—	309	—	—	—
Forward foreign currency contracts	(771)	—	—	—	—	—	—
Foreign currency exchange transactions	(9)	360	—	—	—	—	—
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	14,677[1]	144,924	8,283	10,647	—	381	64
Futures contracts	—	—	—	—	—	127	—
Written options	—	—	—	22	—	—	—
Forward foreign currency contracts	(236)	—	—	—	—	—	—
Foreign currency exchange transactions	17	122	—	—	—	—	—
Net Realized and Unrealized Gain (Loss)	6,310	35,483	5,241	9,121	9	258	(4,259)
Net Increase (Decrease) in Net Assets Resulting from Operations	$8,604	$40,844	$5,063	$9,142	$1,286	$807	$(3,689)

*Not shown due to rounding.

[1] Net of India deferred taxes of $5.

See Accompanying Notes to Financial Statements.

(In thousands)	Science and Technology	Small Cap Growth	Small Cap Value	Value
INVESTMENT INCOME				
Dividends from unaffiliated securities	$ 1,384	$ 420	$ 919	$3,189
Foreign dividend withholding tax	(61)	—	—	(30)
Interest and amortization from unaffiliated securities	330	49	25	20
Total Investment Income	1,653	469	944	3,179
EXPENSES				
Investment management fee	971	1,185	615	746
Service fee	286	349	181	266
Shareholder servicing	1	2	1	1
Custodian fees	10	6	7	8
Trustees' fees	5	6	4	6
Accounting services fee	43	45	32	41
Legal fees	8	10	5	8
Audit fees	16	14	14	12
Other	25	30	17	27
Total Expenses	1,365	1,647	876	1,115
Less:				
Expenses in excess of limit	(23)	(28)	—	(11)
Total Net Expenses	1,342	1,619	876	1,104
Net Investment Income (Loss)	311	(1,150)	68	2,075
REALIZED AND UNREALIZED GAIN (LOSS)				
Net realized gain (loss) on:				
Investments in unaffiliated securities	5,261	(17,122)	(15,194)	(7,505)
Investments in affiliated securities	—	(2,341)	—	—
Written options	(368)	—	388	1,224
Foreign currency exchange transactions	5	—	—	—
Net change in unrealized appreciation (depreciation) on:				
Investments in unaffiliated securities	31,673	59,610	21,352	7,379
Investments in affiliated securities	—	2,304	—	—
Written options	(916)	—	(104)	111
Foreign currency exchange transactions	4	—	—	—
Net Realized and Unrealized Gain	35,659	42,451	6,442	1,209
Net Increase in Net Assets Resulting from Operations	$35,970	$41,301	$6,510	$3,284

See Accompanying Notes to Financial Statements.

(In thousands)	Pathfinder Aggressive		Pathfinder Conservative		Pathfinder Moderate	
	Six months ended 6-30-09 (Unaudited)	Fiscal year ended 12-31-08[1]	Six months ended 6-30-09 (Unaudited)	Fiscal year ended 12-31-08[2]	Six months ended 6-30-09 (Unaudited)	Fiscal year ended 12-31-08[1]
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 723	$ 108	$ 510	$ 16	$ 2,122	$ 188
Net realized gain on investments	702	588	238	44	1,089	630
Net change in unrealized appreciation (depreciation)	1,397	(12,146)	744	(622)	4,116	(9,999)
Net Increase (Decrease) in Net Assets Resulting from Operations	2,822	(11,450)	1,492	(562)	7,327	(9,181)
Distributions to Shareholders From:						
Net investment income	(214)	—	(22)	—	(291)	—
Net realized gains	(487)	—	(40)	—	(537)	—
Total Distributions to Shareholders	(701)	—	(62)	—	(828)	—
Capital Share Transactions	4,512	54,348	18,690	12,537	76,579	87,626
Net Increase in Net Assets	6,633	42,898	20,120	11,975	83,078	78,445
Net Assets, Beginning of Period	42,898	—	11,975	—	78,445	—
Net Assets, End of Period	$49,531	$ 42,898	$32,095	$11,975	$161,523	$78,445
Undistributed net investment income	$ 722	$ 212	$ 509	$ 21	$ 2,118	$ 287

(In thousands)	Pathfinder Moderately Aggressive		Pathfinder Moderately Conservative		Asset Strategy	
	Six months ended 6-30-09 (Unaudited)	Fiscal year ended 12-31-08[1]	Six months ended 6-30-09 (Unaudited)	Fiscal year ended 12-31-08[3]	Six months ended 6-30-09 (Unaudited)	Fiscal year ended 12-31-08
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 2,751	$ 296	$ 980	$ 60	$ 6,207	$ 8,670
Net realized gain (loss) on investments	1,732	1,203	401	180	(32,353)	12,245
Net change in unrealized appreciation (depreciation)	6,046	(19,888)	1,464	(2,562)	73,962	(267,755)
Net Increase (Decrease) in Net Assets Resulting from Operations	10,529	(18,389)	2,845	(2,322)	47,816	(246,840)
Distributions to Shareholders From:						
Net investment income	(541)	—	(79)	—	(2,923)	(3,671)
Net realized gains	(970)	—	(167)	—	(78,981)	(60,338)
Total Distributions to Shareholders	(1,511)	—	(246)	—	(81,904)	(64,009)
Capital Share Transactions	78,204	134,095	33,959	34,494	162,095	76,364
Net Increase (Decrease) in Net Assets	87,222	115,706	36,558	32,172	128,007	(234,485)
Net Assets, Beginning of Period	115,706	—	32,172	—	678,194	912,679
Net Assets, End of Period	$202,928	$115,706	$68,730	$32,172	$806,201	$ 678,194
Undistributed net investment income	$ 2,743	$ 533	$ 978	$ 77	$ 5,013	$ 2,989

(1)For the period from March 4, 2008 (commencement of operations) through December 31, 2008.

(2)For the period from March 13, 2008 (commencement of operations) through December 31, 2008.

(3)For the period from March 12, 2008 (commencement of operations) through December 31, 2008.

See Accompanying Notes to Financial Statements.

STATEMENT OF CHANGES IN NET ASSETS
Ivy Funds VIP

(In thousands)	Balanced Six months ended 6-30-09 (Unaudited)	Balanced Fiscal year ended 12-31-08	Bond Six months ended 6-30-09 (Unaudited)	Bond Fiscal year ended 12-31-08	Core Equity Six months ended 6-30-09 (Unaudited)	Core Equity Fiscal year ended 12-31-08
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 3,623	$ 7,291	$ 7,116	$ 13,698	$ 2,660	$ 3,964
Net realized gain (loss) on investments	(9,752)	4,018	673	818	(32,426)	(22,322)
Net change in unrealized appreciation (depreciation)	5,953	(120,303)	3,190	(13,278)	34,318	(215,618)
Net Increase (Decrease) in Net Assets Resulting from Operations	(176)	(108,994)	10,979	1,238	4,552	(233,976)
Distributions to Shareholders From:						
Net investment income	(7,291)	(472)	(13,706)	(306)	(3,944)	(968)
Net realized gains	(2,099)	(329)	—	—	—	(14,757)
Total Distributions to Shareholders	(9,390)	(801)	(13,706)	(306)	(3,944)	(15,725)
Capital Share Transactions	(21,261)	(71,363)	37,559	36,967	(29,761)	(94,053)
Net Increase (Decrease) in Net Assets	(30,827)	(181,158)	34,832	37,899	(29,153)	(343,754)
Net Assets, Beginning of Period	378,285	559,443	334,139	296,240	402,127	745,881
Net Assets, End of Period	$347,458	$378,285	$368,971	$334,139	$372,974	$402,127
Undistributed net investment income	$ 3,591	$ 7,259	$ 7,061	$ 13,651	$ 2,603	$ 3,875

(In thousands)	Dividend Opportunities Six months ended 6-30-09 (Unaudited)	Dividend Opportunities Fiscal year ended 12-31-08	Energy Six months ended 6-30-09 (Unaudited)	Energy Fiscal year ended 12-31-08	Global Natural Resources Six months ended 6-30-09 (Unaudited)	Global Natural Resources Fiscal year ended 12-31-08
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 1,037	$ 1,148	$ 83	$ (43)	$ (160)	$ (107)
Net realized loss on investments	(12,291)	(6,271)	(1,981)	(1,276)	(6,514)	(24,375)
Net change in unrealized appreciation (depreciation)	14,704	(51,212)	4,626	(16,275)	35,378	(80,610)
Net Increase (Decrease) in Net Assets Resulting from Operations	3,450	(56,335)	2,728	(17,594)	28,704	(105,092)
Distributions to Shareholders From:						
Net investment income	(1,506)	(134)	—	(29)	—	(1,938)
Net realized gains	—	(245)	—	(32)	—	(7,876)
Total Distributions to Shareholders	(1,506)	(379)	—	(61)	—	(9,814)
Capital Share Transactions	35,421	59,139	2,357	11,292	27,340	19,745
Net Increase (Decrease) in Net Assets	37,365	2,425	5,085	(6,363)	56,044	(95,161)
Net Assets, Beginning of Period	123,026	120,601	19,894	26,257	69,461	164,622
Net Assets, End of Period	$160,391	$123,026	$24,979	$19,894	$125,505	$69,461
Undistributed (distributions in excess of) net investment income	$ 894	$ 1,363	$ 81	$ (2)	$ (218)	$ (29)

See Accompanying Notes to Financial Statements.

STATEMENT OF CHANGES IN NET ASSETS
Ivy Funds VIP

(In thousands)	Growth Six months ended 6-30-09 (Unaudited)	Growth Fiscal year ended 12-31-08	High Income Six months ended 6-30-09 (Unaudited)	High Income Fiscal year ended 12-31-08	International Growth Six months ended 6-30-09 (Unaudited)	International Growth Fiscal year ended 12-31-08
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 2,637	$ 2,988	$ 8,211	$ 16,659	$ 2,294	$ 2,821
Net realized gain (loss) on investments	(2,807)	18,776	(13,393)	(12,373)	(8,148)	(24,202)
Net change in unrealized appreciation (depreciation)	52,936	(469,869)	41,658	(48,052)	14,458	(96,086)
Net Increase (Decrease) in Net Assets Resulting from Operations	52,766	(448,105)	36,476	(43,766)	8,604	(117,467)
Distributions to Shareholders From:						
Net investment income	(2,992)	—	(16,681)	(1,165)	(2,689)	(569)
Net realized gains	(22,110)	(10,490)	—	—	—	(4,744)
Total Distributions to Shareholders	(25,102)	(10,490)	(16,681)	(1,165)	(2,689)	(5,313)
Capital Share Transactions	(3,438)	(89,150)	21,159	(22,090)	5,194	(777)
Net Increase (Decrease) in Net Assets	24,226	(547,745)	40,954	(67,021)	11,109	(123,557)
Net Assets, Beginning of Period	757,045	1,304,790	146,733	213,754	159,498	283,055
Net Assets, End of Period	$781,271	$ 757,045	$187,687	$146,733	$170,607	$159,498
Undistributed net investment income	$ 2,542	$ 2,896	$ 8,149	$ 16,619	$ 2,263	$ 2,667

(In thousands)	International Value Six months ended 6-30-09 (Unaudited)	International Value Fiscal year ended 12-31-08	Micro Cap Growth Six months ended 6-30-09 (Unaudited)	Micro Cap Growth Fiscal year ended 12-31-08	Mid Cap Growth Six months ended 6-30-09 (Unaudited)	Mid Cap Growth Fiscal year ended 12-31-08
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 5,361	$ 15,588	$ (178)	$ (532)	$ 21	$ (32)
Net realized gain (loss) on investments	(109,563)	24,222	(3,042)	(627)	(1,548)	(1,367)
Net change in unrealized appreciation (depreciation)	145,046	(310,201)	8,283	(25,974)	10,669	(22,811)
Net Increase (Decrease) in Net Assets Resulting from Operations	40,844	(270,391)	5,063	(27,133)	9,142	(24,210)
Distributions to Shareholders From:						
Net investment income	(15,263)	(2,657)	—	—	—	(21)
Net realized gains	(24,550)	(10,555)	—	—	—	(901)
Total Distributions to Shareholders	(39,813)	(13,212)	—	—	—	(922)
Capital Share Transactions	43,824	27,050	(1,184)	(4,134)	8,174	16,547
Net Increase (Decrease) in Net Assets	44,855	(256,553)	3,879	(31,267)	17,316	(8,585)
Net Assets, Beginning of Period	379,113	635,666	28,309	59,576	48,879	57,464
Net Assets, End of Period	$423,968	$379,113	$32,188	$28,309	$66,195	$48,879
Undistributed (distributions in excess of) net investment income	$ 4,916	$ 14,458	$ (181)	$ (2)	$ 20	$ (1)

See Accompanying Notes to Financial Statements.

Ivy Funds VIP

(In thousands)	Money Market		Mortgage Securities		Real Estate Securities	
	Six months ended 6-30-09 (Unaudited)	Fiscal year ended 12-31-08	Six months ended 6-30-09 (Unaudited)	Fiscal year ended 12-31-08	Six months ended 6-30-09 (Unaudited)	Fiscal year ended 12-31-08
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 1,277	$ 2,803	$ 549	$ 1,397	$ 570	$ 749
Net realized gain (loss) on investments	9	36	(250)	(436)	(4,323)	(5,660)
Net change in unrealized appreciation (depreciation)	—	—	508	(4,663)	64	(12,764)
Net Increase (Decrease) in Net Assets Resulting from Operations	1,286	2,839	807	(3,702)	(3,689)	(17,675)
Distributions to Shareholders From:						
Net investment income	(1,277)	(2,799)	(1,400)	(302)	(831)	(253)
Net realized gains	(9)	(26)	—	—	—	(730)
Total Distributions to Shareholders	(1,286)	(2,825)	(1,400)	(302)	(831)	(983)
Capital Share Transactions	18,673	111,528	(964)	(2,281)	210	(711)
Net Increase (Decrease) in Net Assets	18,673	111,542	(1,557)	(6,285)	(4,310)	(19,369)
Net Assets, Beginning of Period	200,763	89,221	27,282	33,567	28,934	48,303
Net Assets, End of Period	$219,436	$200,763	$25,725	$27,282	$24,624	$28,934
Undistributed net investment income	$ —	$ —	$ 545	$ 1,396	$ 615	$ 876

(In thousands)	Science and Technology	
	Six months ended 6-30-09 (Unaudited)	Fiscal year ended 12-31-08
INCREASE (DECREASE) IN NET ASSETS		
Operations:		
Net investment income (loss)	$ 311	$ (662)
Net realized gain on investments	4,898	14,966
Net change in unrealized appreciation (depreciation)	30,761	(138,855)
Net Increase (Decrease) in Net Assets Resulting from Operations	35,970	(124,551)
Distributions to Shareholders From:		
Net investment income	—	—
Net realized gains	(16,547)	(8,411)
Total Distributions to Shareholders	(16,547)	(8,411)
Capital Share Transactions	11,029	(37,315)
Net Increase (Decrease) in Net Assets	30,452	(170,277)
Net Assets, Beginning of Period	226,153	396,430
Net Assets, End of Period	$256,605	$226,153
Undistributed (distributions in excess of) net investment income	$ 292	$ (24)

See Accompanying Notes to Financial Statements.

(In thousands)	Small Cap Growth		Small Cap Value		Value	
	Six months ended 6-30-09 (Unaudited)	Fiscal year ended 12-31-08	Six months ended 6-30-09 (Unaudited)	Fiscal year ended 12-31-08	Six months ended 6-30-09 (Unaudited)	Fiscal year ended 12-31-08
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ (1,150)	$ 1,292	$ 68	$ (250)	$ 2,075	$ 4,573
Net realized loss on investments	(19,463)	(28,562)	(14,806)	(29,934)	(6,281)	(34,841)
Net change in unrealized appreciation (depreciation)	61,914	(173,577)	21,248	(22,739)	7,490	(89,725)
Net Increase (Decrease) in Net Assets Resulting from Operations	**41,301**	**(200,847)**	**6,510**	**(52,923)**	**3,284**	**(119,993)**
Distributions to Shareholders From:						
Net investment income	(1,298)	—	—	(364)	(4,928)	(747)
Net realized gains	—	(6,006)	—	(3,536)	—	(2,341)
Total Distributions to Shareholders	**(1,298)**	**(6,006)**	**—**	**(3,900)**	**(4,928)**	**(3,088)**
Capital Share Transactions	**(13,519)**	**(47,122)**	**2,427**	**1,795**	**1,129**	**(9,474)**
Net Increase (Decrease) in Net Assets	**26,484**	**(253,975)**	**8,937**	**(55,028)**	**(515)**	**(132,555)**
Net Assets, Beginning of Period	**290,184**	**544,159**	**150,116**	**205,144**	**231,428**	**363,983**
Net Assets, End of Period	**$316,668**	**$290,184**	**$159,053**	**$150,116**	**$230,913**	**$231,428**
Undistributed (distributions in excess of) net investment income	$ (1,195)	$ 1,253	$ 136	$ 68	$ 1,704	$ 4,557

See Accompanying Notes to Financial Statements.

This page intentionally left blank.

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Pathfinder Aggressive							
Six-month period ended 6–30–2009 (unaudited)	$3.8093	$0.0564	$0.1549	$0.2113	$(0.0175)	$(0.0399)	$(0.0574)
Fiscal year ended 12–31–2008[3]	5.0000	0.0096	(1.2003)	(1.1907)	—	—	—
Pathfinder Conservative							
Six-month period ended 6–30–2009 (unaudited)	4.4530	0.0684	0.0935	0.1619	(0.0033)	(0.0059)	(0.0092)
Fiscal year ended 12–31–2008[4]	5.0000	0.0058	(0.5528)	(0.5470)	—	—	—
Pathfinder Moderate							
Six-month period ended 6–30–2009 (unaudited)	4.0630	0.0496	0.1326	0.1822	(0.0091)	(0.0168)	(0.0259)
Fiscal year ended 12–31–2008[3]	5.0000	0.0097	(0.9467)	(0.9370)	—	—	—
Pathfinder Moderately Aggressive							
Six-month period ended 6–30–2009 (unaudited)	4.0140	0.0505	0.1524	0.2029	(0.0125)	(0.0224)	(0.0349)
Fiscal year ended 12–31–2008[3]	5.0000	0.0103	(0.9963)	(0.9860)	—	—	—
Pathfinder Moderately Conservative							
Six-month period ended 6–30–2009 (unaudited)	4.3098	0.0589	0.1030	0.1619	(0.0058)	(0.0123)	(0.0181)
Fiscal year ended 12–31–2008[5]	5.0000	0.0080	(0.6982)	(0.6902)	—	—	—
Asset Strategy							
Six-month period ended 6–30–2009 (unaudited)	8.2749	0.0586	0.5011	0.5597	(0.0337)	(0.9108)	(0.9445)
Fiscal year ended 12–31–2008	12.3237	0.1062	(3.2919)	(3.1857)	(0.0495)	(0.8136)	(0.8631)
Fiscal year ended 12–31–2007	9.0016	0.0932	3.8531	3.9463	(0.0709)	(0.5533)	(0.6242)
Fiscal year ended 12–31–2006	8.8625	0.0958	1.7042	1.8000	(0.0354)	(1.6255)	(1.6609)
Fiscal year ended 12–31–2005	7.6926	0.0836	1.7847	1.8683	(0.0762)	(0.6222)	(0.6984)
Fiscal year ended 12–31–2004	6.9237	0.0699	0.8508	0.9207	(0.0990)	(0.0528)	(0.1518)
Balanced							
Six-month period ended 6–30–2009 (unaudited)	7.6960	0.0891	(0.0618)	0.0273	(0.1591)	(0.0458)	(0.2049)
Fiscal year ended 12–31–2008	9.7624	0.1496	(2.1997)	(2.0501)	(0.0096)	(0.0067)	(0.0163)
Fiscal year ended 12–31–2007	8.7056	0.1388	1.0508	1.1896	(0.1326)	(0.0002)	(0.1328)
Fiscal year ended 12–31–2006	7.9631	0.1224	0.7704	0.8928	(0.1207)	(0.0296)	(0.1503)
Fiscal year ended 12–31–2005	7.6783	0.0999	0.2851	0.3850	(0.1002)	—	(0.1002)
Fiscal year ended 12–31–2004	7.1491	0.1096	0.5292	0.6388	(0.1096)	—	(0.1096)

*Not shown due to rounding.

(1)Ratios excluding expense waivers are included only for periods in which the Portfolio had waived or reimbursed expenses.

(2)Annualized.

(3)For the period from March 4, 2008 (commencement of operations of the Portfolio) through December 31, 2008.

(4)For the period from March 13, 2008 (commencement of operations of the Portfolio) through December 31, 2008.

(5)For the period from March 12, 2008 (commencement of operations of the Portfolio) through December 31, 2008.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Pathfinder Aggressive								
Six-month period ended 6–30–2009 (unaudited)	$3.9632	5.57%	$ 50	0.11%[2]	3.25%[2]	—%	—%	2%
Fiscal year ended 12–31–2008[3]	3.8093	–23.82	43	0.10[2]	0.44[2]	—	—	3
Pathfinder Conservative								
Six-month period ended 6–30–2009 (unaudited)	4.6057	3.64	32	0.14[2]	4.43[2]	—	—	4
Fiscal year ended 12–31–2008[4]	4.4530	–10.94	12	0.39[2]	0.45[2]	—	—	2
Pathfinder Moderate								
Six-month period ended 6–30–2009 (unaudited)	4.2193	4.49	162	0.07[2]	3.88[2]	—	—	1
Fiscal year ended 12–31–2008[3]	4.0630	–18.74	78	0.09[2]	0.64[2]	—	—	—
Pathfinder Moderately Aggressive								
Six-month period ended 6–30–2009 (unaudited)	4.1820	5.07	203	0.06[2]	3.70[2]	—	—	—*
Fiscal year ended 12–31–2008[3]	4.0140	–19.72	116	0.07[2]	0.61[2]	—	—	—
Pathfinder Moderately Conservative								
Six-month period ended 6–30–2009 (unaudited)	4.4536	3.76	69	0.10[2]	4.09[2]	—	—	5
Fiscal year ended 12–31–2008[5]	4.3098	–13.80	32	0.18[2]	0.63[2]	—	—	—
Asset Strategy								
Six-month period ended 6–30–2009 (unaudited)	7.8901	6.95	806	1.05[2]	1.74[2]	1.06[2]	1.73[2]	78
Fiscal year ended 12–31–2008	8.2749	–25.79	678	1.04	1.02	1.05	1.01	190
Fiscal year ended 12–31–2007	12.3237	44.11	913	1.03	0.96	1.04	0.95	98
Fiscal year ended 12–31–2006	9.0016	20.15	602	1.02	1.16	1.03	1.15	148
Fiscal year ended 12–31–2005	8.8625	24.27	416	1.03	1.10	—	—	79
Fiscal year ended 12–31–2004	7.6926	13.30	282	1.06	1.02	—	—	118
Balanced								
Six-month period ended 6–30–2009 (unaudited)	7.5184	0.41	347	1.03[2]	2.10[2]	—	—	16
Fiscal year ended 12–31–2008	7.6960	–21.00	378	1.01	1.53	—	—	19
Fiscal year ended 12–31–2007	9.7624	13.67	559	1.01	1.40	—	—	8
Fiscal year ended 12–31–2006	8.7056	11.21	565	1.01	1.37	—	—	28
Fiscal year ended 12–31–2005	7.9631	5.01	582	1.01	1.20	—	—	52
Fiscal year ended 12–31–2004	7.6783	8.93	628	1.02	1.45	—	—	39

See Accompanying Notes to Financial Statements.

Ivy Funds VIP

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Bond							
Six-month period ended 6–30–2009 (unaudited)	$5.3372	$0.0937	$0.0732	$0.1669	$(0.2104)	$ —	$(0.2104)
Fiscal year ended 12–31–2008	5.3255	0.2183	(0.2017)	0.0166	(0.0049)	—	(0.0049)
Fiscal year ended 12–31–2007	5.2752	0.2428	0.0489	0.2917	(0.2414)	—	(0.2414)
Fiscal year ended 12–31–2006	5.2928	0.2434	(0.0182)	0.2252	(0.2411)	(0.0017)	(0.2428)
Fiscal year ended 12–31–2005	5.4762	0.2356	(0.1464)	0.0892	(0.2464)	(0.0262)	(0.2726)
Fiscal year ended 12–31–2004	5.5710	0.2463	(0.0302)	0.2161	(0.2463)	(0.0646)	(0.3109)
Core Equity							
Six-month period ended 6–30–2009 (unaudited)	8.1109	0.0646	0.0963	0.1609	(0.0859)	—	(0.0859)
Fiscal year ended 12–31–2008	12.9583	0.0832	(4.6008)	(4.5176)	(0.0203)	(0.3095)	(0.3298)
Fiscal year ended 12–31–2007	12.5485	0.0977	1.6632	1.7609	(0.0862)	(1.2649)	(1.3511)
Fiscal year ended 12–31–2006	11.1221	0.0805	1.8084	1.8889	(0.1093)	(0.3532)	(0.4625)
Fiscal year ended 12–31–2005	10.2369	0.0358	0.8859	0.9217	(0.0365)	—	(0.0365)
Fiscal year ended 12–31–2004	9.3996	0.0622	0.8373	0.8995	(0.0622)	—	(0.0622)
Dividend Opportunities							
Six-month period ended 6–30–2009 (unaudited)	5.1114	0.0240	0.0385	0.0625	(0.0521)	—	(0.0521)
Fiscal year ended 12–31–2008	8.0015	0.0391	(2.9133)	(2.8742)	(0.0056)	(0.0103)	(0.0159)
Fiscal year ended 12–31–2007	6.9651	0.0881	1.0765	1.1646	(0.0675)	(0.0607)	(0.1282)
Fiscal year ended 12–31–2006	6.1121	0.0857	0.8867	0.9724	(0.0849)	(0.0345)	(0.1194)
Fiscal year ended 12–31–2005	5.4645	0.0643	0.6476	0.7119	(0.0643)	—	(0.0643)
Fiscal year ended 12–31–2004	5.0000	0.0337	0.4645	0.4982	(0.0337)	—	(0.0337)
Energy							
Six-month period ended 6–30–2009 (unaudited)	3.7434	0.0143	0.5041	0.5184	—	—	—
Fiscal year ended 12–31–2008	6.9732	(0.0103)	(3.2080)	(3.2183)	(0.0055)	(0.0060)	(0.0115)
Fiscal year ended 12–31–2007	4.6351	0.0280	2.3497	2.3777	(0.0209)	(0.0187)	(0.0396)
Fiscal year ended 12–31–2006[3]	5.0000	0.0248	(0.3654)	(0.3406)	(0.0243)	—	(0.0243)
Global Natural Resources							
Six-month period ended 6–30–2009 (unaudited)	3.3102	(0.0055)	1.2585	1.2530	—	—	—
Fiscal year ended 12–31–2008	10.0838	0.0088	(6.2310)	(6.2222)	(0.1089)	(0.4425)	(0.5514)
Fiscal year ended 12–31–2007	7.5711	0.0148	3.2797	3.2945	(0.0022)	(0.7796)	(0.7818)
Fiscal year ended 12–31–2006	6.2719	0.0295	1.5690	1.5985	(0.0235)	(0.2758)	(0.2993)
Fiscal year ended 12–31–2005[4]	5.0000	(0.0112)	1.3132	1.3020	—	(0.0301)	(0.0301)
Growth							
Six-month period ended 6–30–2009 (unaudited)	7.5529	0.0276	0.5263	0.5539	(0.0310)	(0.2291)	(0.2601)
Fiscal year ended 12–31–2008	12.0237	0.0297	(4.3944)	(4.3647)	—	(0.1061)	(0.1061)
Fiscal year ended 12–31–2007	9.7813	(0.0008)	2.5262	2.5254	(0.0001)	(0.2829)	(0.2830)
Fiscal year ended 12–31–2006	9.3125	(0.0001)	0.4689	0.4688	—	—	—
Fiscal year ended 12–31–2005	8.3728	(0.0029)	0.9429	0.9400	(0.0003)	—	(0.0003)
Fiscal year ended 12–31–2004	8.1267	0.0228	0.2460	0.2688	(0.0227)	—	(0.0227)

(1)Ratios excluding expense waivers are included only for periods in which the Portfolio had waived or reimbursed expenses.

(2)Annualized.

(3)For the period from May 1, 2006 (commencement of operations of the Portfolio) through December 31, 2006.

(4)For the period from April 28, 2005 (commencement of operations of the Portfolio) through December 31, 2005.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Bond								
Six-month period ended 6–30–2009 (unaudited)	$5.2937	3.20%	$369	0.80%[2]	4.14%[2]	0.85%[2]	4.09%[2]	16%
Fiscal year ended 12–31–2008	5.3372	0.31	334	0.79	4.38	—	—	29
Fiscal year ended 12–31–2007	5.3255	5.67	296	0.82	4.57	0.85	4.54	42
Fiscal year ended 12–31–2006	5.2752	4.24	213	0.84	4.49	0.85	4.48	54
Fiscal year ended 12–31–2005	5.2928	1.61	212	0.86	4.17	—	—	43
Fiscal year ended 12–31–2004	5.4762	3.88	218	0.85	4.16	—	—	47
Core Equity								
Six-month period ended 6–30–2009 (unaudited)	8.1859	2.01	373	0.98[2]	1.48[2]	1.03[2]	1.43[2]	57
Fiscal year ended 12–31–2008	8.1109	–34.77	402	0.96	0.68	1.01	0.63	105
Fiscal year ended 12–31–2007	12.9583	14.03	746	0.96	0.68	1.01	0.63	83
Fiscal year ended 12–31–2006	12.5485	16.99	762	0.99	0.62	1.00	0.61	103
Fiscal year ended 12–31–2005	11.1221	9.01	723	1.01	0.32	—	—	62
Fiscal year ended 12–31–2004	10.2369	9.57	737	1.01	0.62	—	—	54
Dividend Opportunities								
Six-month period ended 6–30–2009 (unaudited)	5.1218	1.24	160	1.06[2]	1.57[2]	—	—	14
Fiscal year ended 12–31–2008	5.1114	–35.91	123	1.07	0.92	—	—	35
Fiscal year ended 12–31–2007	8.0015	16.72	121	1.04	1.29	—	—	17
Fiscal year ended 12–31–2006	6.9651	15.91	81	1.07	1.63	—	—	17
Fiscal year ended 12–31–2005	6.1121	13.03	43	0.93	1.53	1.12	1.34	22
Fiscal year ended 12–31–2004	5.4645	9.96	17	0.76	2.08	1.46	1.38	22
Energy								
Six-month period ended 6–30–2009 (unaudited)	4.2618	13.85	25	0.67[2]	0.78[2]	1.33[2]	0.12[2]	7
Fiscal year ended 12–31–2008	3.7434	–46.15	20	1.14	–0.15	1.31	–0.32	10
Fiscal year ended 12–31–2007	6.9732	51.30	26	0.52	0.78	1.32	–0.02	13
Fiscal year ended 12–31–2006[3]	4.6351	–6.81	7	0.64[2]	1.05[2]	1.49[2]	0.20[2]	12
Global Natural Resources								
Six-month period ended 6–30–2009 (unaudited)	4.5632	37.85	126	1.53[2]	–0.35[2]	—	—	61
Fiscal year ended 12–31–2008	3.3102	–61.46	69	1.43	–0.08	—	—	206
Fiscal year ended 12–31–2007	10.0838	43.50	165	1.38	0.20	—	—	122
Fiscal year ended 12–31–2006	7.5711	25.49	90	1.51	0.53	—	—	111
Fiscal year ended 12–31–2005[4]	6.2719	26.04	32	2.17[2]	–0.60[2]	—	—	66
Growth								
Six-month period ended 6–30–2009 (unaudited)	7.8467	7.47	781	0.99[2]	0.72[2]	1.02[2]	0.69[2]	25
Fiscal year ended 12–31–2008	7.5529	–36.27	757	0.97	0.29	1.00	0.26	53
Fiscal year ended 12–31–2007	12.0237	25.81	1,305	0.97	–0.01	0.99	–0.03	42
Fiscal year ended 12–31–2006	9.7813	5.04	1,177	0.99	0.00	1.00	–0.01	67
Fiscal year ended 12–31–2005	9.3125	11.23	1,252	1.00	–0.03	—	—	59
Fiscal year ended 12–31–2004	8.3728	3.31	1,252	1.00	0.27	—	—	81

See Accompanying Notes to Financial Statements.

	Net Asset Value Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
High Income							
Six-month period ended 6–30–2009 (unaudited)	$2.4841	$0.1130	$0.4749	$0.5879	$(0.2728)	$ —	$(0.2728)
Fiscal year ended 12–31–2008	3.2031	0.2834	(0.9826)	(0.6992)	(0.0198)	—	(0.0198)
Fiscal year ended 12–31–2007	3.3398	0.2717	(0.1440)	0.1277	(0.2644)	—	(0.2644)
Fiscal year ended 12–31–2006	3.2521	0.2518	0.0827	0.3345	(0.2468)	—	(0.2468)
Fiscal year ended 12–31–2005	3.4276	0.2626	(0.1749)	0.0877	(0.2632)	—	(0.2632)
Fiscal year ended 12–31–2004	3.3375	0.2391	0.0901	0.3292	(0.2391)	—	(0.2391)
International Growth							
Six-month period ended 6–30–2009 (unaudited)	6.0050	0.0842	0.2456	0.3298	(0.1016)	—	(0.1016)
Fiscal year ended 12–31–2008	10.7486	0.1075	(4.6438)	(4.5363)	(0.0222)	(0.1851)	(0.2073)
Fiscal year ended 12–31–2007	9.1353	0.0630	1.8829	1.9459	(0.0587)	(0.2739)	(0.3326)
Fiscal year ended 12–31–2006	7.5943	0.0672	1.5263	1.5935	(0.0525)	—	(0.0525)
Fiscal year ended 12–31–2005	6.6534	0.0493	1.0465	1.0958	(0.1549)	—	(0.1549)
Fiscal year ended 12–31–2004	5.8722	0.0367	0.7853	0.8220	(0.0408)	—	(0.0408)
International Value							
Six-month period ended 6–30–2009 (unaudited)	12.4613	0.1543	1.1065	1.2608	(0.4959)	(0.7976)	(1.2935)
Fiscal year ended 12–31–2008	22.3935	0.5116	(9.9918)	(9.4802)	(0.0909)	(0.3611)	(0.4520)
Fiscal year ended 12–31–2007	22.7794	0.4391	1.8126	2.2517	(0.3937)	(2.2439)	(2.6376)
Fiscal year ended 12–31–2006	19.1711	0.4593	5.2176	5.6769	(0.4097)	(1.6589)	(2.0686)
Fiscal year ended 12–31–2005	19.1681	0.3199	1.8192	2.1391	(0.4226)	(1.7135)	(2.1361)
Fiscal year ended 12–31–2004	15.8947	0.2759	3.3285	3.6044	(0.1850)	(0.1460)	(0.3310)
Micro Cap Growth							
Six-month period ended 6–30–2009 (unaudited)	11.1122	(0.0735)	2.2052	2.1317	—	—	—
Fiscal year ended 12–31–2008	21.3838	(0.2089)	(10.0627)	(10.2716)	—	—	—
Fiscal year ended 12–31–2007	20.0796	(0.2565)	1.5607	1.3042	—	—	—
Fiscal year ended 12–31–2006	17.8866	(0.2064)	2.3994	2.1930	—	—	—
Fiscal year ended 12–31–2005	14.7992	(0.1737)	3.2611	3.0874	—	—	—
Fiscal year ended 12–31–2004	13.4476	(0.1794)	1.5310	1.3516	—	—	—
Mid Cap Growth							
Six-month period ended 6–30–2009 (unaudited)	4.5056	0.0017	0.7641	0.7658	—	—	—
Fiscal year ended 12–31–2008	7.2091	(0.0036)	(2.6128)	(2.6164)	(0.0020)	(0.0851)	(0.0871)
Fiscal year ended 12–31–2007	6.5601	0.0034	0.8245	0.8279	(0.0013)	(0.1776)	(0.1789)
Fiscal year ended 12–31–2006	6.0653	0.0164	0.5025	0.5189	(0.0223)	(0.0018)	(0.0241)
Fiscal year ended 12–31–2005[3]	5.0000	0.0064	1.0589	1.0653	—	—	—
Money Market							
Six-month period ended 6–30–2009 (unaudited)	1.0000	0.0060	0.0000	0.0060	(0.0060)	—	(0.0060)
Fiscal year ended 12–31–2008	1.0000	0.0215	0.0001	0.0216	(0.0215)	(0.0001)	(0.0216)
Fiscal year ended 12–31–2007	1.0000	0.0451	0.0000	0.0451	(0.0451)	—	(0.0451)
Fiscal year ended 12–31–2006	1.0000	0.0424	0.0000	0.0424	(0.0424)	—	(0.0424)
Fiscal year ended 12–31–2005	1.0000	0.0247	0.0000	0.0247	(0.0247)	—	(0.0247)
Fiscal year ended 12–31–2004	1.0000	0.0070	0.0000	0.0070	(0.0070)	—	(0.0070)

(1)Ratios excluding expense waivers are included only for periods in which the Portfolio had waived or reimbursed expenses.

(2)Annualized.

(3)For the period from April 28, 2005 (commencement of operations of the Portfolio) through December 31, 2005.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
High Income								
Six-month period ended 6–30–2009 (unaudited)	$2.7992	24.21%	$188	0.93%[2]	9.88%[2]	0.98%[2]	9.83%[2]	32%
Fiscal year ended 12–31–2008	2.4841	–21.82	147	0.91	8.72	0.96	8.67	37
Fiscal year ended 12–31–2007	3.2031	3.86	214	0.90	7.90	0.95	7.85	74
Fiscal year ended 12–31–2006	3.3398	10.27	204	0.94	7.48	0.95	7.47	71
Fiscal year ended 12–31–2005	3.2521	2.55	186	0.95	7.35	—	—	54
Fiscal year ended 12–31–2004	3.4276	9.86	190	0.96	7.13	—	—	83
International Growth								
Six-month period ended 6–30–2009 (unaudited)	6.2332	5.58	171	1.20[2]	3.06[2]	1.23[2]	3.03[2]	29
Fiscal year ended 12–31–2008	6.0050	–42.15	159	1.18	1.27	1.21	1.24	96
Fiscal year ended 12–31–2007	10.7486	21.29	283	1.17	0.63	1.20	0.60	95
Fiscal year ended 12–31–2006	9.1353	20.99	245	1.20	0.81	1.21	0.80	96
Fiscal year ended 12–31–2005	7.5943	16.47	206	1.21	0.67	—	—	86
Fiscal year ended 12–31–2004	6.6534	14.00	187	1.20	0.59	—	—	81
International Value								
Six-month period ended 6–30–2009 (unaudited)	12.4286	10.68	424	1.21[2]	2.92[2]	—	—	87
Fiscal year ended 12–31–2008	12.4613	–42.26	379	1.18	3.07	—	—	20
Fiscal year ended 12–31–2007	22.3935	9.88	636	1.18	1.81	—	—	23
Fiscal year ended 12–31–2006	22.7794	29.61	589	1.18	2.13	—	—	29
Fiscal year ended 12–31–2005	19.1711	11.16	463	1.19	1.63	—	—	23
Fiscal year ended 12–31–2004	19.1681	22.68	401	1.19	1.65	—	—	31
Micro Cap Growth								
Six-month period ended 6–30–2009 (unaudited)	13.2439	19.18	32	1.43[2]	–1.31[2]	—	—	29
Fiscal year ended 12–31–2008	11.1122	–48.04	28	1.36	–1.23	—	—	60
Fiscal year ended 12–31–2007	21.3838	6.49	60	1.32	–1.18	—	—	57
Fiscal year ended 12–31–2006	20.0796	12.26	60	1.32	–1.06	—	—	60
Fiscal year ended 12–31–2005	17.8866	20.87	53	1.35	–1.15	—	—	54
Fiscal year ended 12–31–2004	14.7992	10.05	41	1.35	–1.26	—	—	65
Mid Cap Growth								
Six-month period ended 6–30–2009 (unaudited)	5.2714	17.00	66	1.24[2]	0.08[2]	1.26[2]	0.06[2]	19
Fiscal year ended 12–31–2008	4.5056	–36.23	49	1.23	–0.06	1.24	–0.07	46
Fiscal year ended 12–31–2007	7.2091	12.62	57	1.21	0.06	1.24	0.03	31
Fiscal year ended 12–31–2006	6.5601	8.56	37	0.97	0.45	1.31	0.11	23
Fiscal year ended 12–31–2005[3]	6.0653	21.31	13	0.69[2]	0.33[2]	1.54[2]	–0.51[2]	11
Money Market								
Six-month period ended 6–30–2009 (unaudited)	1.0000	0.60	219	0.51[2]	1.21[2]	—	—	N/A
Fiscal year ended 12–31–2008	1.0000	2.18	201	0.75	2.01	—	—	N/A
Fiscal year ended 12–31–2007	1.0000	4.60	89	0.76	4.51	—	—	N/A
Fiscal year ended 12–31–2006	1.0000	4.32	70	0.77	4.29	—	—	N/A
Fiscal year ended 12–31–2005	1.0000	2.50	52	0.79	2.46	—	—	N/A
Fiscal year ended 12–31–2004	1.0000	0.70	55	0.76	0.69	—	—	N/A

See Accompanying Notes to Financial Statements.

Ivy Funds VIP

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Mortgage Securities							
Six-month period ended 6–30–2009 (unaudited)	$4.3871	$0.1118	$0.0245	$0.1363	$(0.2456)	$ —	$(0.2456)
Fiscal year ended 12–31–2008	4.9813	0.2287	(0.7740)	(0.5453)	(0.0489)	—	(0.0489)
Fiscal year ended 12–31–2007	4.9818	0.2127	(0.0444)	0.1683	(0.1688)	—	(0.1688)
Fiscal year ended 12–31–2006	4.9801	0.2373	0.0010	0.2383	(0.2366)	—	(0.2366)
Fiscal year ended 12–31–2005	5.0791	0.2010	(0.0990)	0.1020	(0.2010)	—	(0.2010)
Fiscal year ended 12–31–2004[3]	5.0000	0.1009	0.1476	0.2485	(0.1009)	(0.0685)	(0.1694)
Real Estate Securities							
Six-month period ended 6–30–2009 (unaudited)	4.3040	0.0866	(0.6270)	(0.5404)	(0.1261)	—	(0.1261)
Fiscal year ended 12–31–2008	6.9867	0.1143	(2.6453)	(2.5310)	(0.0390)	(0.1127)	(0.1517)
Fiscal year ended 12–31–2007	8.7770	0.0938	(1.5033)	(1.4095)	(0.0473)	(0.3335)	(0.3808)
Fiscal year ended 12–31–2006	6.9610	0.0367	2.0572	2.0939	(0.0607)	(0.2172)	(0.2779)
Fiscal year ended 12–31–2005	6.5176	0.0779	0.6278	0.7057	(0.0954)	(0.1669)	(0.2623)
Fiscal year ended 12–31–2004[3]	5.0000	0.0396	1.5935	1.6331	(0.0349)	(0.0806)	(0.1155)
Science and Technology							
Six-month period ended 6–30–2009 (unaudited)	11.4251	0.0151	1.8487	1.8638	—	(0.8661)	(0.8661)
Fiscal year ended 12–31–2008	17.9777	(0.0336)	(6.0778)	(6.1114)	—	(0.4412)	(0.4412)
Fiscal year ended 12–31–2007	17.7170	(0.0712)	4.3892	4.3180	—	(4.0573)	(4.0573)
Fiscal year ended 12–31–2006	16.8844	(0.1178)	1.4468	1.3290	—	(0.4964)	(0.4964)
Fiscal year ended 12–31–2005	14.4014	(0.1145)	2.5975	2.4830	—	—	—
Fiscal year ended 12–31–2004	12.3883	(0.0751)	2.0882	2.0131	—	—	—
Small Cap Growth							
Six-month period ended 6–30–2009 (unaudited)	6.0933	(0.0241)	0.9565	0.9324	(0.0286)	—	(0.0286)
Fiscal year ended 12–31–2008	10.2422	0.0270	(4.0469)	(4.0199)	—	(0.1290)	(0.1290)
Fiscal year ended 12–31–2007	9.9749	(0.0641)	1.4127	1.3486	—	(1.0813)	(1.0813)
Fiscal year ended 12–31–2006	10.4866	(0.0584)	0.5883	0.5299	—	(1.0416)	(1.0416)
Fiscal year ended 12–31–2005	9.6810	(0.0647)	1.3116	1.2469	—	(0.4413)	(0.4413)
Fiscal year ended 12–31–2004	8.4703	(0.0741)	1.2848	1.2107	—	—	—
Small Cap Value							
Six-month period ended 6–30–2009 (unaudited)	10.2867	0.0045	0.4456	0.4501	—	—	—
Fiscal year ended 12–31–2008	14.3219	(0.0168)	(3.7428)	(3.7596)	(0.0257)	(0.2499)	(0.2756)
Fiscal year ended 12–31–2007	15.6884	0.0251	(0.6721)	(0.6470)	(0.0008)	(0.7187)	(0.7195)
Fiscal year ended 12–31–2006	14.5826	0.0226	2.4333	2.4559	(0.0232)	(1.3269)	(1.3501)
Fiscal year ended 12–31–2005	16.6329	0.0012	0.6886	0.6898	—	(2.7401)	(2.7401)
Fiscal year ended 12–31–2004	15.2013	(0.0569)	2.3402	2.2833	—	(0.8517)	(0.8517)
Value							
Six-month period ended 6–30–2009 (unaudited)	4.1537	0.0384	0.0274	0.0658	(0.0897)	—	(0.0897)
Fiscal year ended 12–31–2008	6.3640	0.0826	(2.2367)	(2.1541)	(0.0136)	(0.0426)	(0.0562)
Fiscal year ended 12–31–2007	6.7426	0.0802	0.0480	0.1282	(0.0680)	(0.4388)	(0.5068)
Fiscal year ended 12–31–2006	6.0701	0.0747	0.9499	1.0246	(0.0740)	(0.2781)	(0.3521)
Fiscal year ended 12–31–2005	6.2226	0.0918	0.1831	0.2749	(0.0916)	(0.3358)	(0.4274)
Fiscal year ended 12–31–2004	5.4790	0.0619	0.7437	0.8056	(0.0620)	—	(0.0620)

(1) Ratios excluding expense waivers are included only for periods in which the Portfolio had waived or reimbursed expenses.

(2) Annualized.

(3) For the period from May 27, 2004 (commencement of operations of the Portfolio) through December 31, 2004.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Mortgage Securities								
Six-month period ended 6–30–2009 (unaudited)	$4.2778	3.16%	$ 26	1.12%[2]	4.25%[2]	—%	—%	175%
Fiscal year ended 12–31–2008	4.3871	–10.95	27	0.99	4.21	—	—	288
Fiscal year ended 12–31–2007	4.9813	3.40	34	0.96	4.73	—	—	138
Fiscal year ended 12–31–2006	4.9818	4.77	30	0.97	4.76	—	—	158
Fiscal year ended 12–31–2005	4.9801	2.00	28	1.00	4.21	—	—	202
Fiscal year ended 12–31–2004[3]	5.0791	4.97	21	0.71[2]	4.02[2]	0.97[2]	3.76[2]	184
Real Estate Securities								
Six-month period ended 6–30–2009 (unaudited)	3.6375	–12.48	25	1.50[2]	4.93[2]	—	—	25
Fiscal year ended 12–31–2008	4.3040	–36.04	29	1.31	1.73	—	—	45
Fiscal year ended 12–31–2007	6.9867	–16.07	48	1.30	1.08	—	—	50
Fiscal year ended 12–31–2006	8.7770	30.08	60	1.31	1.03	—	—	32
Fiscal year ended 12–31–2005	6.9610	10.83	33	1.38	1.26	—	—	48
Fiscal year ended 12–31–2004[3]	6.5176	32.66	19	1.21[2]	2.14[2]	1.55[2]	1.80[2]	53
Science and Technology								
Six-month period ended 6–30–2009 (unaudited)	12.4228	16.82	257	1.18[2]	0.27[2]	1.20[2]	0.25[2]	19
Fiscal year ended 12–31–2008	11.4251	–33.89	226	1.16	–0.21	1.18	–0.23	62
Fiscal year ended 12–31–2007	17.9777	24.37	396	1.15	–0.42	1.17	–0.44	73
Fiscal year ended 12–31–2006	17.7170	7.87	352	1.17	–0.65	1.18	–0.66	71
Fiscal year ended 12–31–2005	16.8844	17.25	361	1.17	–0.74	—	—	104
Fiscal year ended 12–31–2004	14.4014	16.25	322	1.17	–0.59	—	—	107
Small Cap Growth								
Six-month period ended 6–30–2009 (unaudited)	6.9971	15.34	317	1.16[2]	–0.83[2]	1.18[2]	–0.85[2]	33
Fiscal year ended 12–31–2008	6.0933	–39.18	290	1.14	0.32	1.16	0.30	82
Fiscal year ended 12–31–2007	10.2422	13.52	544	1.14	–0.61	1.16	–0.63	101
Fiscal year ended 12–31–2006	9.9749	5.05	555	1.15	–0.55	1.16	–0.56	94
Fiscal year ended 12–31–2005	10.4866	12.88	606	1.16	–0.63	—	—	71
Fiscal year ended 12–31–2004	9.6810	14.29	589	1.17	–0.82	—	—	96
Small Cap Value								
Six-month period ended 6–30–2009 (unaudited)	10.7368	4.38	159	1.21[2]	0.09[2]	—	—	50
Fiscal year ended 12–31–2008	10.2867	–26.13	150	1.18	–0.14	—	—	110
Fiscal year ended 12–31–2007	14.3219	–4.13	205	1.18	0.17	—	—	122
Fiscal year ended 12–31–2006	15.6884	16.84	199	1.18	0.15	—	—	131
Fiscal year ended 12–31–2005	14.5826	4.15	160	1.20	0.01	—	—	166
Fiscal year ended 12–31–2004	16.6329	15.02	132	1.23	–0.43	—	—	32
Value								
Six-month period ended 6–30–2009 (unaudited)	4.1298	1.66	231	1.04[2]	1.95[2]	1.05[2]	1.94[2]	44
Fiscal year ended 12–31–2008	4.1537	–33.81	231	1.01	1.52	1.02	1.51	48
Fiscal year ended 12–31–2007	6.3640	1.90	364	1.01	1.12	1.02	1.11	51
Fiscal year ended 12–31–2006	6.7426	16.88	374	1.01	1.12	1.02	1.11	73
Fiscal year ended 12–31–2005	6.0701	4.42	353	1.02	1.42	—	—	40
Fiscal year ended 12–31–2004	6.2226	14.70	340	1.03	1.13	—	—	78

See Accompanying Notes to Financial Statements.

Ivy Funds VIP *(amounts in thousands)* JUNE 30, 2009 (UNAUDITED)

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

On April 30, 2009, the 25 series of Ivy Funds Variable Insurance Portfolios, Inc., a Maryland corporation, were reorganized as a corresponding series of Ivy Funds Variable Insurance Portfolios, a Delaware statutory trust (the Trust), pursuant to a Plan of Reorganization and Termination that was approved by shareholders. The Reorganization was accomplished through a tax-free exchange of shares, which had no impact on net assets, operations and number of shares outstanding. The Trust is registered under the Investment Company Act of 1940, as amended, as a diversified, open-end management investment company. Capital stock is divided into twenty-five classes (each a Portfolio). The assets belonging to each Portfolio, except the Pathfinder Portfolios, are held separately by the custodian. The investment objective, policies and risk factors of each Portfolio are described more fully in the prospectus and Statement of Additional Information. The Trust's investment adviser is Waddell & Reed Investment Management Company (WRIMCO).

The following is a summary of significant accounting policies consistently followed by each Portfolio.

Securities Valuation. Each Portfolio calculates the net asset value of its shares as of the close of the New York Stock Exchange (the NYSE), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. Over-the-counter securities and listed securities for which no price is readily available are valued at the average of the last bid and asked prices. Security prices are based on quotes that are obtained from an independent pricing service approved by the Board of Trustees.

To determine values of fixed-income securities, the independent pricing service takes into consideration such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities which cannot be valued by the independent pricing service are valued using valuations obtained from dealers that make markets in the securities.

Gold bullion is valued at the last traded price reported by a pricing service prior to the close of the NYSE.

Options and swaps are valued by the independent pricing service unless the price is unavailable, in which case they are valued at either the mean between the last bid and asked price or using a valuation obtained from a dealer in that security. Futures contracts traded on an exchange are generally valued at the settlement price. Mutual funds, including investment funds, are valued at the net asset value reported at the close of each business day.

Forward foreign currency contracts are valued daily based upon the closing prices of the forward currency rates determined at the close of the NYSE as provided by a bank, dealer or independent pricing service.

Senior loans are valued using a composite price from more than one broker or dealer as obtained from an independent pricing service.

Short-term securities are valued on the basis of amortized cost (which approximates market value), whereby a portfolio security is valued at its cost initially, and thereafter valued to reflect a constant amortization to maturity of any discount or premium.

Because many foreign markets close before the U.S. markets, events may occur between the close of the foreign market and the close of the U.S. markets that could have a material impact on the valuation of foreign securities. The Portfolios, under the supervision of the Board of Trustees, evaluate the impact of these events each day and may adjust the valuation of foreign securities to reflect the fair value as of the close of the U.S. markets. In addition, all securities for which market values are not readily available or deemed unreliable are appraised at fair value as determined in good faith under the direction of the Board of Trustees. As of June 30, 2009, the following Portfolios had aggregate investments valued at fair value (unrealized appreciation (depreciation) for futures contracts) as shown:

Fund Name	Total Amount of Fair Valued Securities	Percent of Net Assets
Balanced	$ 1	0.00%
Global Natural Resources	592	0.47%

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized securities gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Portfolio is informed of the ex-dividend date. Premium and discount on the purchase or bonds are amortized for both financial and tax reporting purposes over the remaining lives of the bonds. Interest income is recorded on the accrual basis. Gains and losses on paydowns on asset- and mortgage-backed securities are recorded as components of interest income.

Securities on a When-Issued or Delayed Delivery Basis. Each Portfolio may purchase securities on a "when-issued" basis, and may purchase or sell securities on a "delayed delivery" basis. "When-issued" or "delayed delivery" refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. Delivery and payment for securities that have been purchased by the Portfolio on a when-issued basis normally take place within six months and possibly as long as two years or more after the trade date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in

value prior to their delivery. The purchase of securities on a when-issued basis may increase the volatility of the Portfolio's net asset value to the extent the Portfolio executes such transactions while remaining substantially fully invested. When a Portfolio engages in when-issued or delayed delivery transactions, it relies on the buyer or seller, as the case may be, to complete the transaction. Their failure to do so may cause the Portfolio to lose the opportunity to obtain or dispose of the security at a price and yield it considers advantageous. The Portfolio maintains internally designated assets with a market value equal to or greater than the amount of its purchase commitments. The Portfolio may also sell securities that it purchased on a when-issued basis prior to settlement of the original purchase.

As of June 30, 2009, no Portfolio had purchased securities issued on a when-issued or delayed delivery basis.

Mortgage Dollar Roll Transactions. Certain Portfolios enter into dollar roll transactions on securities issued or to be issued by the Government National Mortgage Association, Federal National Mortgage Association and Federal Home Loan Mortgage Corporation, in which the Portfolio sells mortgage securities and simultaneously agrees to repurchase similar (same type, coupon and maturity) securities at a later date at an agreed upon price. During the period between the sale and repurchase, the Portfolio forgoes principal and interest paid on the mortgage securities sold. The Portfolio is compensated from negotiated fees paid by brokers offered as an inducement to the Portfolio to "roll over" their purchase commitments. These fees, if any, are recognized over the roll period and are included in Interest and amortization in the Statement of Operations. During the fiscal period ended June 30, 2009, Mortgage Securities engaged in this type of transaction.

Interest Only Obligations. These securities entitle the owner to receive only the interest portion from a bond, Treasury note or pool of mortgages. These securities are generally created by a third party separating a bond or pool of mortgages into distinct interest-only and principal-only securities. As the principal (par) amount of a bond or pool of mortgages is paid down, the amount of interest income earned by the owner will decline as well.

Credit Risk. Asset Strategy and High Income may invest in high-yield, non-investment-grade bonds, which may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Portfolios may acquire securities in default, and are not obligated to dispose of securities whose issuers subsequently default. As of June 30, 2009, Asset Strategy did not hold any securities that were in default. As of June 30, 2009, securities with an aggregate market value of $1,380, representing 0.74% of High Income's net assets, were in default.

Foreign Currency Translation. Each Portfolio's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service authorized by the Board of Trustees. Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Portfolio combines fluctuations from currency exchange rates and fluctuations in market value when computing net realized and unrealized gain or loss from investments. Foreign exchange rates are valued as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading, primarily using an independent pricing service authorized by the Board of Trustees.

Repurchase Agreements. Each Portfolio may purchase securities subject to repurchase agreements, which are instruments under which the Portfolio purchases a security and the seller (normally a commercial bank or broker-dealer) agrees, at the time of purchase, that it will repurchase the security at a specified time and price. Repurchase agreements are collateralized by the value of the resold securities which, during the entire period of the agreement, generally remains at least equal to the value of the loan, including accrued interest thereon. The collateral for the repurchase agreement is held by a custodian bank.

Investments with Off-Balance Sheet Risk. Each Portfolio, other than Money Market and the Pathfinder Portfolios, may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected in the Statement of Assets and Liabilities.

Income Taxes. It is the policy of each Portfolio to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Portfolio intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. Management of the Trust periodically reviews all tax positions to assess that it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of June 30, 2009, management believes that under this standard no liability for unrecognized tax positions is required. The Portfolios are subject to examination by U.S. federal and state authorities for returns filed for years after 2004.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Portfolio on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America.

Custodian Fees. "Custodian fees" in the Statement of Operations may include interest expense incurred by a Portfolio on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Portfolio pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Portfolio, at a rate equal to the Federal Funds Rate plus 0.50%. The "Earnings credit" line item, if applicable, represents earnings on cash balances maintained by that Portfolio during the period. Such interest expense and other custodian fees may be paid with these earnings.

Trustees' Fees. Fees paid to the Trustees can be paid in cash or deferred to a later date, at the election of each Trustee according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Portfolio records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations.

Indemnifications. The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnifications. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

Treasury's Temporary Guarantee Program. On October 3, 2008, the Board of Trustees of the Trust approved the participation by Money Market in the U.S. Department of the Treasury's Temporary Guarantee Program for Money Market

Funds through December 18, 2008 (the Program). Participation in the Program required a payment to the Treasury Department of 0.01% based on the net asset value of Money Market as of September 19, 2008. On November 24, 2008, the Treasury Department announced its decision to extend the Program for the period from December 19, 2008 through April 30, 2009; on March 31, 2009, the Program was further extended to September 18, 2009 (the Extended Program). The Board of Trustees of the Trust unanimously approved the continued participation of Money Market in the Extended Program. Participation in the Extended Program required a payment to the Treasury Department of 0.015% of the net asset value of Money Market as of September 19, 2008. The above expenses have been borne by Money Market without regard to any contractual or voluntary expense limitation currently in effect for the Portfolio.

Concentration of Risk. Certain Portfolios may have a significant investment in international securities. International investing involves additional risks including, but not limited to, currency fluctuations, political or economic conditions affecting the foreign country and differences in accounting standards and foreign regulations.

Other. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates. Management has performed a review for subsequent events through August 28, 2009, the date this report was issued.

2. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS

Management Fees. WRIMCO, a wholly owned subsidiary of Waddell & Reed, Inc. (W&R), serves as the Trust's investment adviser. WRIMCO provides advice and supervises investments, for which services it is paid a fee. Until September 30, 2006, the fee was payable by each Portfolio, except for Pathfinder Aggressive, Pathfinder Conservative, Pathfinder Moderate, Pathfinder Moderately Aggressive and Pathfinder Moderately Conservative (collectively, the Pathfinder Portfolios) at the following annual rates:

Portfolio	Net Asset Breakpoints	Annual Rate
Asset Strategy	Up to $1 Billion	0.700%
	Over $1 Billion up to $2 Billion	0.650%
	Over $2 Billion up to $3 Billion	0.600%
	Over $3 Billion	0.550%
Balanced	Up to $1 Billion	0.700%
	Over $1 Billion up to $2 Billion	0.650%
	Over $2 Billion up to $3 Billion	0.600%
	Over $3 Billion	0.550%
Bond	Up to $500 Million	0.525%
	Over $500 Million up to $1 Billion	0.500%
	Over $1 Billion up to $1.5 Billion	0.450%
	Over $1.5 Billion	0.400%

Portfolio (Continued)	Net Asset Breakpoints	Annual Rate
Core Equity	Up to $1 Billion	0.700%
	Over $1 Billion up to $2 Billion	0.650%
	Over $2 Billion up to $3 Billion	0.600%
	Over $3 Billion	0.550%
Dividend Opportunities	Up to $1 Billion	0.700%
	Over $1 Billion up to $2 Billion	0.650%
	Over $2 Billion up to $3 Billion	0.600%
	Over $3 Billion	0.550%
Energy	Up to $1 Billion	0.850%
	Over $1 Billion up to $2 Billion	0.830%
	Over $2 Billion up to $3 Billion	0.800%
	Over $3 Billion	0.760%
Global Natural Resources	Up to $500 Million	1.000%
	Over $500 Million up to $1 Billion	0.850%
	Over $1 Billion up to $2 Billion	0.830%
	Over $2 Billion up to $3 Billion	0.800%
	Over $3 Billion	0.760%
Growth	Up to $1 Billion	0.700%
	Over $1 Billion up to $2 Billion	0.650%
	Over $2 Billion up to $3 Billion	0.600%
	Over $3 Billion	0.550%
High Income	Up to $500 Million	0.625%
	Over $500 Million up to $1 Billion	0.600%
	Over $1 Billion up to $1.5 Billion	0.550%
	Over $1.5 Billion	0.500%
International Growth	Up to $1 Billion	0.850%
	Over $1 Billion up to $2 Billion	0.830%
	Over $2 Billion up to $3 Billion	0.800%
	Over $3 Billion	0.760%
International Value	Up to $1 Billion	0.850%
	Over $1 Billion up to $2 Billion	0.830%
	Over $2 Billion up to $3 Billion	0.800%
	Over $3 Billion	0.760%
Micro Cap Growth	Up to $1 Billion	0.950%
	Over $1 Billion up to $2 Billion	0.930%
	Over $2 Billion up to $3 Billion	0.900%
	Over $3 Billion	0.860%
Mid Cap Growth	Up to $1 Billion	0.850%
	Over $1 Billion up to $2 Billion	0.830%
	Over $2 Billion up to $3 Billion	0.800%
	Over $3 Billion	0.760%
Money Market	All Net Assets	0.400%
Mortgage Securities	Up to $500 Million	0.500%
	Over $500 Million up to $1 Billion	0.450%
	Over $1 Billion up to $1.5 Billion	0.400%
	Over $1.5 Billion	0.350%
Real Estate Securities	Up to $1 Billion	0.900%
	Over $1 Billion up to $2 Billion	0.870%
	Over $2 Billion up to $3 Billion	0.840%
	Over $3 Billion	0.800%
Science and Technology	Up to $1 Billion	0.850%
	Over $1 Billion up to $2 Billion	0.830%
	Over $2 Billion up to $3 Billion	0.800%
	Over $3 Billion	0.760%
Small Cap Growth	Up to $1 Billion	0.850%
	Over $1 Billion up to $2 Billion	0.830%
	Over $2 Billion up to $3 Billion	0.800%
	Over $3 Billion	0.760%
Small Cap Value	Up to $1 Billion	0.850%
	Over $1 Billion up to $2 Billion	0.830%
	Over $2 Billion up to $3 Billion	0.800%
	Over $3 Billion	0.760%

Portfolio (Continued)	Net Asset Breakpoints	Annual Rate
Value	Up to $1 Billion	0.700%
	Over $1 Billion up to $2 Billion	0.650%
	Over $2 Billion up to $3 Billion	0.600%
	Over $3 Billion	0.550%

Effective October 1, 2006, under terms of a settlement agreement reached in July 2006 (see Note 13), the fee is payable by each Portfolio, except the Pathfinder Portfolios, at the following annual rates:

Portfolio	Net Asset Breakpoints	Annual Rate
Asset Strategy	Up to $1 Billion	0.690%
	Over $1 Billion up to $2 Billion	0.650%
	Over $2 Billion up to $3 Billion	0.600%
	Over $3 Billion	0.550%
Balanced	Up to $1 Billion	0.700%
	Over $1 Billion up to $2 Billion	0.650%
	Over $2 Billion up to $3 Billion	0.600%
	Over $3 Billion	0.550%
Bond	Up to $500 Million	0.485%
	Over $500 Million up to $1 Billion	0.500%
	Over $1 Billion up to $1.5 Billion	0.450%
	Over $1.5 Billion	0.400%
Core Equity	Up to $1 Billion	0.650%
	Over $1 Billion up to $2 Billion	0.650%
	Over $2 Billion up to $3 Billion	0.600%
	Over $3 Billion	0.550%
Dividend Opportunities	Up to $1 Billion	0.700%
	Over $1 Billion up to $2 Billion	0.650%
	Over $2 Billion up to $3 Billion	0.600%
	Over $3 Billion	0.550%
Energy	Up to $1 Billion	0.850%
	Over $1 Billion up to $2 Billion	0.830%
	Over $2 Billion up to $3 Billion	0.800%
	Over $3 Billion	0.760%
Global Natural Resources	Up to $500 Million	1.000%
	Over $500 Million up to $1 Billion	0.850%
	Over $1 Billion up to $2 Billion	0.830%
	Over $2 Billion up to $3 Billion	0.800%
	Over $3 Billion	0.760%
Growth	Up to $1 Billion	0.670%
	Over $1 Billion up to $2 Billion	0.650%
	Over $2 Billion up to $3 Billion	0.600%
	Over $3 Billion	0.550%
High Income	Up to $500 Million	0.575%
	Over $500 Million up to $1 Billion	0.600%
	Over $1 Billion up to $1.5 Billion	0.550%
	Over $1.5 Billion	0.500%
International Growth	Up to $1 Billion	0.820%
	Over $1 Billion up to $2 Billion	0.830%
	Over $2 Billion up to $3 Billion	0.800%
	Over $3 Billion	0.760%
International Value	Up to $1 Billion	0.850%
	Over $1 Billion up to $2 Billion	0.830%
	Over $2 Billion up to $3 Billion	0.800%
	Over $3 Billion	0.760%
Micro Cap Growth	Up to $1 Billion	0.950%
	Over $1 Billion up to $2 Billion	0.930%
	Over $2 Billion up to $3 Billion	0.900%
	Over $3 Billion	0.860%
Mid Cap Growth	Up to $1 Billion	0.830%
	Over $1 Billion up to $2 Billion	0.830%
	Over $2 Billion up to $3 Billion	0.800%
	Over $3 Billion	0.760%

Portfolio (Continued)	Net Asset Breakpoints	Annual Rate
Money Market	All Net Assets	0.400%
Mortgage Securities	Up to $500 Million	0.500%
	Over $500 Million up to $1 Billion	0.450%
	Over $1 Billion up to $1.5 Billion	0.400%
	Over $1.5 Billion	0.350%
Real Estate Securities	Up to $1 Billion	0.900%
	Over $1 Billion up to $2 Billion	0.870%
	Over $2 Billion up to $3 Billion	0.840%
	Over $3 Billion	0.800%
Science and Technology	Up to $1 Billion	0.830%
	Over $1 Billion up to $2 Billion	0.830%
	Over $2 Billion up to $3 Billion	0.800%
	Over $3 Billion	0.760%
Small Cap Growth	Up to $1 Billion	0.830%
	Over $1 Billion up to $2 Billion	0.830%
	Over $2 Billion up to $3 Billion	0.800%
	Over $3 Billion	0.760%
Small Cap Value	Up to $1 Billion	0.850%
	Over $1 Billion up to $2 Billion	0.830%
	Over $2 Billion up to $3 Billion	0.800%
	Over $3 Billion	0.760%
Value	Up to $1 Billion	0.690%
	Over $1 Billion up to $2 Billion	0.650%
	Over $2 Billion up to $3 Billion	0.600%
	Over $3 Billion	0.550%

Effective August 6, 2007, the fee is contractually payable by Bond as follows:

Bond	Up to $1 Billion	0.475%
	Over $1 Billion up to $1.5 Billion	0.450%
	Over $1.5 Billion	0.400%

The management fee for each Portfolio as described above is accrued and paid daily.

The Pathfinder Portfolios pay no management fees; however, WRIMCO receives management fees from the underlying funds.

WRIMCO has agreed to waive a Portfolio's investment management fee on any Portfolio, except the Pathfinder Portfolios, that is not subadvised on any day that the Portfolio's net assets are less than $25 million, subject to its right to change or modify this waiver.

WRIMCO has entered into Subadvisory Agreements with the following entities on behalf of certain Portfolios.

Under agreements between WRIMCO and the named entities, the following serve as sub-advisors to certain Portfolios: Mackenzie Financial Corporation serves as subadvisor to Global Natural Resources. Wall Street Associates serves as subadvisor to Micro Cap Growth. Advantus Capital Management, Inc. serves as subadvisor to Mortgage Securities and Real Estate Securities. Each subadvisor makes investment decisions in accordance with the Portfolio's investment objectives, policies and restrictions under the supervision of WRIMCO and the Board of Trustees. WRIMCO pays all costs associated with retaining the subadvisors. From August 20, 2003 to May 26, 2009, Templeton Investment Counsel, LLC served as subadvisor to International Value. Effective May 27, 2009, WRIMCO serves as investment advisor to International Value.

Accounting Services Fees. The Trust has an Accounting Services Agreement with Waddell & Reed Services Company (WRSCO), an affiliate of W&R. Under the agreement, WRSCO acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Portfolio records, pricing of Portfolio shares and preparation of certain shareholder reports. For these services, each Portfolio (excluding Pathfinder Portfolios) pays WRSCO a monthly fee of one-twelfth of the annual fee shown in the following table:

Accounting Services Fee		
Average Net Asset Level (in millions)		Annual Fee Rate for Each Level
From $ 0 to $ 10		$ 0
From $ 10 to $ 25		$ 11.5
From $ 25 to $ 50		$ 23.1
From $ 50 to $ 100		$ 35.5
From $ 100 to $ 200		$ 48.4
From $ 200 to $ 350		$ 63.2
From $ 350 to $ 550		$ 82.5
From $ 550 to $ 750		$ 96.3
From $ 750 to $ 1,000		$ 121.6
From $1,000 and Over		$ 148.5

Under the Accounting Services Agreement, each Pathfinder Portfolio pays WRSCO a monthly fee of one-twelfth of the annual fee shown in the following table.

Accounting Services Fee

Average Net Asset Level (in millions)				Annual Fee Rate for Each Level
From	$ 0	to	$ 10	$ 0
From	$ 10	to	$ 25	$ 5.75
From	$ 25	to	$ 50	$ 11.55
From	$ 50	to	$ 100	$ 17.75
From	$ 100	to	$ 200	$ 24.20
From	$ 200	to	$ 350	$ 31.60
From	$ 350	to	$ 550	$ 41.25
From	$ 550	to	$ 750	$ 48.15
From	$ 750	to	$ 1,000	$ 60.80
From	$1,000 and Over			$ 74.25

Administrative Fee. Each Portfolio also pays WRSCO a monthly fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee is voluntarily waived by WRSCO until a Portfolio's net assets are at least $10 million.

Transfer Agency. Under the Transfer Agency Agreement between the Trust and WRSCO, each Portfolio reimburses WRSCO for certain out-of-pocket costs.

Service Plan. Under a Service Plan adopted by the Trust pursuant to Rule 12b–1 under the Investment Company Act of 1940, each Portfolio, except Money Market, may pay a service fee to W&R in an amount not to exceed 0.25% of the Portfolio's average annual net assets. The fee is to be paid to compensate W&R for amounts it expends in connection with the provision of personal services to Policyowners and/or maintenance of Policyowner accounts.

Expense Reimbursements and/or Waivers. During the fiscal period ended June 30, 2009, the following amounts were waived as a result of the reduced management fees related to the NYAG settlement (discussed in Note 13):

Asset Strategy	$ 36
Bond	86
Core Equity	90
Growth	109
High Income	41
International Growth	23
Mid Cap Growth	5
Science and Technology	23
Small Cap Growth	28
Value	11

During the fiscal period ended June 30, 2009, the following amounts were waived as a result of the reduced management fees related to the voluntary waiver of management fee to any Portfolio, excluding Pathfinder Portfolios, having less than $25 million in net assets:

Energy	$71

3. INVESTMENT VALUATIONS

In accordance with Accounting Standards Codification (ASC) Section 820-10 (formerly Financial Accounting Standard 157), fair value is defined as the price that each Portfolio would receive upon selling an asset or paying to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820-10 also establishes a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation. The three-tier hierarchy of inputs is summarized below.

Level 1 – unadjusted quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including each Portfolio's own assumptions in determining the fair value of investments)

The following tables summarize the valuation of each Portfolio's investments by the above ASC 820-10 fair value hierarchy levels as of June 30, 2009:

Portfolio	Level 1	Level 2	Level 3
Pathfinder Aggressive			
Investments in Securities			
Affiliated Mutual Funds	$ 49,039	$ —	$ —
Short-Term Securities	—	92	—
	49,039	92	—
Other Financial Instruments+	—	—	—
Total	$ 49,039	$ 92	$ —
Pathfinder Conservative			
Investments in Securities			
Affiliated Mutual Funds	$ 31,997	$ —	$ —
Short-Term Securities	—	121	—
	31,997	121	—
Other Financial Instruments+	—	—	—
Total	$ 31,997	$ 121	$ —

+*Other financial instruments are derivative instruments not reflected in the Schedule of Investments, such as written options, futures, forward foreign currency contracts and swap contracts.*

Portfolio (Continued)	Level 1	Level 2	Level 3
Pathfinder Moderate			
Investments in Securities			
Affiliated Mutual Funds........	$161,245	$ —	$ —
Short-Term Securities.........	—	1,545	—
	161,245	1,545	—
Other Financial Instruments+ ..	—	—	—
Total	$161,245	$ 1,545	$ —
Pathfinder Moderately Aggressive			
Investments in Securities			
Affiliated Mutual Funds........	$202,557	$ —	$ —
Short-Term Securities.........	—	553	—
	202,557	553	—
Other Financial Instruments+ ..	—	—	—
Total	$202,557	$ 553	$ —
Pathfinder Moderately Conservative			
Investments in Securities			
Affiliated Mutual Funds........	$ 68,551	$ —	$ —
Short-Term Securities.........	—	312	—
	68,551	312	—
Other Financial Instruments+ ..	—	—	—
Total	$ 68,551	$ 312	$ —
Asset Strategy			
Investments in Securities			
Common Stocks.............	$528,451	$ 5,533	$ —
Investment Funds............	—	—	1,122
Corporate Debt Securities......	—	41,625	—
Municipal Bonds.............	—	6,241	—
Put Options	—	—	12,543
Senior Loans	—	1,309	—
United States Government Agency Obligations..........	—	10,911	—
Bullion	131,057	—	—
Short-Term Securities	—	65,789	—
	659,508	131,408	13,665
Other Financial Instruments+ ..	—	(414)	—
Total	$659,508	$130,994	$13,665
Balanced			
Investments in Securities			
Common Stocks.............	$234,065	$ —	$ —
Corporate Debt Securities......	—	40,588	1
United States Government Agency Obligations.........	—	12,450	—
United States Government Obligations...............	—	58,784	—
Short-Term Securities	—	393	—
	234,065	112,215	1
Other Financial Instruments+ ..	—	—	—
Total	$234,065	$112,215	$ 1

Portfolio (Continued)	Level 1	Level 2	Level 3
Bond			
Investments in Securities			
Corporate Debt Securities.......	$ —	$181,181	$ 502
Municipal Bonds	—	1,321	—
Other Government Securities	—	3,234	—
United States Government Agency Obligations.........	—	124,769	7,843
United States Government Obligations	—	32,928	—
Short-Term Securities..........	—	16,778	—
	—	360,211	8,345
Other Financial Instruments+...	—	—	—
Total	$ —	$360,211	$ 8,345
Core Equity			
Investments in Securities			
Common Stocks.............	$366,303	$ —	$ —
Short-Term Securities..........	—	7,263	—
	366,303	7,263	—
Other Financial Instruments+...	—	—	—
Total	$366,303	$ 7,263	$ —
Dividend Opportunities			
Investments in Securities			
Common Stocks.............	$141,601	$ —	$ —
Short-Term Securities..........	—	18,152	—
	141,601	18,152	—
Other Financial Instruments+...	—	—	—
Total	$141,601	$ 18,152	$ —
Energy			
Investments in Securities			
Common Stocks.............	$ 22,627	$ —	$ —
Short-Term Securities..........	—	2,457	—
	22,627	2,457	—
Other Financial Instruments+...	—	—	—
Total	$ 22,627	$ 2,457	$ —
Global Natural Resources			
Investments in Securities			
Common Stocks and Rights	$106,686	$ 893	$ 168
Preferred Stocks..............	4,578	—	348
Call Options.................	3,892	—	—
Corporate Debt Securities.......	—	498	76
Short-Term Securities..........	—	7,191	—
	115,156	8,582	592
Other Financial Instruments+...	134	(40)	—
Total	$115,290	$ 8,542	$ 592
Growth			
Investments in Securities			
Common Stocks.............	$766,123	$ —	$ —
Short-Term Securities..........	—	14,804	—
	766,123	14,804	—
Other Financial Instruments+...	—	—	—
Total	$766,123	$ 14,804	$ —

+Other financial instruments are derivative instruments not reflected in the Schedule of Investments, such as written options, futures, forward foreign currency contracts and swap contracts.

Portfolio (Continued)	Level 1	Level 2	Level 3
High Income			
Investments in Securities			
Common Stocks	$ 550	$ —	$ —
Corporate Debt Securities	—	168,499	693
Senior Loans	—	10,029	—
Short-Term Securities	—	6,222	—
	550	184,750	693
Other Financial Instruments+ . .	—	—	—
Total	$ 550	$184,750	$ 693
International Growth			
Investments in Securities			
Common Stocks and Rights	$160,062	$ 180	$ —
Preferred Stocks	4,363	—	—
Short-Term Securities	—	8,584	—
	164,425	8,764	—
Other Financial Instruments+ . .	—	—	—
Total	$164,425	$ 8,764	$ —
International Value			
Investments in Securities			
Common Stocks	$396,885	$ 16,277	$ —
Preferred Stocks	5,380	—	—
Short-Term Securities	—	7,777	—
	402,265	24,054	—
Other Financial Instruments+ . .	—	—	—
Total	$402,265	$ 24,054	$ —
Micro Cap Growth			
Investments in Securities			
Common Stocks	$ 32,033	$ —	$ —
Short-Term Securities	—	113	—
	32,033	113	—
Other Financial Instruments+ . .	—	—	—
Total	$ 32,033	$ 113	$ —
Mid Cap Growth			
Investments in Securities			
Common Stocks	$ 59,004	$ —	$ —
Call Options	—	—	115
Corporate Debt Securities	—	106	—
Short-Term Securities	—	7,150	—
	59,004	7,256	115
Other Financial Instruments+ . .	—	—	(139)
Total	$ 59,004	$ 7,256	$ (24)
Money Market			
Investments in Securities			
Corporate Obligations	$ —	$186,563	$ —
Municipal Obligations	—	22,815	—
United States Government Agency Obligations	—	7,961	—
	—	217,339	—
Other Financial Instruments+ . .	—	—	—
Total	$ —	$217,339	$ —

Portfolio (Continued)	Level 1	Level 2	Level 3
Mortgage Securities			
Investments in Securities			
Corporate Debt Securities	$ —	$ 4,440	$ 209
United States Government Agency Obligations	—	18,337	—
Short-Term Securities	—	7,640	—
	—	30,417	209
Other Financial Instruments+ . . .	(5)	—	—
Total	$ (5)	$ 30,417	$ 209
Real Estate Securities			
Investments in Securities			
Common Stocks	$ 23,396	$ —	$ —
Investment Funds	31	—	—
Short-Term Securities	—	979	—
	23,427	979	—
Other Financial Instruments+ . . .	—	—	—
Total	$ 23,427	$ 979	$ —
Science and Technology			
Investments in Securities			
Common Stocks	$211,825	$ —	$ —
Corporate Debt Securities	—	9,814	—
Short-Term Securities	—	29,962	—
	211,825	39,776	—
Other Financial Instruments+ . . .	—	—	—
Total	$211,825	$ 39,776	$ —
Small Cap Growth			
Investments in Securities			
Common Stocks	$283,729	$ —	$ —
Short-Term Securities	—	34,059	—
	283,729	34,059	—
Other Financial Instruments+ . . .	—	—	—
Total	$283,729	$ 34,059	$ —
Small Cap Value			
Investments in Securities			
Common Stocks	$147,285	$ —	$ —
Short-Term Securities	—	13,962	—
	147,285	13,962	—
Other Financial Instruments+ . . .	—	—	—
Total	$147,285	$ 13,962	$ —
Value			
Investments in Securities			
Common Stocks	$223,205	$ —	$ —
Preferred Stocks	—	2,049	—
Short-Term Securities	—	3,249	—
	223,205	5,298	—
Other Financial Instruments+ . . .	(48)	—	(77)
Total	$223,157	$ 5,298	$ (77)

+Other financial instruments are derivative instruments not reflected in the Schedule of Investments, such as written options, futures, forward foreign currency contracts and swap contracts.

The following tables are a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Common Stocks	Preferred Stocks	Investment Funds	Corporate Debt Securities	Put Options	United States Government Agency Obligations
Asset Strategy						
Beginning Balance 1-1-09	$ —	$ —	$ 969	$ —	$ —	$ —
Net realized gain (loss)	—	—	—	—	—	—
Net unrealized appreciation (depreciation)	—	—	(89)	—	(13,283)	—
Net purchases (sales)	—	—	242	—	25,826	—
Transfers in and/or (out) of Level 3 during the period	—	—	—	—	—	—
Ending Balance 6-30-09	$ —	$ —	$ 1,122	$ —	$ 12,543	$ —
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 6-30-09	$ —	$ —	$ (89)	$ —	$ (13,283)	$ —
Balanced						
Beginning Balance 1-1-09	$ —	$ —	$ —	$ 2	$ —	$ —
Net realized gain (loss)	—	—	—	(80)	—	—
Net unrealized appreciation (depreciation)	—	—	—	118	—	—
Net purchases (sales)	—	—	—	(39)	—	—
Transfers in and/or (out) of Level 3 during the period	—	—	—	—	—	—
Ending Balance 6-30-09	$ —	$ —	$ —	$ 1	$ —	$ —
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 6-30-09	$ —	$ —	$ —	$ 118	$ —	$ —
Bond						
Beginning Balance 1-1-09	$ —	$ —	$ —	$ 522	$ —	$ —
Net realized gain (loss)	—	—	—	(348)	—	—
Net unrealized appreciation (depreciation)	—	—	—	525	—	—
Net purchases (sales)	—	—	—	(197)	—	—
Transfers in and/or (out) of Level 3 during the period	—	—	—	—	—	7,843
Ending Balance 6-30-09	$ —	$ —	$ —	$ 502	$ —	$ 7,843
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 6-30-09	$ —	$ —	$ —	$ 655	$ —	$ 130
Global Natural Resources						
Beginning Balance 1-1-09	$ 280	$ 409	$ —	$ 77	$ —	$ —
Net realized gain (loss)	—	—	—	—	—	—
Net unrealized appreciation (depreciation)	(112)	(61)	—	(1)	—	—
Net purchases (sales)	—	—	—	—	—	—
Transfers in and/or (out) of Level 3 during the period	—	—	—	—	—	—
Ending Balance 6-30-09	$ 168	$ 348	$ —	$ 76	$ —	$ —
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 6-30-09	$ (112)	$ (61)	$ —	$ (1)	$ —	$ —
High Income						
Beginning Balance 1-1-09	$ —	$ —	$ —	$ 1,935	$ —	$ —
Net realized gain (loss)	—	—	—	(499)	—	—
Net unrealized appreciation (depreciation)	—	—	—	630	—	—
Net purchases (sales)	—	—	—	(120)	—	—
Transfers in and/or (out) of Level 3 during the period	—	—	—	(1,253)	—	—
Ending Balance 6-30-09	$ —	$ —	$ —	$ 693	$ —	$ —
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 6-30-09	$ —	$ —	$ —	$ 12	$ —	$ —

	Common Stocks	Corporate Debt Securities	Put Options	Call Options	Other Financial Instruments+
International Growth					
Beginning Balance 1-1-09	$ 2,508	$ —	$ —	$ —	$ —
Net realized gain (loss).	—	—	—	—	—
Net unrealized appreciation (depreciation)	—	—	—	—	—
Net purchases (sales)	—	—	—	—	—
Transfers in and/or (out) of Level 3 during the period	(2,508)	—	—	—	—
Ending Balance 6-30-09	$ —	$ —	$ —	$ —	$ —
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 6-30-09	$ —	$ —	$ —	$ —	$ —
Mid Cap Growth					
Beginning Balance 1-1-09	$ —	$ —	$ —	$ —	$ —
Net realized gain (loss).	—	—	—	—	—
Net unrealized appreciation (depreciation)	—	—	—	(64)	23
Net purchases (sales)	—	—	—	179	(162)
Transfers in and/or (out) of Level 3 during the period	—	—	—	—	—
Ending Balance 6-30-09	$ —	$ —	$ —	$ 115	$ (139)
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 6-30-09	$ —	$ —	$ —	$ (64)	$ 23
Mortgage Securities					
Beginning Balance 1-1-09	$ —	$ 217	$ —	$ —	$ —
Net realized gain (loss).	—	—*	—	—	—
Net unrealized appreciation (depreciation)	—	—*	—	—	—
Net purchases (sales)	—	(8)	—	—	—
Transfers in and/or (out) of Level 3 during the period	—	—	—	—	—
Ending Balance 6-30-09	$ —	$ 209	$ —	$ —	$ —
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 6-30-09	$ —	$ —*	$ —	$ —	$ —
Science and Technology					
Beginning Balance 1-1-09	$ —	$ —	$ 981	$ —	$ (1,458)
Net realized gain (loss).	—	—	(999)	—	1,041
Net unrealized appreciation (depreciation)	—	—	187	—	(916)
Net purchases (sales)	—	—	(169)	—	1,333
Transfers in and/or (out) of Level 3 during the period	—	—	—	—	—
Ending Balance 6-30-09	$ —	$ —	$ —	$ —	$ —
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 6-30-09	$ —	$ —	$ —	$ —	$ —
Value					
Beginning Balance 1-1-09	$ —	$ —	$ —	$ —	$ (221)
Net realized gain (loss).	—	—	—	—	168
Net unrealized appreciation (depreciation)	—	—	—	—	99
Net purchases (sales)	—	—	—	—	(123)
Transfers in and/or (out) of Level 3 during the period	—	—	—	—	—
Ending Balance 6-30-09	$ —	$ —	$ —	$ —	$ (77)
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 6-30-09	$ —	$ —	$ —	$ —	$ 99

*Not shown due to rounding.

+Other financial instruments are derivative instruments not reflected in the Schedule of Investments, such as written options, futures, forward foreign currency contracts and swap contracts.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments if applicable, are included on the Statement of Operations on separate lines of the Realized and Unrealized Gain (Loss) section for the corresponding security type indicated above. Additionally, the Net change in unrealized appreciation for all Level 3 investments still held as of 6-30-09, if applicable, is included on the Statement of Operations on the lines of the Net change in unrealized appreciation (depreciation) section for the corresponding security type indicated above.

Securities' values included in the reconciliations above have been primarily determined through the use of a single quote (or multiple quotes) from dealer(s) in the securities using proprietary valuation models. These quotes involve significant unobservable inputs, and thus the related securities are classified as Level 3 investments.

4. INVESTMENT SECURITIES TRANSACTIONS

For the fiscal period ended June 30, 2009, the cost of purchases and the proceeds from maturities and sales of investment securities, other than U.S. Government and short-term securities, were as follows:

	Purchases	Sales
Pathfinder Aggressive................	$ 5,811	$ 1,013
Pathfinder Conservative..............	20,396	883
Pathfinder Moderate	79,367	358
Pathfinder Moderately Aggressive.......	81,560	174
Pathfinder Moderately Conservative	37,561	2,456
Asset Strategy	542,308	295,557
Balanced.........................	59,198	52,782
Bond............................	75,532	12,700
Core Equity	199,080	220,943
Dividend Opportunities...............	44,552	15,321
Energy..........................	2,192	1,361
Global Natural Resources.............	69,474	52,193
Growth..........................	177,142	178,291
High Income	66,640	48,405
International Growth	59,909	38,639
International Value..................	336,865	308,050
Micro Cap Growth	7,742	8,176
Mid Cap Growth...................	15,014	8,896
Money Market	—	—
Mortgage Securities	—	44,176
Real Estate Securities	5,939	5,668
Science and Technology..............	47,916	77,592
Small Cap Growth	46,181	83,937
Small Cap Value	65,960	66,945
Value...........................	92,460	91,776

Purchases and proceeds from maturities and sales of U.S. Government securities were:

	Purchases	Sales
Asset Strategy	$ 34,264	$ 39,260
Balanced.........................	—	940
Bond............................	3,099	40,231
Mortgage Securities	43,095	2,276

5. FEDERAL INCOME TAX MATTERS

For Federal income tax purposes, the Portfolios' distributed and undistributed earnings and profit for the fiscal year ended December 31, 2008 and the related net capital losses and post-October activity were as follows:

	Pathfinder Aggressive	Pathfinder Conservative	Pathfinder Moderate	Pathfinder Moderately Aggressive	Pathfinder Moderately Conservative	Asset Strategy
Net ordinary income................	$ 253	$ 23	$ 291	$ 534	$ 78	$ 3,018
Distributed ordinary income	—	—	—	—	—	36,718
Undistributed ordinary income	253	23	291	534	78	3,017
Realized long term capital gains.......	445	37	527	966	162	78,978
Distributed long term capital gains	—	—	—	—	—	27,292
Undistributed long term capital gains ...	445	37	527	966	162	78,973
Post-October losses deferred	—	—	—	—	—	53,298

	Balanced	Bond	Core Equity	Dividend Opportunities	Energy	Global Natural Resources
Net ordinary income................	$7,290	$13,698	$ 3,939	$1,438	$ —	$ —
Distributed ordinary income	472	306	5,001	143	45	6,392
Undistributed ordinary income	7,290	13,694	3,932	1,434	—	—
Realized long term capital gains.......	2,098	—	—	—	—	—
Distributed long term capital gains	329	—	10,724	235	14	3,418
Undistributed long term capital gains ...	2,095	—	—	—	—	—
Tax return of capital................	—	—	—	—	1	5
Post-October losses deferred	—	—	16,979	1,956	—	8,253

	Growth	High Income	International Growth	International Value	Micro Cap Growth	Mid Cap Growth
Net ordinary income................	$ 2,985	$16,680	$ 2,686	$ 15,262	$ —	$ —
Distributed ordinary income	—	1,165	570	4,194	—	166
Undistributed ordinary income	2,985	16,673	2,683	15,258	—	—
Realized long term capital gains	22,104	—	—	24,549	—	—
Distributed long term capital gains	10,490	—	4,743	9,017	—	754
Undistributed long term capital gains ...	22,098	—	—	24,546	—	—
Tax return of capital	—	—	—	—	—	1
Post-October losses deferred	20,302	3,480	15,047	—	264	363

	Money Market	Mortgage Securities	Real Estate Securities	Science and Technology	Small Cap Growth	Small Cap Value
Net ordinary income................	$2,836	$1,397	$ 828	$ 945	$ 1,290	$ —
Distributed ordinary income	2,825	302	253	4,171	1,797	3,274
Undistributed ordinary income	15	1,396	826	944	1,285	—
Realized long term capital gains	—	—	—	15,597	—	—
Distributed long term capital gains	—	—	730	4,240	4,208	624
Undistributed long term capital gains ...	—	—	—	15,597	—	—
Tax return of capital	—	—	—	—	—	2
Post-October losses deferred	—	174	2,953	290	4,139	4,009

	Value
Net ordinary income................	$4,576
Distributed ordinary income	752
Undistributed ordinary income	4,569
Realized long term capital gains	—
Distributed long term capital gains	2,336
Undistributed long term capital gains ...	—
Post-October losses deferred	8,125

Internal Revenue Code regulations permit each Portfolio to defer into its next fiscal year net capital losses or net long-term capital losses and currency losses incurred between each November 1 and the end of its fiscal year (post-October losses).

Capital loss carryovers are available to offset future realized capital gain net income incurred in the eight taxable years succeeding the loss year for Federal income tax purposes. The following tables show the totals by year in which the capital loss carryovers will expire if not utilized.

	Bond	Core Equity	Dividend Opportunities	Energy	Global Natural Resources	Growth
December 31, 2009................	$ —	$ —	$ —	$ —	$ —	$18,208
December 31, 2010................	—	2,963	—	—	—	9,862
December 31, 2014................	1,922	—	—	—	—	—
December 31, 2015................	376	—	—	—	—	—
December 31, 2016................	—	1,098	4,170	1,276	2,122	—
Total carryover	$2,298	$ 4,061	$ 4,170	$1,276	$2,122	$28,070

	High Income	International Growth	Micro Cap Growth	Mid Cap Growth	Mortgage Securities	Real Estate Securities
December 31, 2009................	$ 9,638	$ —	$ —	$ —	$ —	$ —
December 31, 2010................	13,912	—	1,352	—	—	—
December 31, 2013................	—	—	—	—	28	—
December 31, 2014................	1,102	—	—	—	168	—
December 31, 2016................	9,327	8,420	765	998	292	1,888
Total carryover...................	$33,979	$ 8,420	$ 2,117	$998	$488	$1,888

	Small Cap Growth	Small Cap Value	Value
December 31, 2009................	$12,729	$ —	$ —
December 31, 2010................	10,215	—	—
December 31, 2016................	22,325	28,940	22,440
Total carryover...................	$45,269	$ 28,940	$22,440

Advantus Core Equity Portfolio was merged into Ivy Funds VIP Core Equity (formerly Target Core Equity Portfolio) as of September 22, 2003. At the time of the merger, Advantus Core Equity Portfolio had capital loss carryovers available to offset future gains of the Ivy Funds VIP Core Equity. These carryovers are limited to $1,976 for the period ending December 31, 2009 and $988 for the period ending December 31, 2010 plus any unused limitations from prior years.

Advantus Small Company Growth Portfolio was merged into Ivy Funds VIP Small Cap Growth (formerly Target Small Cap Growth Portfolio) as of September 22, 2003. At the time of the merger, Advantus Small Company Growth Portfolio had capital loss carryovers available to offset future gains of the Ivy Funds VIP Small Cap Growth. These carryovers are limited to $15,296 for the period ending December 31, 2009 and $7,648 for the period ending December 31, 2010 plus any unused limitations from prior years.

Target Limited-Term Bond Portfolio was merged into Ivy Funds VIP Bond (formerly Target Bond Portfolio) as of August 5, 2007. At the time of the merger, Target Limited-Term Bond Portfolio had capital loss carryovers available to offset future gains of the Ivy Funds VIP Bond. These carryovers amount to $207 as of December 31, 2008 and will expire if not utilized by December 31, 2014.

6. CAPITAL SHARE TRANSACTIONS

Transactions in capital stock are summarized below.

Portfolio	Six months ended 6-30-09		Fiscal year ended 12-31-08	
	Shares	Value	Shares	Value
Pathfinder Aggressive				
Shares issued from sale of shares	1,516	$ 5,464	11,662	$ 55,995
Shares issued in reinvestment of dividends and/or capital gains distribution	179	701	—	—
Shares redeemed	(459)	(1,653)	(400)	(1,647)
Net increase	1,236	$ 4,512	11,262	$ 54,348
Pathfinder Conservative				
Shares issued from sale of shares	4,584	$ 20,051	2,781	$ 12,959
Shares issued in reinvestment of dividends and/or capital gains distribution	13	62	—	—
Shares redeemed	(318)	(1,423)	(92)	(422)
Net increase	4,279	$ 18,690	2,689	$ 12,537
Pathfinder Moderate				
Shares issued from sale of shares	19,014	$ 76,687	19,483	$ 88,394
Shares issued in reinvestment of dividends and/or capital gains distribution	198	828	—	—
Shares redeemed	(237)	(936)	(176)	(768)
Net increase	18,975	$ 76,579	19,307	$ 87,626
Pathfinder Moderately Aggressive				
Shares issued from sale of shares	19,651	$ 77,909	29,124	$ 135,501
Shares issued in reinvestment of dividends and/or capital gains distribution	366	1,511	—	—
Shares redeemed	(318)	(1,216)	(298)	(1,406)
Net increase	19,699	$ 78,204	28,826	$ 134,095
Pathfinder Moderately Conservative				
Shares issued from sale of shares	8,627	$ 36,659	7,533	$ 34,821
Shares issued in reinvestment of dividends and/or capital gains distribution	56	246	—	—
Shares redeemed	(715)	(2,946)	(68)	(327)
Net increase	7,968	$ 33,959	7,465	$ 34,494
Asset Strategy				
Shares issued from sale of shares	16,412	$135,999	12,786	$ 145,585
Shares issued in reinvestment of dividends and/or capital gains distribution	10,547	81,904	7,811	64,009
Shares redeemed	(6,738)	(55,808)	(12,698)	(133,230)
Net increase	20,221	$162,095	7,899	$ 76,364

Portfolio (Continued)	Six months ended 6-30-09		Fiscal year ended 12-31-08	
	Shares	Value	Shares	Value
Balanced				
Shares issued from sale of shares	573	$ 4,223	1,515	$ 13,511
Shares issued in reinvestment of dividends and/or capital gains distribution	1,274	9,390	106	801
Shares redeemed	(4,786)	(34,874)	(9,774)	(85,675)
Net decrease	(2,939)	$ (21,261)	(8,153)	$ (71,363)
Bond				
Shares issued from sale of shares	10,258	$ 54,642	17,868	$ 94,325
Shares issued in reinvestment of dividends and/or capital gains distribution	2,605	13,706	57	306
Shares redeemed	(5,769)	(30,789)	(10,946)	(57,664)
Net increase	7,094	$ 37,559	6,979	$ 36,967
Core Equity				
Shares issued from sale of shares	549	$ 4,234	1,250	$ 13,531
Shares issued in reinvestment of dividends and/or capital gains distribution	496	3,944	2,009	15,725
Shares redeemed	(5,063)	(37,939)	(11,241)	(123,309)
Net decrease	(4,018)	$ (29,761)	(7,982)	$ (94,053)
Dividend Opportunities				
Shares issued from sale of shares	8,642	$ 41,873	11,200	$ 73,540
Shares issued in reinvestment of dividends and/or capital gains distribution	301	1,506	77	379
Shares redeemed	(1,696)	(7,958)	(2,280)	(14,780)
Net increase	7,247	$ 35,421	8,997	$ 59,139
Energy				
Shares issued from sale of shares	978	$ 3,946	2,610	$ 17,103
Shares issued in reinvestment of dividends and/or capital gains distribution	—	—	17	61
Shares redeemed	(431)	(1,589)	(1,078)	(5,872)
Net increase	547	$ 2,357	1,549	$ 11,292
Global Natural Resources				
Shares issued from sale of shares	8,577	$ 35,217	4,707	$ 32,047
Shares issued in reinvestment of dividends and/or capital gains distribution	—	—	3,097	9,814
Shares redeemed	(2,057)	(7,877)	(3,146)	(22,116)
Net increase	6,520	$ 27,340	4,658	$ 19,745
Growth				
Shares issued from sale of shares	4,559	$ 34,051	7,593	$ 74,487
Shares issued in reinvestment of dividends and/or capital gains distribution	3,325	25,102	1,433	10,490
Shares redeemed	(8,549)	(62,591)	(17,312)	(174,127)
Net decrease	(665)	$ (3,438)	(8,286)	$ (89,150)
High Income				
Shares issued from sale of shares	5,606	$ 14,909	4,317	$ 13,202
Shares issued in reinvestment of dividends and/or capital gains distribution	6,254	16,681	477	1,165
Shares redeemed	(3,879)	(10,431)	(12,457)	(36,457)
Net increase (decrease)	7,981	$ 21,159	(7,663)	$ (22,090)
International Growth				
Shares issued from sale of shares	3,106	$ 17,691	4,761	$ 39,783
Shares issued in reinvestment of dividends and/or capital gains distribution	454	2,689	911	5,313
Shares redeemed	(2,752)	(15,186)	(5,445)	(45,873)
Net increase (decrease)	808	$ 5,194	227	$ (777)

Portfolio (Continued)	Six months ended 6-30-09		Fiscal year ended 12-31-08	
	Shares	Value	Shares	Value
International Value				
Shares issued from sale of shares	2,542	$ 29,708	4,300	$ 73,282
Shares issued in reinvestment of dividends and/or capital gains distribution.	3,376	39,813	1,099	13,212
Shares redeemed	(2,244)	(25,697)	(3,362)	(59,444)
Net increase.	3,674	$ 43,824	2,037	$ 27,050
Micro Cap Growth				
Shares issued from sale of shares	172	$ 1,911	282	$ 4,357
Shares issued in reinvestment of dividends and/or capital gains distribution.	—	—	—	—
Shares redeemed	(289)	(3,095)	(520)	(8,491)
Net decrease	(117)	$ (1,184)	(238)	$ (4,134)
Mid Cap Growth				
Shares issued from sale of shares	2,479	$ 11,508	3,772	$ 22,260
Shares issued in reinvestment of dividends and/or capital gains distribution.	—	—	216	922
Shares redeemed	(770)	(3,334)	(1,110)	(6,635)
Net increase.	1,709	$ 8,174	2,878	$ 16,547
Money Market				
Shares issued from sale of shares	69,222	$ 69,222	177,389	$ 177,389
Shares issued in reinvestment of dividends and/or capital gains distribution.	1,270	1,270	2,825	2,825
Shares redeemed	(51,819)	(51,819)	(68,686)	(68,686)
Net increase.	18,673	$ 18,673	111,528	$ 111,528
Mortgage Securities				
Shares issued from sale of shares	345	$ 1,503	1,301	$ 6,367
Shares issued in reinvestment of dividends and/or capital gains distribution.	330	1,400	69	302
Shares redeemed	(880)	(3,867)	(1,890)	(8,950)
Net decrease	(205)	$ (964)	(520)	$ (2,281)
Real Estate Securities				
Shares issued from sale of shares	777	$ 2,652	1,306	$ 8,526
Shares issued in reinvestment of dividends and/or capital gains distribution.	235	831	248	983
Shares redeemed	(965)	(3,273)	(1,745)	(10,220)
Net increase (decrease)	47	$ 210	(191)	$ (711)
Science and Technology				
Shares issued from sale of shares	1,391	$ 16,741	1,167	$ 17,258
Shares issued in reinvestment of dividends and/or capital gains distribution.	1,421	16,547	768	8,411
Shares redeemed	(1,950)	(22,259)	(4,192)	(62,984)
Net increase (decrease)	862	$ 11,029	(2,257)	$ (37,315)
Small Cap Growth				
Shares issued from sale of shares	1,599	$ 9,755	2,501	$ 19,652
Shares issued in reinvestment of dividends and/or capital gains distribution.	202	1,298	1,043	6,006
Shares redeemed	(4,167)	(24,572)	(9,050)	(72,780)
Net decrease	(2,366)	$ (13,519)	(5,506)	$ (47,122)
Small Cap Value				
Shares issued from sale of shares	1,489	$ 14,737	3,204	$ 40,078
Shares issued in reinvestment of dividends and/or capital gains distribution.	—	—	403	3,900
Shares redeemed	(1,269)	(12,310)	(3,338)	(42,183)
Net increase.	220	$ 2,427	269	$ 1,795

Portfolio (Continued)	Six months ended 6-30-09		Fiscal year ended 12-31-08	
	Shares	Value	Shares	Value
Value				
Shares issued from sale of shares	3,915	$ 14,979	6,712	$ 34,913
Shares issued in reinvestment of dividends and/or capital gains distribution	1,236	4,928	772	3,088
Shares redeemed	(4,953)	(18,778)	(8,963)	(47,475)
Net increase (decrease)	198	$ 1,129	(1,479)	$ (9,474)

7. DERIVATIVE INSTRUMENTS

In March 2008, the Financial Accounting Standards Board (FASB) issued ASC Section 815-10 (formerly Financial Accounting Standard No. 161, "Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133"). ASC 815-10 amends and expands disclosures about derivative instruments and hedging activities; it requires qualitative disclosures about the objectives and strategies of derivative instruments, quantitative disclosures about the fair value amounts of and gains and losses on derivative instruments, and disclosures of credit-risk-related contingent features in hedging activities.

Forward Foreign Currency Contracts. Each Portfolio, other than Money Market and the Pathfinder Portfolios, may enter into forward foreign currency contracts (forward contracts) for the purchase or sale of a foreign currency at a negotiated rate at a future date. Forward contracts are reported on a schedule following the Schedule of Investments. Forward contracts will be valued daily based upon the closing prices of the forward currency rates determined at the close of the NYSE as provided by a bank, dealer or independent pricing service. The resulting unrealized appreciation and depreciation is reported in the Statement of Assets and Liabilities as a receivable or payable and in the Statement of Operations within the change in unrealized appreciation (depreciation). At contract close, the difference between the original cost of the contract and the value at the close date is recorded as a realized gain (loss) in the Statement of Operations.

Risks to a Portfolio include both market and credit risk. Market risk is the risk that the value of the forward contract will depreciate due to unfavorable changes in the exchange rates. Credit risk arises from the possibility that the counterparty will default. If the counterparty defaults, a Portfolio's loss will consist of the net amount of contractual payments that the Portfolio has not yet received.

Futures Contracts. Each Portfolio, other than Money Market and the Pathfinder Portfolios, may engage in buying and selling futures contracts. Upon entering into a futures contract, the Portfolio is required to deposit, in a segregated account, an amount equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent payments (variation margins) are made or received by the Portfolio each day, dependent on the daily fluctuations in the value of the underlying debt security or index.

Futures contracts are reported on a schedule following the Schedule of Investments. Securities held in collateralized accounts to cover initial margin requirements on open futures contracts are identified in the Schedule of Investments. Cash held by the broker to cover initial margin requirements on open futures contracts and the receivable and/or payable for the daily mark to market for the variation margin are noted in the Statement of Assets and Liabilities. The net change in unrealized appreciation (depreciation) is reported in the Statement of Operations. Realized gains (losses) are reported in the Statement of Operations at the closing or expiration of futures contracts.

Risks of entering into futures contracts include the possibility of loss of securities or cash held as collateral, that there may be an illiquid market where the Portfolio is unable to close the contract or enter into an offsetting position and, if used for hedging purposes, the risk that the price of the contract will correlate imperfectly with the prices of the Portfolio's securities.

Swap Agreements. Each Portfolio, other than Money Market and the Pathfinder Portfolios, may invest in swap agreements, which are agreements to exchange the return generated by one instrument for the return generated by another instrument.

Credit default swaps involve the exchange of a fixed rate premium for protection against the loss in value of an underlying security in the event of a defined credit event, such as payment default or bankruptcy. Under a credit default swap one party acts as a guarantor by receiving the fixed periodic payment in exchange for the commitment to purchase the underlying security at par if the defined credit event occurs. A Portfolio may enter into credit default swaps in which either it or its counterparty act as the guarantor.

Total return swaps involve a commitment to pay periodic interest payments in exchange for a market-linked return based on a security or a basket of securities representing a variety of securities or a particular index. To the extent the total return of the security, index or other financial measure underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the Portfolio will receive a payment from or make a payment to the counterparty.

Variance swaps involve a contract in which two parties agree to exchange cash flows based on the measured variance of a specified underlying security or index during a certain time period. On the trade date, the two parties agree on the strike price of the contract (the reference level against which cash flows are exchanged), as well as the number of units in the transaction and the length of the contract. Like an option contract, the value of a variance swap is influenced by both realized and implied volatility, as well as the passage of time. A Portfolio may enter into variance swaps to manage volatility risk.

The creditworthiness of firms with which a Portfolio enters into a swap agreement is monitored by IICO. If a firm's creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Portfolio will have contractual remedies pursuant to the agreement related to the transaction.

Option Contracts. Options purchased by a Portfolio are accounted for in the same manner as marketable portfolio securities. The cost of portfolio securities acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from securities sold through the exercise of put options are decreased by the premium paid to purchase the put.

When a Portfolio writes (sells) an option, an amount equal to the premium received by the Portfolio is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current market value of the option written. The current market value of an option is the last sales price on the principal exchange on which the option is traded or, in the absence of

transactions, the mean between the bid and asked prices or at a value supplied by a broker-dealer. When an option expires on its stipulated expiration date or a Portfolio enters into a closing purchase transaction, the Portfolio realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold) and the liability related to such option is extinguished. When a call option is exercised, the premium is added to the proceeds from the sale of the underlying security in determining whether a Portfolio has realized a gain or loss. For each Portfolio, when a written put is exercised, the cost basis of the securities purchased by a Portfolio is reduced by the amount of the premium received.

Investments in options, whether purchased or written, involve certain risks. Writing put options and purchasing call options may increase a Portfolio's exposure to the underlying security (or basket of securities). With written options, there may be times when a Portfolio will be required to purchase or sell securities to meet its obligation under the option contract where the required action is not beneficial to the Portfolio, due to unfavorable movement of the market price of the underlying security (or basket of securities). Additionally, to the extent a Portfolio enters into over-the-counter (OTC) option transactions with counterparties, the Portfolio will be exposed to the risk that counterparties to these OTC transactions, for whatever reason, will be unable to meet their obligations under the terms of the transaction.

Objectives and Strategies

Asset Strategy. The Portfolio's objectives in using derivatives during the period included hedging market risk on equity securities, increasing exposure to various equity markets, managing exposure to various foreign currencies, managing exposure to precious metals, and hedging certain event risks on positions held by the Portfolio. To achieve the objective of hedging market risk and increasing exposure to equity markets, the Portfolio utilized futures and purchased option contracts, both short and long, on foreign and domestic equity indices. To manage foreign currency exposure, the Portfolio utilized forward contracts to either increase or decrease exposure to a given currency. To manage exposure to precious metals, the Portfolio utilized gold futures contracts. To manage event risks, the Portfolio utilized options, both written and purchased, on individual equity securities owned by the Portfolio.

Fair Values of Derivative Instruments as of June 30, 2009:

| Type of Derivative | Asset Derivatives | | Liability Derivatives | |
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Equity	Investments in unaffiliated securities	$ 12,543	N/A	N/A
Foreign currency	Unrealized appreciation on forward currency contracts	1,090	Unrealized depreciation on forward currency contracts	$ 1,504
Commodities	N/A	N/A	N/A	N/A
Total		$ 13,633		$ 1,504

The Effect of Derivative Instruments on the Statement of Operations for the Period Ended June 30, 2009:

Type of Derivative	Location of Gain (Loss) on Derivatives Recognized in Income	Realized Gain (Loss) on Derivatives Recognized in Income	Change in Unrealized Appreciation (Depreciation) on Derivatives Recognized in Income
Equity	Net realized gain (loss) on investments in unaffiliated securities and written options and futures contracts/Net change in unrealized appreciation (depreciation) on investments in unaffiliated securities and futures contracts	$ (7,200)	$ (13,296)
Foreign currency	Net realized gain (loss) on forward foreign currency contracts/Net change in unrealized appreciation (depreciation) on forward foreign currency contracts	3,827	(5,042)
Commodities	Net realized gain (loss) on futures contracts	1,533	N/A
Total		$ (1,840)	$ (18,338)

During the fiscal period ended June 30, 2009, the Portfolio's average market value outstanding for forward contracts and futures contracts were as follows: short forward contracts - $127,551, long forward contracts - $129,910, short futures contracts - $110,634, long futures contracts - $2,949. Additionally, the Portfolio's average number of purchased option contracts outstanding was 1.

Core Equity. The Portfolio's objective in using derivatives during the period was to hedge market risk for some or all of its existing equity security portfolio. To achieve this objective, the Portfolio utilized futures contracts on broad domestic equity market indices.

Fair Values of Derivative Instruments as of June 30, 2009:

	Asset Derivatives		Liability Derivatives	
Type of Derivative	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Equity	N/A	N/A	N/A	N/A

The Effect of Derivative Instruments on the Statement of Operations for the Period Ended June 30, 2009:

Type of Derivative	Location of Gain (Loss) on Derivatives Recognized in Income	Realized Gain (Loss) on Derivatives Recognized in Income	Change in Unrealized Appreciation (Depreciation) on Derivatives Recognized in Income
Equity	Net realized gain (loss) on futures contracts	$ 2,751	N/A

During the fiscal period ended June 30, 2009, the Portfolio's average market value outstanding for short futures contracts was $2,834.

Global Natural Resources. The Portfolio's objectives in using derivatives during the period were to hedge market risk on equity securities, increase exposure to specific sectors or companies, and manage exposure to various foreign currencies. To achieve the objective of hedging market risk and increasing exposure to equity markets, the Portfolio utilized futures on equity indices and purchased and written option contracts on individual equity securities. To manage foreign currency exposure, the Portfolio utilized forward foreign currency contracts to either increase or decrease exposure to a given currency.

Fair Values of Derivative Instruments as of June 30, 2009:

	Asset Derivatives		Liability Derivatives	
Type of Derivative	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Equity	Investments in unaffiliated securities and variation margin receivable	$ 3,953	N/A	N/A
Foreign currency	Unrealized appreciation on forward currency contracts	3	Unrealized depreciation on forward currency contracts	$ 43
Total		$ 3,956		$ 43

The Effect of Derivative Instruments on the Statement of Operations for the Period Ended June 30, 2009:

Type of Derivative	Location of Gain (Loss) on Derivatives Recognized in Income	Realized Gain (Loss) on Derivatives Recognized in Income	Change in Unrealized Appreciation (Depreciation) on Derivatives Recognized in Income
Equity	Net realized gain (loss) on investments in unaffiliated securities and futures contracts/ Net change in unrealized appreciation (depreciation) on investments in unaffiliated securities and futures contracts	$ (709)	$ (560)
Foreign currency	Net realized gain (loss) on forward foreign currency contracts/Net change in unrealized appreciation (depreciation) on forward foreign currency contracts	(262)	54
Total		$ (971)	$ (506)

During the fiscal period ended June 30, 2009, the Portfolio's average market value outstanding for forward contracts and futures contracts were as follows: short forward contracts - $6,884, long forward contracts - $6,932, short futures contracts - $1,596. Additionally, the Portfolio's average number of purchased option contracts and written option contracts outstanding was less than 1.

International Growth. The Portfolio's objective in using derivatives during the period was to manage the exposure to various foreign currencies. To achieve this objective, the Portfolio utilized forward contracts to either increase or decrease exposure to a given currency.

Fair Values of Derivative Instruments as of June 30, 2009:

Type of Derivative	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Foreign currency	N/A	N/A	N/A	N/A

The Effect of Derivative Instruments on the Statement of Operations for the Period Ended June 30, 2009:

Type of Derivative	Location of Gain (Loss) on Derivatives Recognized in Income	Realized Gain (Loss) on Derivatives Recognized in Income	Change in Unrealized Appreciation (Depreciation) on Derivatives Recognized in Income
Foreign currency	Net realized gain (loss) on forward foreign currency contracts/Net change in unrealized appreciation (depreciation) on forward foreign currency contracts	$ (771)	$ (236)

During the fiscal period ended June 30, 2009, the Portfolio's average market value outstanding for short forward contracts and long forward contracts was $1,738 and $1,745, respectively.

Mid Cap Growth. The Portfolio's objectives in using derivatives during the period were to both gain exposure to certain sectors and to hedge certain event risks on positions held by the Portfolio. To achieve these objectives, the Portfolio utilized options, both written and purchased, on either an index or on individual or baskets of equity securities.

Fair Values of Derivative Instruments as of June 30, 2009:

Type of Derivative	Asset Derivatives		Liability Derivatives	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Equity	Investments in unaffiliated securities	$ 115	Written options at market value	$ 139

The Effect of Derivative Instruments on the Statement of Operations for the Period Ended June 30, 2009:

Type of Derivative	Location of Gain (Loss) on Derivatives Recognized in Income	Realized Gain (Loss) on Derivatives Recognized in Income	Change in Unrealized Appreciation (Depreciation) on Derivatives Recognized in Income
Equity	Net realized gain (loss) on investments in unaffiliated securities and written options/ Net change in unrealized appreciation (depreciation) on investments in unaffiliated securities and written options	$ 741	$ (42)

During the fiscal period ended June 30, 2009, the Portfolio's average number of purchased option contracts and written option contracts outstanding was 1 and 1, respectively.

Mortgage Securities. The Portfolio's objective in using derivatives during the period was to adjust the overall duration of the portfolio. To achieve this objective, the Portfolio primarily utilized Treasury futures contracts of varying lengths to either shorten or lengthen, as determined by the Portfolio's advisor, the duration of the Portfolio.

Fair Values of Derivative Instruments as of June 30, 2009:

	Asset Derivatives		Liability Derivatives	
Type of Derivative	**Balance Sheet Location**	**Fair Value**	**Balance Sheet Location**	**Fair Value**
Interest rate	Variation margin receivable	$ 2	N/A	N/A

The Effect of Derivative Instruments on the Statement of Operations for the Period Ended June 30, 2009:

Type of Derivative	**Location of Gain (Loss) on Derivatives Recognized in Income**	**Realized Gain (Loss) on Derivatives Recognized in Income**	**Change in Unrealized Appreciation (Depreciation) on Derivatives Recognized in Income**
Interest rate	Net realized gain (loss) on futures contracts/ Net change in unrealized appreciation (depreciation) on futures contracts	$ 61	$ 127

During the fiscal period ended June 30, 2009, the Portfolio's average market value outstanding for short futures contracts was $1,524.

Science and Technology. The Portfolio's objective in using derivatives during the period was to hedge market risk on securities in its portfolio. To achieve this objective, the Portfolio utilized options, both written and purchased, on individual equity securities owned by the Portfolio.

Fair Values of Derivative Instruments as of June 30, 2009:

	Asset Derivatives		Liability Derivatives	
Type of Derivative	**Balance Sheet Location**	**Fair Value**	**Balance Sheet Location**	**Fair Value**
Equity	N/A	N/A	N/A	N/A

The Effect of Derivative Instruments on the Statement of Operations for the Period Ended June 30, 2009:

Type of Derivative	**Location of Gain (Loss) on Derivatives Recognized in Income**	**Realized Gain (Loss) on Derivatives Recognized in Income**	**Change in Unrealized Appreciation (Depreciation) on Derivatives Recognized in Income**
Equity	Net realized gain (loss) on investments in unaffiliated securities and written options/ Net change in unrealized appreciation (depreciation) on investments in unaffiliated securities and written options	$ (2,266)	$ (728)

During the fiscal period ended June 30, 2009, the Portfolio's average number of purchased option contracts and written option contracts outstanding was 2 and 2, respectively.

Small Cap Value. The Portfolio's objective in using derivatives during the period was to gain exposure to certain market sectors that it cannot get through the purchase of equity securities. To achieve this objective, the Portfolio utilized options, both written and purchased, on an index in the sector it wishes to gain exposure to.

Fair Values of Derivative Instruments as of June 30, 2009:

	Asset Derivatives		Liability Derivatives	
Type of Derivative	**Balance Sheet Location**	**Fair Value**	**Balance Sheet Location**	**Fair Value**
Equity	N/A	N/A	N/A	N/A

The Effect of Derivative Instruments on the Statement of Operations for the Period Ended June 30, 2009:

Type of Derivative	Location of Gain (Loss) on Derivatives Recognized in Income	Realized Gain (Loss) on Derivatives Recognized in Income	Change in Unrealized Appreciation (Depreciation) on Derivatives Recognized in Income
Equity	Net realized gain (loss) on investments in unaffiliated securities and written options	$ 207	N/A

During the fiscal period ended June 30, 2009, the Portfolio's average number of purchased option contracts and written option contracts outstanding was less than 1.

Value. The Portfolio's objective in using derivatives during the period was to generate additional income from written option premiums. To achieve these objectives, the Portfolio had primarily written put and call options on equity securities the Portfolio owns.

Fair Values of Derivative Instruments as of June 30, 2009:

Type of Derivative	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Equity	N/A	N/A	Written options at market value	$125

The Effect of Derivative Instruments on the Statement of Operations for the Period Ended June 30, 2009:

Type of Derivative	Location of Gain (Loss) on Derivatives Recognized in Income	Realized Gain (Loss) on Derivatives Recognized in Income	Change in Unrealized Appreciation (Depreciation) on Derivatives Recognized in Income
Equity	Net realized gain (loss) on investments in unaffiliated securities and written options/ Net change in unrealized appreciation (depreciation) on investments in unaffiliated securities and written options	$ 1,222	$ 111

During the fiscal period ended June 30, 2009, the Portfolio's average number of written option contracts outstanding was 6.

8. COMMITMENT

In connection with Asset Strategy's investment in Vietnam Azalea Fund Limited (VAF), the Portfolio is contractually committed to provide additional capital of up to $1,018 if and when VAF requests such contributions or draw downs. The total commitment is limited to $3,000. At June 30, 2009, Asset Strategy had made a total contribution of $1,982. No public market currently exists for the shares of VAF nor are the shares listed on any securities exchange. VAF intends to become listed within one year after the final commitment has been drawn down.

9. AFFILIATED COMPANY TRANSACTIONS

A summary of the transactions in affiliated companies during the fiscal period ended June 30, 2009 follows:

	12-31-08 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/(Loss)	Distributions Received[1]	6-30-09 Share Balance	6-30-09 Market Value
Pathfinder Aggressive							
Ivy Funds VIP Bond	1,028	$ 676	97	$ 4	$ 230	1,136	$ 6,017
Ivy Funds VIP Dividend Opportunities	1,159	736	136	15	66	1,284	6,578
Ivy Funds VIP Growth	891	1,012	155	17	254	1,008	7,911
Ivy Funds VIP International Growth . .	692	569	101	11	78	776	4,834
Ivy Funds VIP International Value . . .	428	1,236	121	21	611	524	6,515
Ivy Funds VIP Mid Cap Growth	444	223	43	8	—	486	2,561
Ivy Funds VIP Money Market	5,465	481	101	—	35	5,844	5,844
Ivy Funds VIP Small Cap Growth. . . .	200	140	26	5	6	220	1,536
Ivy Funds VIP Small Cap Value.	344	357	69	12	—	374	4,020
Ivy Funds VIP Value.	697	381	62	9	68	780	3,223
					$1,348		$49,039

(1)Distributions received includes distributions from net investment income and/or from capital gains from the underlying funds.

	12-31-08 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/(Loss)	Distributions Received[1]	6-30-09 Share Balance	6-30-09 Market Value
Pathfinder Conservative							
Ivy Funds VIP Bond	702	$ 6,253	$ 258	$ 7	$ 342	1,822	$ 9,648
Ivy Funds VIP Dividend							
Opportunities	412	3,999	148	29	59	1,227	6,282
Ivy Funds VIP Growth	125	1,860	68	12	87	371	2,909
Ivy Funds VIP International Value ...	43	1,138	35	9	153	140	1,740
Ivy Funds VIP Mid Cap Growth	47	394	13	4	—	134	707
Ivy Funds VIP Money Market	3,685	5,950	265	—	40	9,370	9,370
Ivy Funds VIP Small Cap Growth. ...	18	198	7	2	1	51	357
Ivy Funds VIP Small Cap Value	11	197	7	2	—	31	331
Ivy Funds VIP Value	53	407	14	3	13	158	653
					$ 695		$31,997

	12-31-08 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/(Loss)	Distributions Received[1]	6-30-09 Share Balance	6-30-09 Market Value
Pathfinder Moderate							
Ivy Funds VIP Bond	3,327	$ 16,295	$ 68	$ 3	$ 1,064	6,378	$ 33,779
Ivy Funds VIP Dividend							
Opportunities	2,483	13,930	56	9	221	5,318	27,236
Ivy Funds VIP Growth	1,120	9,628	37	6	489	2,396	18,799
Ivy Funds VIP International Growth..	822	5,475	22	3	144	1,773	11,053
Ivy Funds VIP International Value ...	452	7,099	23	6	1,006	1,052	13,070
Ivy Funds VIP Mid Cap Growth	634	3,046	11	3	—	1,283	6,765
Ivy Funds VIP Money Market	17,554	15,370	72	—	140	32,853	32,853
Ivy Funds VIP Small Cap Growth. ...	240	1,535	6	1	11	488	3,412
Ivy Funds VIP Small Cap Value	297	3,046	11	3	—	600	6,442
Ivy Funds VIP Value	888	3,943	15	3	135	1,897	7,836
					$ 3,210		$ 161,245

	12-31-08 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/(Loss)	Distributions Received[1]	6-30-09 Share Balance	6-30-09 Market Value
Pathfinder Moderately Aggressive							
Ivy Funds VIP Bond	3,810	$ 12,670	$ 25	$ 1	$ 1,113	6,184	$ 32,750
Ivy Funds VIP Dividend							
Opportunities	3,712	14,166	29	3	298	6,602	33,816
Ivy Funds VIP Growth	1,676	9,906	19	2	660	2,990	23,460
Ivy Funds VIP International Growth..	1,558	7,181	14	1	246	2,812	17,527
Ivy Funds VIP International Value ...	919	10,317	17	3	1,842	1,790	22,248
Ivy Funds VIP Mid Cap Growth	1,185	3,852	7	1	—	2,011	10,598
Ivy Funds VIP Money Market	20,157	11,706	26	—	150	31,837	31,837
Ivy Funds VIP Small Cap Growth. ...	536	2,335	4	1	23	915	6,403
Ivy Funds VIP Small Cap Value	784	5,393	10	2	—	1,321	14,184
Ivy Funds VIP Value	1,325	4,034	8	1	181	2,357	9,734
					$ 4,513		$202,557

	12-31-08 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/(Loss)	Distributions Received[1]	6-30-09 Share Balance	6-30-09 Market Value
Pathfinder Moderately Conservative							
Ivy Funds VIP Bond	1,631	$ 9,632	$ 590	$ 23	$ 582	3,324	$ 17,604
Ivy Funds VIP Dividend							
Opportunities	1,022	6,617	438	4	101	2,291	11,736
Ivy Funds VIP Growth	422	4,187	265	5	204	945	7,416
Ivy Funds VIP International Growth..	244	1,857	120	3	47	550	3,426
Ivy Funds VIP International Value ...	117	2,099	120	3	289	286	3,550
Ivy Funds VIP Mid Cap Growth	261	1,448	95	4	—	553	2,917
Ivy Funds VIP Money Market	8,603	9,123	614	—	74	17,112	17,112
Ivy Funds VIP Small Cap Growth. ...	49	365	23	1	3	105	736
Ivy Funds VIP Small Cap Value	30	362	24	1	—	64	688
Ivy Funds VIP Value	364	1,871	123	—*	62	815	3,366
					$ 1,362		$ 68,551

(1)Distributions received includes distributions from net investment income and/or from capital gains from the underlying funds.

	12-31-08 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/(Loss)	Distributions Received	6-30-09 Share Balance	6-30-09 Market Value
Asset Strategy							
Vietnam Azalea Fund Limited[2] . . .	300	$ 242	$ —	$ —	$ —	300	$ 1,122

	12-31-08 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/(Loss)	Distributions Received	6-30-09 Share Balance	6-30-09 Market Value
Small Cap Growth							
Argyle Security, Inc.[2][3]	300	$ —	$ 2,412	$(2,341)	$ —	N/A	$ N/A

*Not shown due to rounding.

(1)Distributions received includes distributions from net investment income and/or from capital gains from the underlying funds.

(2)No dividends were paid during the preceding 12 months.

(3)Company was no longer an affiliate at June 30, 2009.

10. SENIOR LOANS

A Portfolio invests in senior secured corporate loans either as an original lender or as a purchaser of a loan assignment or a participation interest in a loan. Senior Loans are generally made to U.S. and foreign borrowers that are corporations, partnerships, or other business entities. Senior Loans are generally readily marketable, but some loans may be illiquid or be subject to some restrictions on resale.

Certain Senior Loans contain provisions that obligate a Portfolio to fund future commitments at the borrower's discretion. Funded portions of these commitments are presented in the Schedule of Investments while unfunded commitments are as follows:

Borrower	Unfunded Commitment	Value of Underlying Loan
High Income		
Las Vegas Sands, LLC	$291	$234

11. WRITTEN OPTION ACTIVITY

For Asset Strategy, transactions in written call options were as follows:

	Number of Contracts	Premium Received
Outstanding at December 31, 2008	—	$ —
Options written	58,600	97
Options terminated in closing purchase transactions	—	—
Options exercised	—	—
Options expired	(58,600)	(97)
Outstanding at June 30, 2009	—	$ —

For Asset Strategy, transactions in written put options were as follows:

	Number of Contracts	Premium Received
Outstanding at December 31, 2008	—	$ —
Options written	2	290
Options terminated in closing purchase transactions	(2)	(290)
Options exercised	—	—
Options expired	—	—
Outstanding at June 30, 2009	—	$ —

For Mid Cap Growth, transactions in written call options were as follows:

	Number of Contracts	Premium Received
Outstanding at December 31, 2008.	—	$ —
Options written	—*	7
Options terminated in closing purchase transactions	—*	(4)
Options exercised.	—*	(3)
Options expired	—	—
Outstanding at June 30, 2009	—	$ —

*Not shown due to rounding.

For Mid Cap Growth, transactions in written put options were as follows:

	Number of Contracts	Premium Received
Outstanding at December 31, 2008	—	$ —
Options written	4	493
Options terminated in closing purchase transactions	(2)	(319)
Options exercised	—	—
Options expired.	—*	(12)
Outstanding at June 30, 2009	1	$ 162

*Not shown due to rounding.

For Science and Technology, transactions in written call options were as follows:

	Number of Contracts	Premium Received
Outstanding at December 31, 2008.	7	$ 2,374
Options written	3	1,907
Options terminated in closing purchase transactions	(5)	(2,561)
Options exercised.	(3)	(884)
Options expired	(2)	(836)
Outstanding at June 30, 2009	—	$ —

For Small Cap Value, transactions in written put options were as follows:

	Number of Contracts	Premium Received
Outstanding at December 31, 2008	—*	$ 884
Options written.	—	—
Options terminated in closing purchase transactions.	—*	(884)
Options exercised	—	—
Options expired	—	—
Outstanding at June 30, 2009	—	$ —

For Value, transactions in written call options were as follows:

	Number of Contracts	Premium Received
Outstanding at December 31, 2008	5	$ 646
Options written.	23	1,485
Options terminated in closing purchase transactions	(13)	(1,098)
Options exercised	(1)	(316)
Options expired	(9)	(547)
Outstanding at June 30, 2009	5	$ 170

For Value, transactions in written put options were as follows:

	Number of Contracts	Premium Received
Outstanding at December 31, 2008	—*	$ 39
Options written.	6	339
Options terminated in closing purchase transactions	—	—
Options exercised	—*	(39)
Options expired	(1)	(88)
Outstanding at June 30, 2009	5	$251

*Not shown due to rounding.

12. CHANGE IN STRUCTURE

On April 3, 2009, a special shareholder meeting for the Corporation was held to approve an Agreement and Plan of Reorganization and Termination, pursuant to which each Portfolio would be reorganized into a corresponding series of a newly established Delaware statutory trust. On April 30, 2009, that reorganization took place. See pages 135 and 136 for the shareholder meeting results.

13. REGULATORY AND LITIGATION MATTERS

On July 24, 2006, WRIMCO, W&R and WRSCO (collectively, Waddell & Reed) reached a settlement with each of the SEC, the New York Attorney General (NYAG) and the Securities Commissioner of the State of Kansas to resolve proceedings brought by each regulator in connection with its investigation of frequent trading and market timing in certain Waddell & Reed Advisors Funds.

Under the terms of the SEC's cease-and desist order (SEC Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among other provisions Waddell & Reed has agreed to: pay $40 million in disgorgement and $10 million in civil money penalties; cease and desist from violations of the antifraud provisions and certain other provisions of the federal securities laws; maintain certain

compliance and ethics oversight structures; retain an independent consultant to periodically review Waddell & Reed's supervisory, compliance, control and other policies and procedures; and retain an independent distribution consultant (described below). According to the SEC Order, the SEC found that some market timers made profits in some of the Waddell & Reed Advisors Funds, and that this may have caused some dilution in those Funds. Also, the SEC found that Waddell & Reed failed to make certain disclosures to the Waddell & Reed Advisors Funds' Boards of Directors (now Trustees) and shareholders regarding the market timing activity and Waddell & Reed's acceptance of service fees from some market timers.

The Assurance of Discontinuance with the NYAG (NYAG Settlement), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among its conditions requires that Waddell & Reed: reduce the aggregate investment management fees paid by certain of the Waddell & Reed Advisors Funds and certain of the Ivy Funds Variable Insurance Portfolios (the Funds) by $5 million per year for five years, for a projected total of $25 million in investment management fee reductions; bear the costs of an independent fee consultant to be retained by the Funds to review and consult regarding the Funds' investment management fee arrangements; and make additional investment management fee-related disclosures to Fund shareholders. The NYAG Settlement also effectively requires that the Funds implement certain governance measures designed to maintain the independence of the Funds' Boards of Directors (now Trustees) and appoint an independent compliance consultant responsible for monitoring the Funds' and WRIMCO's compliance with applicable laws.

The consent order issued by the Securities Commissioner of the State of Kansas (Kansas Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, requires Waddell & Reed to pay a fine of $2 million to the Office of the Commissioner.

The SEC Order further requires that the $50 million in settlement amounts described above will be distributed in accordance with a distribution plan developed by an independent distribution consultant, in consultation with Waddell & Reed, and that is agreed to by the SEC staff and the Funds' Disinterested Directors. The SEC Order requires that the independent distribution consultant develop a methodology and distribution plan pursuant to which Fund shareholders shall receive their proportionate share of losses, if any, suffered by the Funds due to market timing. Therefore, it is not currently possible to specify which particular Fund shareholders or groups of Fund shareholders will receive distributions of those settlement monies or in what proportion and amounts. However, as noted above, the SEC Order makes certain findings with respect to market timing activities in some of the Waddell & Reed Advisors Funds only. Accordingly, it is not expected that shareholders of Ivy Funds Variable Insurance Portfolios will receive distributions of settlement monies.

The foregoing is only a summary of the SEC Order, NYAG Settlement and Kansas Order. A copy of the SEC Order is available on the SEC's website at www.sec.gov. A copy of the SEC Order, NYAG Settlement and Kansas Order is available as part of the Waddell & Reed Financial, Inc. Form 8-K as filed on July 24, 2006.

In addition, pursuant to the terms of agreement in the dismissal of separate litigation, Waddell & Reed has also agreed to extend the reduction in the aggregate investment management fees paid by the Funds, as described above, for an additional five years.

Ivy Funds Variable Insurance Portfolios (Trust) is a series fund organized as a Delaware statutory trust. Each of its series is the successor to a series of a Maryland corporation (each, a Predecessor Fund) pursuant to reorganizations that occurred on April 30, 2009 (each, a Reorganization). Each Reorganization of a Predecessor Fund was approved by its shareholders and by its board of directors.

In anticipation of the Reorganizations, at its meeting on February 4, 2009, the Trust's Board of Trustees, including all of the Disinterested Trustees, considered and approved a new Investment Management Agreement (Management Agreement) between WRIMCO and the Trust with respect to each of Ivy Funds VIP Pathfinder Aggressive, Ivy Funds VIP Pathfinder Conservative, Ivy Funds VIP Pathfinder Moderate, Ivy Funds VIP Pathfinder Moderately Aggressive, Ivy Funds VIP Pathfinder Moderately Conservative, Ivy Funds VIP Asset Strategy, Ivy Funds VIP Balanced, Ivy Funds VIP Bond, Ivy Funds VIP Core Equity, Ivy Funds VIP Dividend Opportunities, Ivy Funds VIP Energy, Ivy Funds VIP Global Natural Resources, Ivy Funds VIP Growth, Ivy Funds VIP High Income, Ivy Funds VIP International Growth, Ivy Funds VIP International Value, Ivy Funds VIP Micro Cap Growth, Ivy Funds VIP Mid Cap Growth, Ivy Funds VIP Money Market, Ivy Funds VIP Mortgage Securities, Ivy Funds VIP Real Estate Securities, Ivy Funds VIP Science and Technology, Ivy Funds VIP Small Cap Growth, Ivy Funds VIP Small Cap Value and Ivy Funds VIP Value (each, a Fund). The Management Agreement will continue for a period of one year and from year-to-year thereafter only if such continuance is specifically approved at least annually by the Board of Trustees, including the vote of a majority of the Disinterested Trustees. The Management Agreement with respect to each Fund is substantially the same as the Investment Management Agreement with WRIMCO previously in effect with respect to each corresponding Predecessor Fund (Predecessor Management Agreement). At its meeting on February 4, 2009, the Trust's Board of Trustees, whose members were the same as the board of directors of each Predecessor Fund, based its consideration and approval of the Management Agreement with respect to each Fund on (i) the information provided to the boards of directors of the Predecessor Funds in connection with these boards' approvals, at their joint meetings on August 11, 12 and 13, 2008, of the continuance of their respective Predecessor Management Agreements and (ii) the information which these boards received subsequent to the August meetings. For further information about the renewal of a Predecessor Management Agreement for the Predecessor Fund, please see the Predecessor Fund's Annual Report to Shareholders dated December 31, 2008.

A copy of each Predecessor Fund's Annual Report may be obtained, without charge, from the Trust or Waddell & Reed, Inc. by calling 1.888.WADDELL or at www.waddell.com.

Ivy Funds VIP

On April 3, 2009, a special shareholder meeting (Meeting) for Ivy Funds Variable Insurance Portfolios, Inc. was held at the offices of Waddell & Reed Financial, Inc., 6300 Lamar Avenue, Overland Park, Kansas, 66202. The Meeting was held for the following purpose (and with the following results):

Proposal 1: To elect thirteen Directors for Ivy Funds Variable Insurance Portfolios, Inc.

Michael L. Avery

For	Against
925,647,758.812	27,758,492.341

Jarold W. Boettcher

For	Against
924,732,116.405	28,674,134.748

James M. Concannon

For	Against
926,287,736.225	27,118,514.928

John A. Dillingham

For	Against
924,647,373.299	28,758,877.854

David P. Gardner

For	Against
924,771,691.042	28,634,560.111

Joseph Harroz, Jr.

For	Against
925,119,859.619	28,286,391.534

John F. Hayes

For	Against
922,642,942.269	30,763,308.884

Robert L. Hechler

For	Against
921,145,790.772	32,260,460.381

Albert W. Herman

For	Against
925,314,102.864	28,092,148.289

Henry J. Herrmann

For	Against
925,339,433.240	28,066,817.913

Glendon E. Johnson, Sr.

For	Against
922,653,850.704	30,752,400.449

Frank J. Ross, Jr.

For	Against
926,249,484.992	27,156,766.161

Eleanor B. Schwartz

For	Against
924,772,061.908	28,634,189.245

Proposal 2: To approve for each Portfolio a proposed Agreement and Plan of Reorganization and Termination, pursuant to which the Portfolio would be reorganized into a corresponding series of a newly established Delaware statutory trust, to be named Ivy Funds Variable Insurance Portfolios.

Portfolio	For	Against	Abstain
Pathfinder Aggressive	10,718,178.484	410,369.051	204,765.155
Pathfinder Conservative	3,221,932.505	0	28,578.974
Pathfinder Moderate	20,521,761.859	69,879.600	1,205,270.583
Pathfinder Moderately Aggressive	29,840,666.381	764,038.626	1,202,553.806
Pathfinder Moderately Conservative	8,759,541.265	10,704.143	102,202.604
Asset Strategy	77,130,883.719	2,409,546.694	1,982,099.114
Balanced	44,301,022.507	1,753,758.648	2,201,116.313
Bond	59,730,097.619	1,417,999.809	1,850,632.714
Core Equity	45,867,796.044	1,636,620.802	1,153,721.848
Dividend Opportunities	24,227,416.205	543,359.194	325,968.538
Energy	5,171,557.684	162,312.611	63,595.090
Global Natural Resources	20,568,685.874	457,944.384	861,256.435
Growth	90,652,449.782	4,127,006.244	3,349,089.085
High Income	56,251,749.290	1,682,138.208	1,932,691.880
International Growth	25,249,721.428	698,217.888	507,345.858
International Value	28,303,305.227	1,260,011.030	1,018,717.450
Micro Cap Growth	2,242,827.095	179,826.266	98,484.782
Mid Cap Growth	10,341,814.532	358,224.448	343,071.393
Money Market	195,458,987.289	3,872,234.576	5,376,851.735
Mortgage Securities	5,625,311.450	120,099.078	296,707.754
Real Estate Securities	6,300,285.860	182,005.179	106,306.505
Science and Technology	18,049,768.467	891,056.261	493,603.396
Small Cap Growth	43,748,087.845	1,858,141.718	1,384,428.327
Small Cap Value	13,491,695.577	752,304.521	450,675.684
Value	51,941,389.563	2,455,182.544	1,076,628.056

Proposal 3: To authorize a "manager of managers" structure for each of the following Portfolios whereby Waddell & Reed Investment Management Company, with the approval of the Board, will be able to make changes to the unaffiliated sub-advisor(s) to the Portfolio(s) and materially amend investment sub-advisory agreement(s) related to the Portfolio without obtaining shareholder approval.

Portfolio	For	Against	Abstain
Global Natural Resources	20,262,010.482	801,695.424	824,180.787
International Value	27,426,264.542	2,167,620.155	988,149.010
Micro Cap Growth	2,252,406.124	188,045.220	80,686.799
Mortgage Securities	5,576,329.971	182,611.608	283,176.703
Real Estate Securities	6,204,715.445	188,836.675	195,045.424

Proxy Voting Guidelines

A description of the policies and procedures Ivy Funds Variable Insurance Portfolios uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL and (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how the Portfolio voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

QUARTERLY PORTFOLIO SCHEDULE INFORMATION
Ivy Funds VIP

A complete schedule of portfolio holdings for the first and third quarters of each fiscal year is filed with the Securities and Exchange Commission (SEC) on the Trust's Form N-Q. This form may be obtained in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.
- On Waddell & Reed's website at www.waddell.com.

The Ivy Funds Variable Insurance Portfolios Family

Global/International Portfolios

International Growth

International Value

Domestic Equity Portfolios

Core Equity

Dividend Opportunities

Growth

Micro Cap Growth

Mid Cap Growth

Small Cap Growth

Small Cap Value

Value

Fixed Income Portfolios

Bond

High Income

Mortgage Securities

Money Market Portfolios

Money Market

Specialty Portfolios

Asset Strategy

Balanced

Energy

Global Natural Resources

Pathfinder Aggressive

Pathfinder Conservative

Pathfinder Moderate

Pathfinder Moderately Aggressive

Pathfinder Moderately Conservative

Real Estate Securities

Science and Technology

The underlying portfolios discussed in this report are only available as investment options in variable annuity and variable life insurance contracts issued by life insurance companies. They are not offered or made available directly to the general public.

This report is submitted for the general information of the shareholders of Ivy Funds Variable Insurance Portfolios. It is not authorized for distribution to prospective investors in a Portfolio unless accompanied with or preceded by the current Portfolio prospectus as well as the variable product prospectus.

IVY FUNDS
Variable Insurance Portfolios

6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, KS 66201-9217

www.waddell.com

Waddell & Reed, Inc.

SEMIANN-IVYVIP (6-09)

PRSRT STD
U.S. POSTAGE PAID
WADDELL & REED